SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

TDCX Inc.

(Name of the Issuer)

TDCX Inc.

Transformative Investments Pte Ltd

Helium

Laurent Bernard Marie Junique

LLJ Limited

(Name of Person(s) Filing Statement)

Class A Ordinary Shares, par value US$0.0001 per share

American Depositary Shares, each representing one Class A Ordinary Share

(Title of Classes of Securities)

87190U100*

(CUSIP Number of Classes of Securities)

TDCX Inc. 750D Chai Chee Road #06-01/06 ESR BizPark @ Chai Chee Singapore 469004 Singapore Attention: Legal Department Telephone: +65 6309 1688	Laurent Junique Transformative Investments Pte Ltd LLJ Limited Helium 750D Chai Chee Road #06-01/06 ESR BizPark @ Chai Chee Singapore 469004 Singapore Telephone: +65 6309 1688

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Stephanie Tang, Esq. Hogan Lovells 11/F, One Pacific Place 88 Queensway Hong Kong Tel: +852 2219 0888	Rajeev P. Duggal, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 6 Battery Road, Suite 23-02 Singapore 049909 Singapore Tel: +65 6434 2980

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

*	CUSIP number of the ADSs, each representing one Class A Ordinary Share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13e-3. Any representation to the contrary is a criminal offense.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This transaction statement pursuant to Rule 13e-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following Persons (each, separately, a “Filing Person,” and collectively, the “Filing Persons”): (a) TDCX Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the Ordinary Shares (as defined below), including the Class A Ordinary Shares represented by ADSs, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Transformative Investments Pte Ltd, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”); (c) Helium, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”); (d) Mr. Laurent Bernard Marie Junique, founder, executive chairman, and chief executive officer of the Company, and (e) LLJ Limited a company incorporated under the laws of the Bahamas beneficially owned by Mr. Junique (“LLJ Limited”). Filing Persons (b) through (e) are collectively referred to herein as the “Buyer Filing Persons,” and each, the “Buyer Filing Person.”

The Items specified by Schedule 13E-3, with page references to the locations where the information required by such Items can be found, are enumerated beginning on page 3 of this Transaction Statement.

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SUMMARY

This summary, together with the “Questions and Answers about the Merger” below, highlights selected information contained in the remainder of this Transaction Statement. This summary does not contain all of the information that may be important to an Unaffiliated Security Holder (as defined below) of the Company. Unaffiliated Security Holders should read this entire Transaction Statement and the other documents to which this Transaction Statement refers for a more complete understanding of the Merger (as defined below) and the related transactions and how they affect Unaffiliated Security Holders.

“ADS” refers to American Depositary Shares of the Company, each representing one (1) Class A Ordinary Share.

“Board” refers to the board of directors of the Company.

“Buyer Group” refers to the Founder, Parent and Merger Sub.

“Class A Ordinary Shares” refers to each Class A ordinary share, par value US$0.0001 per share, of the Company.

“Class B Ordinary Shares” refers to each Class B ordinary share, par value US$0.0001 per share, of the Company.

“Company Share Plan” refers to the TDCX Inc. Performance Share Plan (Adopted by Ordinary

Resolution on August 25, 2021 and Amended and Restated on January 6, 2022).

“Depositary” means JPMorgan Chase Bank, N.A.

“Equity Commitment Letter” refers to that certain equity commitment letter agreement entered into by and between Parent and LLJ Limited, dated March 1, 2024.

“Founder” or “Mr. Junique” refers to Mr. Laurent Bernard Marie Junique.

“Founder Entity” or “Guarantor” refers to LLJ Limited.

“Limited Guarantee” refers to that certain limited guarantee in favor of the Company entered into by and among the Company and the Guarantor, pursuant to which the Guarantor is guaranteeing certain payment obligations of Parent under the Merger Agreement, dated March 1, 2024.

“Merger Agreement” refers to that certain agreement and plan of merger entered into by and among the Company, Parent and Merger Sub, dated March 1, 2024.

“Other Rollover Shareholder” means Ms. Loretta Junique.

“Parent Parties” means the Parent and the Merger Sub.

“Phantom Share” means each cash-settled equity-based award (including time and performance-based awards) granted under the Company Share Plan on or prior to the Effective Time, the restrictions over which have not lapsed on or prior to the Effective Time in accordance with the terms thereof.

“Per ADS Merger Consideration” means US$7.20 in cash per ADS without interest.

“Per Share Merger Consideration” means US$7.20 in cash per Share without interest.

“Per Warrant Merger Consideration” means US$7.19 in cash per Vested Warrant without interest.

“Performance Share” means each restricted share unit or other right to acquire Shares (including time and performance-based awards) granted under the Company Share Plan on or prior to the Effective Time, the restrictions over which have not lapsed on or prior to the Effective Time in accordance with the terms thereof.

“Person” refers to a natural person, a partnership, a corporation, a limited liability company, a business trust, a joint share company, a trust, an unincorporated association, a joint venture, a governmental entity or another entity or organization.

“Proposal” refers to the proposal letter that the Company received from the Buyer Group on January 2, 2024.

“Required Available Cash Amount” means US$100,000,000.

“Rollover Agreements” refers to those certain rollover and contribution agreements entered into by and among (as may be applicable) Parent, Merger Sub, and the Rollover Shareholders, dated March 1, 2024, and each a “Rollover Agreement.”

“Rollover Shareholders” refers to Parent, the Founder and the Other Rollover Shareholder, and each a “Rollover Shareholder.”

“Rollover Shares” refers to (i) 559,625 Class A Ordinary Shares (including Class Ordinary A Shares represented by ADSs) and 123,500,000 Class B Ordinary Shares held by the Rollover Shareholders as of the date hereof, and (ii) any Shares (including Shares represented by ADSs) that the Rollover Shareholders may acquire between the date hereof and the Effective Time.

“Shares” or “Ordinary Shares” refers to the Class A Ordinary Shares and the Class B Ordinary Shares.

“Special Committee” refers to the special committee of independent, disinterested directors of the Company that was formed by the Board.

“Transaction Agreements” refers to the Merger Agreement, the Plan of Merger, the Limited Guarantee, the Rollover Agreements and the Equity Commitment Letter.

“Transactions” refers to the transactions contemplated by the Transaction Agreements.

“Unaffiliated Security Holders” is used in this Transaction Statement as such term is defined in Rule 13e-3(a)(4) under the Exchange Act, and refers to holders of Class A Ordinary Shares, ADSs and Warrants other than the holders of Class A Ordinary Shares, ADSs and Warrants who are affiliates of the Company and the Rollover Shareholders.

“Unvested Performance Share” means any Performance Share that is not a Vested Performance Share.

“Unvested Warrant” means any Warrant that is not a Vested Warrant.

“USA” or “the United States” means the United States of America.

“Vested Performance Share” means any Performance Share that shall have become vested on or prior to the closing date and remains outstanding on the closing date in accordance with the terms of such Performance Share.

“Vested Warrant” refers to any Warrant that shall have become vested on or prior to the closing date and remains outstanding on the closing date in accordance with the terms of such Warrant and the Warrant Agreement.

“Warrant” refers to a warrant granted pursuant to the Warrant Agreement on or prior to the Effective Time, the restrictions over which have not lapsed on or prior to the Effective Time in accordance with the terms thereof.

“Warrant Agreement” means the Warrant Agreement to Purchase American Depositary Shares of TDCX Inc. dated September 2, 2022 between Airbnb Ireland Unlimited Company and the Company.

References to “we,” “us” “our,” and the “Company” as used in this Transaction Statement refer to TDCX Inc. and/or its direct and indirect subsidiaries and variable interest entities as the context may require.

References to “dollars,” “$” and “US$” in this Transaction Statement are to U.S. dollars.

References to “S$,” in this Transaction Statement are to Singapore dollars, the legal currency of Singapore.

The Parties Involved in the Merger

The Company

The Company provides transformative digital customer experience (CX) solutions, enabling world-leading and disruptive brands to acquire new customers, to build customer loyalty and to protect their online communities.

The principal business address and telephone number of the Company are 750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore 469004, Singapore, and +65 6309 1688.

The Company is the issuer of the Class A Ordinary Shares, each carrying one vote per share, and Class B Ordinary Shares, each carrying ten votes per share. Each ADS of the Company represents one Class A Ordinary Share.

As of March 1, 2024, there were a total of 144,039,491 Ordinary Shares issued and outstanding, comprising (i) 20,539,491 Class A Ordinary Shares (excluding (a) 2,220,728 Class A Ordinary Shares represented by 2,220,728 ADSs that the Company repurchased, and (b) 350,000 Class A Ordinary Shares issued to the depositary for future vesting of warrants granted to a customer) and (ii) 123,500,000 Class B Ordinary Shares. For a more complete description of the Company’s business, history, and organizational structure, please see the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 26, 2023 (the “2022 Form 20-F”), which is incorporated by reference herein. See “Where You Can Find More Information” for instructions on obtaining a copy of the 2022 Form 20-F.

During the last five years, neither the Company nor any of the Company’s directors and executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Parent

Parent is an exempted company incorporated with limited liability under the laws of the Cayman Islands and beneficially owned by Mr. Junique. Parent is a holding company formed for the purpose of holding the equity interest in the Company. The principal business address and telephone number of Parent are 750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore 469004, Singapore, and +65 6309 1688. The registered office of Parent is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Pursuant to the Rollover Agreements, the Rollover Shareholders have irrevocably agreed to contribute their respective Ordinary Shares of the Company to Merger Sub prior to the consummation of the Merger (as defined below) (the “Closing”) in exchange for newly issued ordinary shares of Parent or the Merger Sub, as applicable, such that Merger Sub will hold 559,625 Class A Ordinary Shares and 123,500,000 Class B Ordinary Shares immediately prior to the Closing, collectively representing approximately 98.4% of the voting power of the Shares exercisable in a general meeting of the Company.

During the last five years, neither Parent nor any of its directors or executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Merger Sub

Merger Sub is an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent. Merger Sub is a holding company formed solely for the purpose of completing the transactions contemplated under the Merger Agreement, including the Merger (as defined below). The principal business address and telephone number of Merger Sub is 750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore 469004, Singapore, and +65 6309 1688. The registered office of Merger Sub is located at the offices of International Corporation Services Ltd, P.O. Box 472, Harbour Place, 2nd Floor, 103 South Church Street, George Town, Grand Cayman KY1-1106. Merger Sub will hold 559,625 Class A Ordinary Shares and 123,500,000 Class B Ordinary Shares immediately prior to the Closing.

During the last five years, neither Merger Sub nor any of its directors or executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Mr. Junique and LLJ Limited

Mr. Junique is the Founder, the executive chairman and chief executive officer of the Company. Mr. Junique is a citizen of Singapore. LLJ Holdings is principally an investment holding vehicle and a company organized and existing under the laws of the Bahamas. The entire interest of LLJ Limited is held by a trust that was established for the benefit of Mr. Junique and his family. Under the terms of this trust, Mr. Junique has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by the trust in LLJ Limited. The principal business address and telephone number of Mr. Junique is 750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore 469004, Singapore, and +65 6309 1688. The registered address of LLJ Limited is Montague Sterling Center, Third Floor, 13 Easst Bay Street, Nassau, Bahamas.

During the last five years, none of Mr. Junique, LLJ Limited and its directors or executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Merger Agreement and Plan of Merger

The following summary describes the material provisions of the Merger Agreement. This summary may not include all of the information about the Merger Agreement that is important to you. This summary is subject to, and qualified in its entirety by reference to, the Merger Agreement and the Plan of Merger, which are attached as Exhibit (d)(1). You are urged to read each of the Merger Agreement and the Plan of Merger carefully and in its entirety, as they are the legal documents governing the Merger.

The summary of the Merger Agreement below is included in this Transaction Statement only to provide you with information regarding the terms and conditions of the Merger Agreement, and not to provide any other factual information regarding the Company, Parent, Merger Sub (or any other members of the Buyer Group) or their respective businesses. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this Transaction Statement and in the documents incorporated by reference into this Transaction Statement. See “Where You Can Find More Information” beginning on page 74.

On March 1, 2024, the Company, Parent and Merger Sub entered into an agreement and plan of merger (the “Merger Agreement”), which includes a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands substantially in the form attached as Exhibit A to the Merger Agreement (the “Plan of Merger”). Following satisfaction of the conditions of the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”) through a “short-form” merger in accordance with Part XVI and in particular section 233(7) of the Companies Act (Revised) of the Cayman Islands (the “Cayman Islands Companies Act”), with the Company continuing as the surviving company (as defined in the Cayman Islands Companies Act, the “Surviving Company”) resulting from the Merger.

The following summary describes the material terms of the Merger Agreement, including the Plan of Merger, but does not purport to describe all of the terms of the Merger Agreement and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Exhibit (d)(1) to this Transaction Statement. Unaffiliated Security Holders should read the Merger Agreement and the Plan of Merger in their entirety because they, and not this Transaction Statement, are the legal documents that govern the Merger.

The Merger

At the Effective Time (as defined below), Merger Sub will be merged with and into the Company through a statutory short-form merger in accordance with section 233(7) of the Cayman Islands Companies Act. We expect the Merger to take place no sooner than twenty (20) days following the date of the mailing of this Transaction Statement, or such later date as may be required to comply with Rule 13e-3 under the Exchange Act and all other applicable laws, after all the closing conditions to the Merger have been satisfied or waived in accordance with the Merger Agreement (the effective date and time of the Merger, the “Effective Time”). Following the Effective Time of the Merger, the ADSs will be delisted from the New York Stock Exchange and the Shares and the ADSs will be deregistered under the Securities Exchange Act of 1934, as amended. The Company will no longer be required to file annual reports and other periodic reports with the Securities and Exchange Commission (the “SEC”).

Memorandum and Articles of Association; Directors and Officers of the Surviving Company

At the Effective Time, the Surviving Company shall adopt a third amended and restated memorandum and articles of association, which shall be substantively identical to the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, save and except that (a) all references therein to the name shall be amended to reflect the name of the Surviving Company and (b) all references therein to the authorized share capital shall be amended to refer to the correct authorized share capital of the Surviving Company as approved in the Plan of Merger, and (c) the indemnification, advancement of expenses and exculpation provisions therein shall comply with the relevant provisions set forth in the Merger Agreement.

The director of Merger Sub immediately prior to the Effective Time or such other persons designated by Parent shall be the initial director of the Surviving Company at the Effective Time, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company at the Effective Time, in each case, unless otherwise determined by Parent prior to the Effective Time, and shall hold office until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

Merger Consideration

If the Merger is consummated, at the Effective Time, (a) each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs), shall be cancelled and cease to exist in exchange for the right to receive US$7.20 in cash per Share without interest, (b) each ADS, representing one (1) Class A Ordinary Share, issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), and each Share represented by such ADSs, shall be cancelled and cease to exist in exchange for the right to receive US$7.20 in cash per ADS without interest pursuant to the terms and conditions set forth in the Merger Agreement and the Deposit Agreement; (c) each Vested Warrant, issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in exchange for the right to receive US$7.19 in cash per Vested Warrant without interest; and (d) each Dissenting Share issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist for the right to receive the fair value of such Dissenting Share as determined by the Grand Court of the Cayman Islands in accordance with Section 238 of the Cayman Islands Companies Act.

The “Excluded Shares” means, collectively, (i) the Rollover Shares, (ii) Shares held by Parent, Merger Sub, the Company or any of their respective subsidiaries (including ADSs corresponding to such Shares), and (iii) any Shares (including ADSs corresponding to such Shares) held by the depositary and reserved for issuance and allocation pursuant to the Company Share Plan or the Warrant Agreement. Other than each share of Merger Sub held by the Parent the treatment which is described below, all Excluded Shares and ADSs representing the Excluded Shares, in each case, issued and outstanding immediately prior to the Effective Time, shall be cancelled and cease to exist without payment of any consideration or distribution therefor.

At the Effective Time, each share of Merger Sub held by the Parent issued and outstanding immediately prior to the Effective Time shall be converted into and become 100 validly issued, fully paid and non-assessable ordinary shares of the Surviving Company.

The “Dissenting Shares” means all Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger or dissenter rights , in accordance with the Merger Agreement and Section 238 of the Cayman Islands Companies Act.

Treatment of Company Equity Awards

At the Effective Time, the Company shall (i) terminate the Company Share Plan and any relevant award agreements entered into under the Company Share Plan, (ii) cancel each Phantom Share that is outstanding and unexercised, whether or not vested or exercisable, and (iii) cancel each Performance Share that is outstanding, whether or not vested. Each former holder of a Vested Performance Share, which is cancelled at the Effective Time shall be paid as soon as practicable after the Effective Time, a cash amount (without interest) equal to the Per Share Merger Consideration with respect to each Vested Performance Share. Each Unvested Performance Share that is outstanding immediately prior to the Effective Time shall be cancelled as of the Effective Time, automatically and without action by the holder of such Unvested Performance Share without payment of any consideration or distribution therefore. Each Phantom Share that is outstanding immediately prior to the Effective Time shall be cancelled as of the Effective Time, automatically and without action by the holder of such Phantom Share without payment of any consideration or distribution therefore.

Exchange Procedures

At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with a bank or trust company acting as paying agent, cash in an amount that together with the Available Company Cash (as defined below) directed by the Parent to be paid by the Company to the paying agent), is sufficient to pay the aggregate merger consideration to which all holders of Shares (other than Excluded Shares and Dissenting Shares) become entitled under the Merger Agreement.

Promptly after the Effective Time (and in any event within five business days thereafter), the Surviving Company shall cause the paying agent to mail to each person who was, at the Effective Time, a registered holder of Shares (other than Excluded Shares and Dissenting Shares) entitled to receive the Per Share Merger Consideration: (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company, and shall specify the manner in which the delivery of the exchange fund to registered holders of such Shares shall be effected and contain such other provisions as Parent and the Company may mutually agree); and (ii) instructions for use in effecting the surrender of any issued share certificates representing the Shares (or affidavits and indemnities of loss in lieu of the share certificates), or non-certificated Shares represented by book entry and/or such other documents as may be required in exchange for the Per Share Merger Consideration.

Upon surrender of, if applicable, a share certificate (or affidavit and indemnity of loss in lieu of the share certificate) or uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the paying agent in accordance with the terms of such letter of transmittal, each such registered holder of Shares shall be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Shares represented by such share certificate (or affidavit and indemnity of loss in lieu of the share certificate) or the number of uncertificated Shares multiplied by (y) the Per Share Merger Consideration, subject to applicable withholding. Any share certificate so surrendered shall forthwith be marked as cancelled.

The Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) and (y) the consideration payable per one ADS, and (B) the Depositary will distribute such consideration to holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing the Excluded Shares) upon surrender by them of the ADSs. Pursuant to the terms of the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary, stock transfer or other taxes and other government charges due to or incurred by the Depositary in connection with the cancellation of their ADSs. The Surviving Company will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any, which shall be withheld by the Depositary) due to or incurred by the Depositary in connection with distribution of the consideration to holders of ADSs and the cancellation of ADSs (excluding any fees, including ADS cancellation or termination fees, payable by holders of ADSs in accordance with the Deposit Agreement).

Representations and Warranties

The Merger Agreement contains representations and warranties made by the Company to the Parent Parties and representations and warranties made by the Parent Parties to the Company. The statements embodied in those representations and warranties were made for purposes of the Merger Agreement and are subject to important qualifications and limitations agreed by the parties in connection with negotiating the terms of the Merger Agreement. In addition, some of those representations and warranties may be subject to a contractual standard of materiality different from that generally applicable to shareholders, may have been made for the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and allocating risks between the parties to the Merger Agreement rather than establishing matters as facts. Moreover, the representations and warranties made by the Company were qualified in their entirety by the (a) public disclosure filed with or furnished to the SEC and publicly available after January 1, 2023 and prior to the date of the Merger Agreement but excluding statements in any “Risk Factors” and/or “Forward-Looking Statements” sections and/or similar cautionary, predictive or forward-looking disclosure, (b) disclosure set forth in the Company’s disclosure schedule, and (c) any matters with respect to which the Founder has actual knowledge. It should also be noted that information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Transaction Statement, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Transaction Statement.

The representations and warranties made by the Company to the Parent Parties include representations and warranties (subject to their respective materiality qualifications as provided in the Merger Agreement) relating to, among other things:

(1)	due organization, valid existence and good standing of the Company and its subsidiaries, and authority of the Company and its subsidiaries to carry on their respective business;

(2)	no violation of the memorandum and articles of association or equivalent organizational documents of the Company and its subsidiaries;

(3)	capitalization of the Company and share capital of the Company and its subsidiaries;

(4)

the Company’s corporate power and authority to execute, deliver, and perform its obligations under the Merger Agreement and to consummate the transactions contemplated thereby, and the enforceability of the Merger Agreement against the Company;

(5)	the receipt by the Special Committee of a fairness opinion from Houlihan Lokey (China) Limited, and the Board’s recommendation to the shareholders;

(6)

the absence of (a) any conflict with the organizational documents of the Company and its subsidiaries in any material respect, (b) requirement to obtain consent or waiver of, violation or breach of, or default under, any material contract, (c) any lien on the assets of the Company and its subsidiaries, or (d) violation of any applicable order or law, in each case as a result of the execution and delivery of the Merger Agreement by the Company and the performance of the Merger Agreement by the Company and the consummation by the Company of the Transactions;

(7)

government filing, permit, authorization, consent or approval required for the execution and delivery of the Merger Agreement by the Company and the performance of the Merger Agreement by the Company and the consummation by the Company of the Transactions;

(8)	compliance with applicable laws and the applicable listing, corporate governance and other rules and regulations of the NYSE in all material respects;

(9)	the Company’s SEC filings and the financial statements included or incorporated by reference in such SEC filings;

(10)	the compliance with the applicable provisions of the United States Sarbanes-Oxley Act of 2002;

(11)	the Company’s disclosure controls and procedures and over financial reporting;

(12)	the accuracy of the information provided in this Schedule 13E-3;

(13)	the absence of any Company Material Adverse Effect since December 31, 2022;

(14)	the absence of certain legal proceedings;

(15)	real property and title to assets;

(16)	employee benefits plans and certain labor and employment matters;

(17)	intellectual property;

(18)	privacy and data security;

(19)	taxes;

(20)	material contracts and the absence of any default under, or breach or violation of, any material contract;

(21)

the absence of any shareholder rights agreement, poison pill or similar agreement or plan, and the Board has taken all necessary action so any takeover statute does not, and will not apply to the Merger Agreement and the Transaction;

(22)	related party transactions;

(23)	the absence of any broker’s or finder’s fees, other than with respect to the Company’s financial advisor; and

(24)	the absence of any other representations and warranties by the Company to the Parent Parties, other than the representations and warranties made by the Company in the Merger Agreement.

Many of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any fact, event, circumstance, change, condition, occurrence or effect (each, an “Effect” or collectively, the “Effects”) that, individually or in the aggregate with all other Effects (including any change in applicable law or the interpretation or enforcement thereof or other regulatory change that affects the Company or any of its subsidiaries), is or would reasonably be expected to (a) have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities, properties or results of operations of the Company and its subsidiaries taken as a whole or (b) prevent or materially delay, impede or impair the consummation of the Transactions or otherwise be adverse in any material respect to the ability of the Company to perform its obligations under the Merger Agreement; provided, however, that clause (a) shall not include any Effect occurring after the execution hereof, either alone or in combination, to the extent following or resulting from (i) geopolitical conditions, any outbreak or escalation of war or major hostilities or any act of sabotage or terrorism or natural or man-made disasters or epidemic-induced public health crises or other force majeure events, (ii) changes in laws, IFRS or enforcement or interpretation thereof, in each case proposed, adopted or enacted after the execution of the Merger Agreement, (iii) changes or conditions that generally affect the industry and market in which the Company and its subsidiaries operate, (iv) changes in the financial, credit or other securities or capital markets, or in general economic, business, regulatory, legislative or political conditions, (v) any Effect directly attributable to the announcement, pendency or consummation of the Transactions, including any litigation arising therefrom (including any litigation arising from allegations of a breach of duty or violation of applicable law), and any adverse change in customer, employee (including employee departures), or similar relationship resulting therefrom, (vi) any action taken, or the failure to take any action, by the Company or any of its subsidiaries at the written request, or with the written consent, of Parent or expressly required by the Merger Agreement, or (vii) any failure by the Company to meet any internal or published projections, budgets, plans or forecasts, estimates, predictions or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period (it being understood that the facts or occurrences or Effects giving rise or contributing to such failure that are not otherwise excluded from the definition of a Company Material Adverse Effect may be taken into account); except, in the case of clause (i), (ii), (iii) or (iv), to the extent having a materially disproportionate effect on the Company and its subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its subsidiaries operates (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

The representations and warranties made by the Parent Parties to the Company include representations and warranties relating to, among other things:

(1)	their due organization, valid existence, good standing and power and authority to carry on their respective business;

(2)

their corporate power and authority to execute, deliver and perform their obligations under the Merger Agreement and to consummate the transactions contemplated thereby, and the enforceability of the Merger Agreement against them;

(3)

the absence of (a) violations of, or conflicts with, the memorandum and articles of association of the Parent Parties, (b) violations of, or conflicts with, any law applicable to the Parent Parties, and (c) any breach of or default under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent Parties pursuant to, any contract or obligation to which either of the Parent Parties is a party in each case as a result of the execution and delivery of the Merger Agreement by Parent Parties and the performance of the Merger Agreement by the Parent Parties;

(4)

government filing, permit, authorization, consent or approval required for the execution and delivery of the Merger Agreement by the Parent Parties and the performance of the Merger Agreement by the Parent Parties and the consummation by the Parent Parties of the Transactions;

(5)	their capitalization and ownership structure;

(6)	the delivery of the equity commitment letter, and enforceability of such financing documents;

(7)	sufficiency of funds in the financing to complete the Merger and the other Transactions, subject to certain assumptions;

(8)	the absence of any broker’s or finder’s fees based upon arrangements made by or on behalf of the Parent Parties;

(9)	the Limited Guarantee being in full force and effect and the absence of any breach or default thereunder; and

(10)	the absence of any other representations and warranties by the Parent Parties to the Company, other than the representations and warranties made by the Parent Parties in the Merger Agreement.

Conduct of Business Prior to Closing

The Company has agreed that, on and from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, except as required by applicable law or specifically permitted by the Merger Agreement, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), (i) the businesses of the Group Companies shall be conducted in the ordinary course of business consistent with past practice; and (ii) among others, the Company shall use its reasonable best efforts to preserve substantially intact the assets and the business organization, to keep available the services of the current officers and key employees and to maintain in all material respects the current relationships with existing customers, suppliers and other persons with which the Company and its subsidiaries has material business relations as of the date of the Merger Agreement. From the date of the Merger Agreement until the earlier of the Effective Time and termination of the Merger Agreement, except as required by applicable law or specifically permitted by the Merger Agreement, the Company shall not, and shall procure that none of its subsidiaries will, directly or indirectly, do or propose to do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(1)	amend or otherwise change its memorandum and articles of association or equivalent organizational documents;

(2)

issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, (i) any shares (subject to certain exceptions as provided in the Merger Agreement), (ii) any property or assets of the Company or any of its subsidiaries with a value or purchase price (including the value of assumed liabilities) in excess of US$10,000,000, except in the ordinary course of business, or (iii) any material intellectual property owned by or licensed to the Company or any of its subsidiaries, except in the ordinary course of business consistent with past practice;

(3)

declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares (subject to certain exceptions as provided in the Merger Agreement);

(4)

reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital or securities or other rights exchangeable into or convertible or exercisable for any of its share capital (subject to certain exceptions with respect to the Warrant Agreements, the Warrants or the Company Share Plan);

(5)

effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization, public offering or similar transaction, or create any new subsidiary;

(6)

acquire, whether by purchase, merger, spin off, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or otherwise, any assets, securities or properties, in aggregate, with a value or purchase price (including the value of assumed liabilities) in excess of US$10,000,000 in any transaction or related series of transactions;

(7)	make any capital contribution or investment in any corporation, partnership, other business organization or any division thereof in excess of US$10,000,000 in aggregate;

(8)	issue or grant any Performance Shares, Phantom Shares or awards of other types to any person under the Company Share Plan;

(9)

make any changes with respect to financial accounting policies or procedures, including changes affecting the reported consolidated assets, liabilities or results of operations, except as required by changes in statutory or regulatory accounting rules or IFRS or regulatory requirements with respect thereto;

(10)

enter into, amend, modify, consent to the termination of, or waive any material rights under, any material contract (or any contract that would be a material contract if such contract had been entered into prior to the date hereof);

(11)

commence any action for a claim of more than US$10,000,000 (excluding any action seeking an injunctive relief or other similar equitable remedies) or settle, release, waive or compromise any pending or threatened action (A) for an amount in excess of US$10,000,000, (B) that would impose any material restrictions on business or operations, or (C) that is brought by or on behalf of any current, former or purported holder of any share capital or debt securities relating to the Merger;

(12)	fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(13)	engage in the conduct of any new material business line;

(14)

make or change any material tax election, amend any tax return, enter into any closing agreement or seek any ruling from any governmental authority with respect to material taxes, surrender any right to claim a material refund of taxes, settle or finally resolve any material controversy with respect to taxes, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material taxes, change any method of tax accounting or tax accounting period, initiate any voluntary tax disclosure to any governmental authority, or incur any material amount of taxes outside of the ordinary course of business;

(15)	announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

To the extent permitted by applicable law, each of the parties hereto agrees that, on and from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, it shall not: (a) with the purpose of frustrating the Merger take any action that would or would reasonably be likely to individually or in the aggregate result in any of the conditions to effecting the Merger becoming incapable of being satisfied; or (b) take any action or fail to take any action, the taking or failure to take, as applicable, would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub or the Company to consummate the Merger or the other Transactions.

No Solicitation of Transactions

Until the earlier of the Effective Time and termination of the Merger Agreement, except as otherwise provided below, the Company agrees that neither it nor any of its subsidiaries will, and that it will cause its and its subsidiaries’ representatives not to, in each case, directly or indirectly, (i) solicit, initiate, encourage (including by way of furnishing nonpublic information concerning the Company or any of its subsidiaries), or take any other action to facilitate, any inquiries or the making of any proposal or offer (including any proposal or offer to its shareholders) that constitutes, or may reasonably be expected to lead to, any Competing Transaction (as defined below), (ii) enter into, maintain or continue discussions or negotiations with, or provide any nonpublic information concerning the Company or any of its subsidiaries to, any third party in furtherance of such inquiries or to obtain a proposal or offer for a Competing Transaction or any proposal or offer that could reasonably be expected to lead to a Competing Transaction, (iii) agree to, approve, endorse, recommend or consummate any Competing Transaction (as defined below) or enter into any letter of intent or contract (other than an certain confidentiality agreements) or commitment contemplating or otherwise relating, or that may reasonably be expected to lead to, to any Competing Transaction or requiring the Company to abandon the Merger Agreement or any of the Transactions, including the Merger, or (iv) grant any waiver, amendment or release under any standstill, confidentiality or similar agreement or Takeover Statutes. The Company shall promptly take all action necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such confidentiality, standstill or similar agreement or Takeover Statute and to enforce each such confidentiality, standstill and similar agreement.

For the purpose of the Merger Agreement, “Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company or to which 15% or more of the total revenue or net income of the Company are attributable; (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 15% or more of the total revenue, net income or assets of the Company and its subsidiaries, taken as a whole; (iii) any sale, exchange, transfer or other disposition of 15% or more of any class of equity securities of the Company, or securities convertible into or exchangeable for 15% or more of any class of equity securities of the Company; (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 15% or more of any class of equity securities of the Company; (v) any other transaction the consummation of which would be reasonably likely to impede, interfere with, prevent or materially delay the Merger; (vi) any other transaction having an effect similar to the foregoing; or (vii) any combination of the foregoing.

The Company shall notify Parent as promptly as practicable (and in any event within twenty-four (24) hours), orally and in writing, of any proposal or offer, or any inquiry or contact between the Company or any of its subsidiaries or its or their respective representatives and any third party, regarding a Competing Transaction or that could reasonably be expected to lead to a Competing Transaction, specifying (x) the material terms and conditions thereof and providing, if applicable, copies of any written requests, proposals or offers, (y) the identity of the party making such proposal or offer or inquiry or contact, and (z) whether the Company has any intention to provide confidential information to such person.

Communication and Provision of Information upon Receipt of a Competing Proposal

Notwithstanding the above, at any time prior to the Closing Date, following the receipt of an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction that was not obtained in violation of the above provisions, the Company and its representatives may, with respect to such proposal or offer and acting only under the direction of the Special Committee: (i) contact the person who has made such proposal or offer solely to clarify and understand the terms and conditions thereof to the extent the Special Committee shall have determined in good faith that such contact is necessary to determine whether such proposal or offer constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal; (ii) provide information in response to the request of the person who has made such proposal or offer pursuant to the terms of the Merger Agreement; and (iii) engage or participate in any discussions or negotiations with the person who has made such proposal or offer; provided, that prior to taking any actions described in clause (ii) or (iii) above, the Special Committee has (A) determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that such proposal or offer constitutes or would reasonably be expected to result in a Superior Proposal, (B) determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that, in light of such Superior Proposal, failure to take such action would be inconsistent with the fiduciary duties of the Board under applicable Law, and (C) provided written notice to Parent at least three business days prior to taking any such action.

For the purpose of the Merger Agreement, a “Superior Proposal” means a bona fide written proposal or offer with respect to a Competing Transaction, which was not obtained in violation of the non-solicitation provisions of the Merger Agreement, that would result in any person (or its shareholders, members or other equity owners) becoming the beneficial owner, directly or indirectly, of 100% of the assets (on a consolidated basis), or 100% of the total voting power of the equity securities, of the Company that (i) provides for the payment of cash consideration per Share to holders thereof that is in excess of the consideration payable under the Merger Agreement and (ii) the Board has determined in its good faith judgment, upon the unanimous recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel), is reasonably likely to be consummated in accordance with its terms without undue delay, taking into account, all legal, financial and regulatory aspects of the proposal, (including financing, regulatory or other consents and approvals, shareholder litigation, the identity of the person making the proposal, breakup or termination fee and expense reimbursement provisions, expected timing, risk and likelihood of consummation and other relevant events and circumstances), and would, if consummated, result in a transaction more favorable to the Company’s shareholders (other than holders of Excluded Shares) solely from a financial point of view than the Transactions (including the effect of any termination fee or provision relating to the reimbursement of expenses), provided, that no offer or proposal shall be deemed to be a “Superior Proposal” if any financing required to consummate the transaction contemplated by such offer or proposal is not fully committed or if the receipt of any such financing is a condition to the consummation of such transaction, or if the Company’s recourse in the event such transaction is not consummated because of the failure to obtain financing is less favorable to the Company in any material respect than the Company’s recourse in such an event and under the Merger Agreement and the other Transaction Documents.

Competing Transactions, Superior Proposals and Intervening Events

Subject to certain exceptions described below, neither the Board nor any committee thereof shall (i) (A) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to the shareholders of the Company, as applicable, a Competing Transaction, (B) if a tender offer or exchange offer that constitutes a Competing Transaction is commenced, fail to publicly recommend against acceptance of such tender offer or exchange offer by the Company shareholders (provided, that a customary “stop, look and listen” communication by the Board pursuant to Rule 14d-9(f) of the Exchange Act or a statement that the Board has received and is currently evaluating such Competing Transaction shall not be prohibited) within two business days after Parent so requests in writing, or (C) fail to recommend against any Competing Transaction subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten business days after the commencement of such Competing Transaction, or (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other or similar document or Contract with respect to any Competing Transaction other than certain confidentiality agreements (“Alternative Acquisition Agreement”).

Notwithstanding the foregoing, from the date of the Merger Agreement and at any time prior to the Effective Date, if the Company has received a bona fide written proposal or offer with respect to a Competing Transaction which was not withdrawn and which was not obtained in violation of this section and the Board determines, in its good faith judgment upon the unanimous recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel), that such proposal or offer constitutes a Superior Proposal and failure to take any of the following actions with respect to such Superior Proposal would be inconsistent with its fiduciary duties under applicable law, the Board may, upon the recommendation of the Special Committee, with respect to such Superior Proposal, authorize the Company to terminate the Merger Agreement and enter into an Alternative Acquisition Agreement, but only (i) if the Company shall have complied with the requirements of this section with respect to such proposal or offer; (ii) after (A) providing at least five business days’ (the “Superior Proposal Notice Period”) written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal (and providing any proposed agreements related thereto), identifying the person making such Superior Proposal and indicating that the Board intends to authorize the Company to terminate the Merger Agreement and the manner in which it intends (or may intend) to do so, (B) negotiating with and causing its financial and legal advisors to negotiate with Parent, Merger Sub and their respective representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement and the financing thereunder, so that such third party proposal or offer would cease to constitute a Superior Proposal, and (C) permitting Parent and its Representatives to make a presentation to the Board and the Special Committee regarding the Merger Agreement, the financing thereunder and any adjustments with respect thereto (to the extent Parent desires to make such presentation); provided that any material modifications to such third party proposal or offer that the Board has determined to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this section, provided, further, that with respect to each new written notice to Parent, the Superior Proposal Notice Period shortened to three business days; and (iii) following the end of the Superior Proposal Notice Period, the Board shall have determined, in its good faith judgment upon the unanimous recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel), that taking into account any changes proposed by Parent and Merger Sub in response to the Notice of Superior Proposal or otherwise, that the proposal or offer with respect to the Competing Transaction giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal.

Notwithstanding anything to the contrary under the Merger Agreement, prior to the closing, the Board (acting upon the unanimous recommendation of the Special Committee) or the Special Committee may direct the Company to terminate the Merger Agreement (other than in response to a Superior Proposal) (such a termination, the “Intervening Event Termination”) if and only if (i) any development, fact, event, change, effect, occurrence or circumstance that materially improves or would be reasonably likely to materially improve the financial condition, business or results of operations of the Company and its subsidiaries, taken as a whole, has occurred or arisen or first becomes known to the Board or the Special Committee after execution of the Merger Agreement and prior to the closing that was not known to or reasonably foreseeable by the Special Committee prior to the execution of the Merger Agreement (an “Intervening Event”); provided that in no event shall the following developments, facts, events, effects, occurrences or changes in circumstances constitute an Intervening Event: (x) the receipt, existence, or terms of a Competing Transaction or any matter relating thereto or (y) any change in the price of the Shares or the ADSs (provided that the exception to this clause (y) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred), (ii) the Board shall have determined, in its good faith judgement upon the unanimous recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel), that failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable law, (iii) at least three business days have elapsed since the Company has given notice of such Intervening Event Termination to Parent advising that it intends to take such action which notice will contain reasonably sufficient information about the Intervening Event to enable Parent to propose revisions to the terms of the Merger Agreement in such a manner that would obviate the need for taking such action, (iv) during such three business day period, the Special Committee shall have considered in good faith and, if requested by Parent, engaged in good faith discussions with Parent regarding, any revisions to the Merger Agreement proposed in writing by Parent, and (v) the Board, following such notice period, shall have determined, in its good faith judgment acting upon the unanimous recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel), that failure to do so would be inconsistent with its fiduciary duties under applicable law.

The Company has also agreed that, unless and until the Merger Agreement is terminated, the Company shall not submit to the vote of its shareholders any Competing Transaction or enter into any Alternative Acquisition Agreement or propose to do so.

Indemnification; Directors’ and Officers’ Insurance

Pursuant to the Merger Agreement, the Parent Parties have agreed, among others, that:

(1)

the indemnification, advancement and exculpation provisions of the indemnification agreements by and between the Company and its directors and certain executive officers as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors or officers of the Company or any of its subsidiaries. The memorandum and articles of association of the Surviving Company shall contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than are set forth in the memorandum and articles of association of the Company as in effect on the date of the Merger Agreement, and Parent shall cause such provisions not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by law.

(2)

the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain in effect for six years from the Effective Time the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with the Merger Agreement and the consummation of the Transactions (the parties covered thereby, the “Indemnified Parties”) on terms with respect to coverage and amount no less favorable to the Indemnified Parties than those in effect as of the Effective Time; provided, however, that the Surviving Company may substitute therefor policies of at least the same coverage containing terms, conditions, retentions and limits of liability that are no less favorable than those provided under the Company’s current policies; provided, further, that in no event shall the Surviving Company be required to expend more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance, and if the cost of such insurance policy exceeds such amount, then the Surviving Company shall obtain a policy to the extent reasonably available with the greatest coverage for a cost not exceeding such amount. In lieu of maintaining the directors’ and officers’ liability insurance policies described above, the Company may and, at Parent’s request, the Company shall, purchase a six-year “tail” prepaid policy prior to the Effective Time on terms, conditions, retentions and limits of liability no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company so long as the annual cost of such policy does not exceed the maximum annual premium described above.

(3)

from and after the Effective Time, the Surviving Company shall comply, and Parent shall cause the Surviving Company to comply, with all of the Company’s obligations, and each of the Surviving Company and Parent shall cause its subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties against any and all damages arising out of, relating to or in connection with (x) the fact that an Indemnified Party is or was a director, officer or employee of the Company or any of its subsidiaries or (y) any acts or omissions occurring or alleged to have occurred prior to or at the Effective Time, to the extent provided under the Company’s or such subsidiaries’ respective organizational and governing documents or agreements in effect on the date of the Merger Agreement and to the fullest extent permitted by, and subject to, applicable law; and (ii) such Indemnified Parties against any and all damages arising out of acts or omissions in such persons’ official capacity as an officer, director or other fiduciary in the Company or any of its subsidiaries if such service was at the request or for the benefit of the Company or any of its subsidiaries.

Financing

The Company shall ensure that, at the Closing, the aggregate amount of Available Company Cash (as defined below) shall equal or exceed the Required Available Cash Amount (the “Available Company Cash Financing”) and shall, upon the written direction of Parent at least five (5) business days prior to the proposed Closing Date, deposit, or cause to be deposited, all or any portion of the Available Company Cash Financing as directed by the Parent with the paying agent as a source of funds for the payment of the aggregate merger consideration pursuant to the Merger Agreement; provided that (i) the Company and its subsidiaries shall have no liability to Parent or Merger Sub to pay any Company Termination Fee or other damages solely as a result of the Available Company Cash Financing becoming unavailable for any reason and (ii) Parent shall cause the Paying Agent to immediately refund and deliver to the Company all Available Company Cash Financing that has been deposited with the paying agent if the Effective Time has not occurred within five (5) business days following such deposit by the Company.

The Parties shall use their reasonable best efforts to cooperate with each other with respect to the Available Company Cash Financing and shall keep each other reasonably informed on a reasonably current basis of the status of the Available Company Cash Financing. For purposes of the Merger Agreement, “Available Company Cash” means cash of the Company in U.S. dollars in a U.S. dollar denominated bank account of the Company, net of issued but uncleared checks and drafts, available free of any Liens at the Closing for use by Parent and Merger Sub as a source of funds to pay the aggregate merger consideration and the fees and expenses payable by them in connection with the merger and the other transactions contemplated by the Merger Agreement.

Agreement to Further Action and Use Reasonable Best Efforts

Each party to the Merger Agreement shall, and shall cause their respective representatives to cooperate with the other parties hereto and use its reasonable best efforts, and cause its subsidiaries to use their respective reasonable best efforts, to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws or otherwise to consummate and make effective the Transactions.

Certain Additional Covenants

The Company and the Parent Parties have also agreed to certain additional covenants relating to, among others, the following:

(1)	the preparation and filing of this Schedule 13E-3 with the SEC (and cooperation in response to any comments from the SEC);

(2)	reasonable access by Parent and its representatives to the offices, properties, books and records of the Company and its subsidiaries;

(3)	no solicitation of transactions;

(4)	notification of certain matters in connection with the Transactions;

(5)

participation in the defense or settlement of shareholder actions against the Company or its directors relating to the Merger Agreement or the Transactions and the maintenance of directors and officers insurance policies;

(6)	resignation of the directors of the Company or any of its subsidiaries designated by Parent;

(7)	consultation with respect to press releases relating to the Merger Agreement and the Transactions;

(8)	delisting of the ADS from the NYSE and the deregistration of the ADS and the Shares under the Exchange Act;

(9)	dealing with takeover statutes; and

(10)	obtaining any bank consents.

Conditions to the Merger

The obligations of each party to the Merger Agreement to consummate the Merger are subject to the satisfaction or waiver of the following conditions:

(1)

no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order that has or would have the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions;

(2)	all requisite regulatory approvals shall have been obtained and be in full force and effect; and

(3)	not less than twenty calendar days shall have elapsed following the date when Schedule 13E-3 (including the Plan of Merger) was first mailed/distributed to the Company’s shareholders.

The obligations of the Parent Parties to consummate the Merger are subject to the satisfaction or waiver of the following additional conditions:

(1)

(i) other than representations and warranties of the Company listed above regarding due incorporate, valid existence and good standing of the Company, capitalization of the Company, authorization of the Company, no Company Material Adverse Effect and no brokers, the representations and warranties of the Company contained in the Merger Agreement (without giving effect to any qualification as to “materiality,” “Company Material Adverse Effect” or any similar standard or qualification set forth therein) shall be true and correct as of the date hereof and as of the closing date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of the Company to be so true and correct do not, and would not be reasonably expected to, constitute a Company Material Adverse Effect, (ii) each of the representations and warranties regarding due incorporation, valid existence and good standing of the Company, authorization of the Company, and no brokers shall be true and correct in all material respects as of the date hereof and as of the closing date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), and (iii) each of the representations and warranties regarding capitalization of the Company and no Company Material Adverse Effect shall be true and correct in all respects (except, solely with respect to the capitalization of the Company, for de minimis inaccuracies) as of the date hereof and as of the closing date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time).

(2)

the Company shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the closing date;

(3)

the holders of no more than 4% of the Shares shall have validly served and not validly withdrawn a First Dissent Notice on or before the First Dissent Deadline (each as defined in the Merger Agreement).

(4)	the Company shall have delivered to Parent a certificate, dated the closing date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions above;

(5)	Parent shall have received copies of all of the specified third party consents, waivers and approvals; and

(6)	no Company Material Adverse Effect shall have occurred since the date of the Merger Agreement.

The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver of the following additional conditions:

(1)

the representations and warranties of Parent and Merger Sub contained in the Merger Agreement shall be true and correct (without giving effect to any qualification as to “materiality” or similar standard or qualification) in all material respects as of the date of the Merger Agreement and as of the closing, as though made on and as of such date and time, except: (i) representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time, and (ii) where the failure of such representations and warranties of Parent and Merger Sub to be so true and correct in all material respects, individually or in the aggregate, does not, and would not reasonably be expected to, prevent, materially delay or materially impede or materially impair the ability of Parent and Merger Sub to consummate the Transactions or perform their obligations under the Transaction Documents;

(2)

each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the closing date.

(3)	Parent shall have delivered to the Company a certificate, dated the closing date, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions above.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to Effective Time (if by the Company, acting at the direction of the Special Committee):

(a)	by mutual written consent of Parent and the Company; or

(b)	by either the Parent or the Company, if:

(1)	the Effective Time shall not have occurred on or before July 1, 2024 (the “Long Stop Date”)

(2)

any governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final and non-appealable order, or taken any other final and non-appealable action, which has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions; or

provided, that this termination right is not available to any party whose failure (or, in the case of Parent, the failure of Parent or Merger Sub) to fulfill any of its obligations under the Merger Agreement has been a proximate cause of, or resulted in, the failure of the applicable condition(s) being satisfied.

(c)	by the Company, if:

(1)

a breach of any representation, warranty, agreement or covenant of Parent or Merger Sub set forth in the Merger Agreement shall have occurred, which breach (i) would give rise to the failure of a condition to the obligations of the Company to consummate the merger and as a result of such breach, such condition would not be capable of being satisfied prior to the Long Stop Date, and (ii) is incapable of being cured or, if capable of being cured, is not cured by Parent or Merger Sub, as applicable, within thirty days following receipt of written notice of such breach from the Company (or, if the Long Stop Date is less than thirty (30) calendar days from the date of receipt of such notice, by the Long Stop Date); provided, that the Company shall not have the right to terminate the Merger Agreement if the Company is then in breach of any representations, warranties, agreements or covenants of the Company that would give rise to the failure of a condition to the obligations of the Parent and Merger Sub to consummate the Merger (a “Parent Breach Termination Event”);

(2)

(i) all of the conditions to the obligations of each party or of the Parent and Merger Sub (other than those conditions that by their nature are to be satisfied by actions taken at the closing but which conditions remain capable of satisfaction at the closing) have been satisfied, (ii) the Company has delivered to Parent an irrevocable written notice confirming that all of the conditions to the obligations of the Company have been satisfied (or that the Company is waiving any unsatisfied conditions that by their nature are to be satisfied at the closing) and that it is ready, willing and able to consummate the closing, and (iii) Parent and Merger Sub fail to complete the closing within fifteen business days following the later of the date on which the closing should have occurred pursuant to the Merger Agreement and the date on which the foregoing notice is delivered to Parent (a “Parent Failure to Close Termination Event”);

(3)

(i) the Board (acting upon unanimous recommendation of the Special Committee) or the Special Committee (acting upon unanimous vote and to the extent it is within the authority of the Special Committee) shall have authorized the Company to terminate the Merger Agreement and enter into an Alternative Acquisition Agreement with respect to a Superior Proposal and (ii) the Company concurrently with the termination of the Merger Agreement enters into the Alternative Acquisition Agreement with respect to such Superior Proposal, provided, that the Company shall not be entitled to terminate the Merger Agreement unless the Company has (A) complied with the procedure regarding no solicitation of transactions, and (B) complied with the provisions relating to the payment of the Company Termination Fee and has paid in full the Company Termination Fee no later than taking any action pursuant to this section; or

(4)

termination of the Merger Agreement in light of an Intervening Event provided, the Company shall not be entitled to terminate the Merger Agreement unless the Company has (A) complied with the requirements of the sections of the Merger Agreement relating to Intervening Events and (B) complied with provisions relating to the payment of the Company Termination Fee and has paid in full the Company Termination Fee.

(d)	by Parent, if:

(1)

a breach of any representation, warranty, agreement or covenant of the Company set forth in the Merger Agreement shall have occurred, which breach (i) would give rise to the failure of a condition to the obligations of the Parent and the Merger Sub and as a result of such breach, such condition would not be capable of being satisfied prior to the Long Stop Date and (ii) is incapable of being cured or, if capable of being cured, is not cured by the Company within thirty days following receipt of written notice of such breach from Parent or Merger Sub, as applicable (or, if the Long Stop Date is less than thirty calendar days from the date of receipt of such notice, by the Long Stop Date); provided, that Parent shall not have the right to terminate the Merger Agreement pursuant to this termination right if either Parent or Merger Sub is then in breach of any representations, warranties or covenants of Parent or Merger Sub that would give rise to the failure of a condition to the obligations of the Company to consummate the Merger; or

(2)

the Board (acting upon unanimous recommendation of the Special Committee) or the Special Committee (acting upon unanimous vote and to the extent it is within the authority of the Special Committee) shall have authorized the Company to terminate the Merger Agreement (i) and enter into an Alternative Acquisition Agreement with respect to a Superior Proposal or (ii) as a result of an Intervening Event. (together with the events under the bulleting points immediately above, collectively, the “Parent Termination Events”).

Termination Fees

The Company is required to pay Parent a termination fee of US$2,880,000 (the “Company Termination Fee”) if the Merger Agreement is terminated:

(1)

if (A) a bona fide proposal or offer with respect to a Competing Transaction shall have been made, proposed or communicated (and not withdrawn), after the date of the Merger Agreement and prior to the termination of the Merger Agreement, (B) following the occurrence of an event described in the preceding clause (A), this the Merger is terminated by the Company or Parent, and (C) within twelve months after the termination of the Merger Agreement, the Company or any of its subsidiaries consummates, or enters into a definitive agreement in connection with, any Competing Transaction by a third party (in each case whether or not such Competing Transaction was the same Competing Transaction referred to in clause (A) above (provided, that for purposes of this provision, all references to “15%” in the definition of “Competing Transaction” shall be deemed to be references to “100%”));

(2)	by Parent pursuant to any Parent Termination Event (other than solely with respect to a failure by the Company to meet the Available Company Cash provision); or

(3)	by Company pursuant to a Superior Proposal Termination or an Intervening Event Termination.

Parent is required to pay the Company a termination fee of US$5,750,000 (the “Parent Termination Fee”), if the Merger Agreement is terminated by the Company pursuant to a Parent Breach Termination Event or a Parent Failure to Close Termination Event.

All expenses incurred in connection with the Merger Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger or any other Transaction is consummated, except that, if the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of the Merger Agreement, the Company or Parent, as the case may be, shall reimburse the other party for reasonable costs and expenses actually incurred or accrued by the other party (including fees and expenses of counsel) in connection with the related collection and enforcement, together with interest on such unpaid Company Termination Fee or Parent Termination Fee.

Remedies and Limitations on Liability

The parties agree that a party shall be entitled to specific performance of the terms of the Merger Agreement, including an injunction or injunctions to prevent breaches of the Merger Agreement by any party, in addition to any other remedy at law or equity.

Notwithstanding anything to the contrary in the Merger Agreement, the obligation of Parent to consummate the Transactions and the Company’s right to seek or obtain an injunction or injunctions, or other appropriate form of specific performance or equitable relief, in each case, with respect to causing Parent or Merger Sub to cause the equity financing to be funded at any time or to effect the closing, shall be subject to the satisfaction of each of the following conditions: (i) all conditions in of each party (other than those conditions that by their terms are to be satisfied at the Closing but which conditions remain capable of satisfaction at the closing) have been satisfied or waived, (ii) Parent and Merger Sub fail to complete the closing by the date the closing is required to have occurred and (iii) the Company has irrevocably confirmed in writing that (A) all conditions to its obligations have been satisfied or that it is waiving any of the conditions to the extent not so satisfied and (B) if specific performance is granted and the equity financing is funded, the closing will occur.

The maximum aggregate liabilities of the Parent and the Merger Sub, on the one hand, and the Company, on the other hand, for monetary damages in connection with the Merger Agreement are limited to (a) the maximum Parent Termination Fee of US$5.75 million and the maximum Company Termination Fee of US$2.88 million, respectively, and (b) reimbursement of certain expenses in the event that the Company or the Parent Parties fail to pay the applicable termination fee when due and in accordance with the requirements of the Merger Agreement, as the case may be.

While the Company, Parent and Merger Sub may pursue both a grant of specific performance and payment of a termination fee, none of them will be permitted or entitled to receive both a grant of specific performance that results in the completion of the merger and payment of a termination fee, and if the merger agreement is terminated and the relevant termination fee has been paid, the remedy of specific performance will no longer be available to any of the parties to the merger agreement against the party who has made such payment.

Amendment and Waiver

The Merger Agreement may be amended by the parties thereto at any time prior to the Effective Time by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors, and (b) with respect to the Company, by the Board (upon recommendation of the Special Committee). The Merger Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

At any time prior to the Effective Time, any party may by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors and (b) with respect to the Company, by action taken by or on behalf of the Board (upon recommendation of the Special Committee), (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement of any other party or any condition to its own obligations contained herein.

Equity Commitment Letter

Pursuant to the Equity Commitment Letter, the Founder Entity committed and agreed, subject to the terms and conditions set forth therein, at the Closing, to subscribe, or cause to be subscribed, directly or indirectly through one or more of its affiliates, for newly issued ordinary shares of Parent and to pay (or cause to be paid) to Parent, in immediately available U.S. dollar denominated funds, an aggregate amount in cash equal to US$49.9 million (the “Commitment”) solely for the purposes of enabling Parent, directly or indirectly, together with the other financial resources of Parent, (a) to fund (or cause to be funded) the Merger Consideration and any other amounts required to be paid by Parent pursuant to the Merger Agreement, and (b) to pay (or cause to be paid) fees and expenses incurred by Parent in and the Company in connection with the transactions contemplated by the Merger Agreement (which, in each case and for the avoidance of doubt, shall not include Parent Termination Fee (as defined below) in respect of Parent Termination Fee under the Limited Guarantee). The Founder Entity and its permitted assigns shall not under any circumstances be obligated to fund, or to cause to be funded, an aggregate amount in excess of the Commitment. The obligation of the Founder Entity (together with its permitted assigns) to fund the Commitment is subject to certain conditions specified in the Equity Commitment Letter. The proceeds shall be used solely for funding the payment obligations of Parent at the Closing and the payment of related fees and expenses in connection with the consummation of the Transaction and pursuant to and in accordance with the Merger Agreement, and for no other purpose.

The Equity Commitment Letter and the Founder Entity’s obligation to fund the Commitment will terminate automatically and immediately upon the earliest to occur of (a) the Closing, (b) the valid termination of the Merger Agreement pursuant to and in accordance with the terms thereof, (c) the satisfaction in full of Founder Entity’s obligation to complete the funding of the Commitment at or prior to the Closing, (d) commencement of any claim for specific performance against Parent if Parent is not required to consummate the Transactions or effect the Closing pursuant to a final and non-appealable order by an arbitration tribunal or court of competent jurisdiction, (e) the assertion by the Company or any of its affiliates, directly or indirectly, in any litigation, arbitration or other legal proceedings of certain claim (whether in tort, contract or otherwise, and including in respect of any oral representations made or alleged to be made in connection therewith) against the Founder Entity, any Non-Recourse Party (as defined in the Limited Guarantee) or Parent, as applicable, relating to the Equity Commitment Letter, the Limited Guarantee, the Merger Agreement, or any other transaction document in connection with the Transactions, or any of the transactions contemplated thereby subject to certain exceptions, and (f) the assertion by the Company or any of its affiliates, directly or indirectly, that the cap amount of the Commitment on the Founder Entity’s liabilities under the Equity Commitment Letter is illegal, invalid or unenforceable in whole or in part.

The Equity Commitment Letter may only be enforced by Parent, or, solely to the extent set forth in the following sentence, the Company; and none of Parent’s, Merger Sub’s or the Company’s creditors shall have any right to enforce the Equity Commitment Letter or to cause Parent to enforce the Equity Commitment Letter. Subject to the terms and conditions of the Merger Agreement, the Company is an intended third party beneficiary of the rights granted to Parent solely for the purpose of directly enforcing the rights of Parent to cause the Founder Entity to fund the commitment under the Equity Commitment Letter through an action for specific performance, solely to the extent that Parent is permitted to enforce the commitment pursuant to the terms and conditions thereof and the Company is permitted to seek specific performance of Parent’s obligation to cause Parent to consummate the Transactions or effect the closing pursuant to Merger Agreement and in each case for no other purpose.

The summary above describes the material terms of the Equity Commitment Letter but does not purport to describe all of the terms of the Equity Commitment Letter and is qualified in its entirety by reference to the complete text of the Equity Commitment Letter, which is attached as Exhibit (d)(4) to this Transaction Statement.

Limited Guarantee

To induce the Company to enter into the Merger Agreement, the Guarantor, absolutely, irrevocably and unconditionally guarantees to the Company, subject to the terms and conditions set forth in the Limited Guarantee, the due and punctual performance and discharge as and when due of the payment obligations of Parent with respect to the payment of the Parent Termination Fee if and when due pursuant to the Merger Agreement (the “Guaranteed Obligations”); provided that the Limited Guarantee may be enforced for money damages only and in no event shall a Guarantor’s aggregate liability under the Limited Guarantee exceed the Parent Termination Fee.

This summary of the material terms of the Limited Guarantee does not purport to describe all of the terms of the Limited Guarantee and is qualified in its entirety by reference to the complete text of the Limited Guarantee, which is attached as Exhibit (d)(5) to this Transaction Statement.

No Shareholder Vote Required to Authorize the Plan of Merger and the Merger

Merger Sub will hold issued shares of the Company that together represent at least 90% of the votes at a general meeting of the Company prior to the Closing pursuant to the Rollover Agreement and the Merger will constitute a “short-form” merger (that is, a merger between a parent company and its subsidiary company, as those terms are defined in the Cayman Islands Companies Act), in accordance with Part XVI (and in particular section 233(7)) of the Cayman Islands Companies Act. A “short-form” merger does not require the vote or approval of shareholders of the Company if a copy of the Plan of Merger is given to every registered shareholder of the Company. Therefore, the shareholders will not have the opportunity to vote on the Merger.

Dissenters’ or Appraisal Rights

As the Merger will constitute a “short-form” merger (that is, a merger between a parent company and its subsidiary company, as those terms are defined in the Cayman Islands Companies Act), pursuant to section 233(7) of the Cayman Islands Companies Act, no shareholder vote on the Merger will take place.

On September 16, 2022, the Court of Appeal of the Cayman Islands (the “Court”) delivered a judgment (In the matter of Changyou.com Limited (16 September 2022, CICA (Civil) Appeal No 6 of 2021)) in which the Court determined that dissenters’ rights are available in a short-form merger notwithstanding the lack of statutory procedure by which such rights might be exercised (the “Judgment”). Although the Judgment is subject to final appeal, and noting that the Cayman Islands Companies Act does not expressly provide a mechanism by which such rights might be properly exercised, we have determined to offer shareholders the right to dissent from the Merger and to seek an appraisal of the fair value of such shareholders’ Shares under Section 238(1) of the Cayman Islands Companies Act (“Dissenters’ Rights”) provided that the procedural steps as set out in the Merger Agreement and Plan of Merger, which provisions are in line with the procedure set forth in the Judgment, are followed.

Shareholders who elect to exercise Dissenters’ Rights will have the right to receive payment of the fair value of their Shares in accordance with Section 238 of the Cayman Islands Companies Act if the Merger is consummated, but only if they: (i) deliver to the Company, within twenty (20) calendar days immediately following the date on which the Plan of Merger is delivered to the shareholders, a written notice of objection in accordance with procedures set out in the Merger Agreement and the Plan of Merger, and (ii) deliver to the Company, within twenty (20) calendar days immediately following the date on which the Plan of Merger is filed with the Registrar of Companies of the Cayman Islands (as supplemented by procedures set out in the Merger Agreement and the Plan of Merger), a written notice and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Act for the exercise of Dissenters’ Rights. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the Merger Agreement and Plan of Merger if you do not exercise Dissenters’ Rights with respect to your Shares.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO DISSENT FROM THE MERGER AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE CLASS A ORDINARY SHARES UNDERLYING THEIR ADSS. THE ADS DEPOSITARY WILL NOT EXERCISE OR ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE CLASS A ORDINARY SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSS TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELATION OF THE ADSS, AND PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING CLASS A ORDINARY SHARES AND BECOME REGISTERED HOLDERS OF SUCH CLASS A ORDINARY SHARES WITHIN TWENTY DAYS AFTER DELIVERY OF THE PLAN OF MERGER TO THE ADS DEPOSITARY (AS THE REGISTERED HOLDER OF EACH CLASS A ORDINARY SHARE THAT IS REPRESENTED BY ADSS). THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE CLASS A ORDINARY SHARES AS SET OUT IN THE MERGER AGREEMENT AND PLAN OF MERGER AND OTHERWISE UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES ACT. IF THE MERGER IS NOT CONSUMMATED, THE COMPANY WILL CONTINUE TO BE A PUBLIC COMPANY IN THE UNITED STATES AND ADSS WILL CONTINUE TO BE LISTED ON THE NYSE. THE SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE BUT THE NYSE, AND IN SUCH CASE ONLY IN THE FORM OF ADSS. AS A RESULT, IF A FORMER ADS HOLDER HAS CONVERTED HIS, HER OR ITS ADSS TO SHARES IN ORDER TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT CONSUMMATED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS, HER OR ITS SHARES ON A STOCK EXCHANGE OR OVER THE COUNTER, SUCH FORMER ADS HOLDER WILL NEED TO DEPOSIT HIS, HER OR ITS SHARES INTO THE COMPANY’S ADS PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ADSS, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSS (UP TO US$0.05 PER ADS ISSUED), APPLICABLE SHARE TRANSFER TAXES (IF ANY), AND RELATED CHARGES PURSUANT TO THE DEPOSIT AGREEMENT. FOR THE AVOIDANCE OF DOUBT, THE COMPANY WILL IN ALL CASES CONSIDER THE DATE ON WHICH THE PLAN OF MERGER IS DELIVERED TO THE ADS DEPOSITARY (AS THE REGISTERED HOLDER OF EACH CLASS A ORDINARY SHARE THAT IS REPRESENTED BY ADSS) TO BE THE FIRST DAY OF THE DISSENT PERIOD WITH REGARD TO ALL CLASS A ORDINARY SHARES REPRESENTED BY ADSS. ACCORDINGLY, TO THE EXTENT THAT ANY ADS HOLDER ELECTS TO SURRENDER ITS ADSS TO THE ADS DEPOSITARY SUBSEQUENT TO SUCH PLAN OF MERGER DELIVERY DATE, THE FIRST DAY OF THE DISSENT PERIOD WITH RESPECT TO SUCH CLASS A ORDINARY SHARES SHALL REMAIN THE DATE ON WHICH THE PLAN OF MERGER WAS DELIVERED TO THE ADS DEPOSITARY (AND, FOR SUCH PURPOSES, THE ACTUAL DATE ON WHICH SUCH ADS HOLDER BECOMES THE REGISTERED HOLDER OF THE RELEVANT CLASS A ORDINARY SHARES SHALL BE DISREGARDED).

A copy of section 238 of the Cayman Islands Companies Act is attached to this Transaction Statement as Exhibit (f)(2) for the information of Unaffiliated Security Holders. Unaffiliated Security Holders are urged to seek their own advice on Part XVI of the Cayman Islands Companies Act from a licensed Cayman Islands law firm.

Purposes and Effects of the Merger

The purpose of the Merger is to enable Parent to acquire direct ownership of all of the outstanding equity capital in the Company which Parent or Merger Sub does not beneficially own following completion of the transactions contemplated under the Rollover Agreements, and to cause Unaffiliated Security Holders to be cashed out and obtain immediate liquidity. Parent will enjoy any future earnings and growth of the Company and bear the burden of any future losses of the Company. See “Special Factors—Reasons for the Merger and Position of the Special Committee and the Board,” “Special Factors—Buyer Filing Persons’ Reasons for the Merger” and “Item 6—Purposes of the Transaction and Plans or Proposals” for additional information.

The ADSs are currently listed on the NYSE under the symbol “TDCX.” It is expected that, following the Effective Time, the Company will cease to be a publicly traded company and will instead be privately held company directly wholly owned by Parent. Following the completion of the Merger, the ADSs will cease to be listed on the NYSE. In addition, registration of the ADSs and the underlying Ordinary Shares under the Exchange Act will be terminated. After the Effective Time and the filing of Form 15, the Company will no longer be required to file periodic reports with the SEC or otherwise be subject to U.S. federal securities laws, including the Sarbanes-Oxley Act of 2022, applicable to public companies. After the completion of the Merger, the holder of the Shares or ADSs will no longer enjoy the rights or protections that U.S. federal securities laws provide.

Plans for the Company After the Merger

The Buyer Filing Persons anticipate that the Company’s operations will be conducted after the Merger substantially as they are currently being conducted, except that the Company will no longer be a public company and will instead be a direct, wholly-owned subsidiary of Parent. Following completion of the Merger and the anticipated deregistration of the ADSs and Shares, the Company will no longer be subject to the periodic reporting and other informational requirements of the Exchange Act and the ADSs will no longer be listed on any securities exchange or quotation system, including the NYSE.

Recommendation of the Special Committee to the Board

The Special Committee, after evaluating the proposed terms of the Merger and the related transactions with the assistance of independent financial and legal advisors, unanimously determined that the Merger Agreement and the Plan of Merger are fair to and in the best interests of the Company and Unaffiliated Security Holders, and unanimously determined that it is advisable for the Company to enter into the Merger Agreement and the Plan of Merger and consummate the Transactions and recommended that the Board authorize and approve the Merger Agreement and the Plan of Merger, the execution and delivery of which will be conclusive evidence of such approval, and the consummation of the Transactions, including the Merger. The Board, acting on the unanimous recommendation of the Special Committee, determined that the Merger Agreement and the Plan of Merger are fair to and in the best interests of the Company and Unaffiliated Security Holders and authorized and directed the execution, delivery and performance of the Merger Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger.

Please see “Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” and “Special Factors—Primary Benefits and Detriments of the Merger” of this Transaction Statement.

Position of the Buyer Filing Persons as to Fairness

Each Buyer Filing Person believes that the Merger is fair to Unaffiliated Security Holders. The belief is based upon the factors discussed under the caption “Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger.” The Buyer Filing Persons are making this statement solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

Financing of the Merger

The Company and the Buyer Filing Persons estimate the total amount of funds necessary to complete the Merger and the Transactions, excluding payment of fees and expenses in connection with the Merger, would be approximately US$144.0 million, assuming no exercise of dissenters’ rights by shareholders of the Company. In calculating this amount, the Company and the Buyer Filing Persons did not consider the value of the Excluded Shares, which will be cancelled for no consideration pursuant to the Merger Agreement and in the case of the Rollover Shares will be contributed to Merger Sub prior to the Closing in exchange for newly issued ordinary shares of Parent or Merger Sub pursuant to the Rollover Agreements. This amount includes the cash to be paid to the Unaffiliated Security Holders, in connection with the Transactions. The Merger is expected to be funded through a combination of cash contributions contemplated by the Equity Commitment Letter and Available Company Cash Financing.

Opinion of the Special Committee’s Financial Advisor

The Special Committee retained Houlihan Lokey (China) Limited (“Houlihan Lokey”) to act as its financial advisor in connection with the Merger. On March 1, 2024, Houlihan Lokey orally rendered to the Special Committee its opinion (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion, dated March 1, 2024, addressed to the Special Committee) as to the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs), the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) and the Per Warrant Merger Consideration to be received by the holders of Warrants in the Merger pursuant to the Agreement and Plan of Merger, as of the date of such opinion, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Houlihan Lokey in preparing its opinion.

Houlihan Lokey’s opinion was directed to the Special Committee (in its capacity as such) and only addressed the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs), the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) and the Per Warrant Merger Consideration to be received by the holders of Warrants pursuant to the Agreement and Plan of Merger, as of the date of such opinion, and did not address any other aspect or implication of the Merger or any other agreement, arrangement, or understanding. The summary of Houlihan Lokey’s opinion in this Transaction Statement is qualified in its entirety by reference to the full text of its written opinion, which is attached as Exhibit (c)(1) to this Transaction Statement and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Transaction Statement are intended to be, and do not constitute, advice or a recommendation to the Special Committee, the Board, any shareholder or holder of ADSs or holder of Warrants or any other Person as to how to act with respect to any matter relating to the Merger. See “Special Factors — Opinion of the Special Committee’s Financial Advisor” beginning on Page 47.

Share Ownership of the Company’s Directors and Executive Officers

As of March 1, 2024, the directors and executive officers of the Company beneficially owned an aggregate of 857,304 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 123,500,000 Class B Ordinary Shares. See “Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement and “Security Ownership of Certain Beneficial Owners and Management of the Company” of this Transaction Statement.

Interests of the Buyer Filing Persons and the Other Rollover Shareholder

Following the completion of the Merger, Parent will have beneficial ownership of 100% of the outstanding equity share capital in the Company. As a result, following the Merger, Parent will benefit from any future growth in the revenues, profitability, or overall value of the Company, and will be entitled to receive all of any dividends that the Company might pay on its equity shares in the future, and will bear the burden of any future losses of the Company. Unaffiliated Security Holders will not be able to enjoy any such future benefits, but also will not bear the burden of any such future losses. In addition, Parent will be able to benefit from the elimination of the Company’s costs and burdens associated with being a public company, such as the burden and expense of reporting and other disclosure requirements of the Exchange Act. The Buyer Filing Persons and the Other Rollover Shareholder will also be able to benefit from any enhancement in the Company’s value following the completion of the Merger that may result from the Company having more freedom to focus on long-term strategic planning and being able to adjust strategies for the Company.

Interests of the Company’s Directors and Executive Officers in the Merger

The Company’s directors and executive officers have interests in the Merger and related transactions that are different from the interests of the Company’s shareholders generally. These interests include the following:

(1)	the beneficial ownership of equity interests in Parent by the Rollover Shareholders that are affiliates of the Company’s directors and executive officers;

(2)

continued indemnification rights, rights to advancement of fees, and directors’ and officers’ liability insurance that are required by the Merger Agreement to be provided by the Surviving Company to the existing directors and officers of the Company following the Effective Time;

(3)	the monthly compensation of US$20,000 of each member of the Special Committee in exchange for his or her services in such capacity; and

(4)	the continuation of service of the executive officers of the Company (including the Founder) in positions that are substantially similar to their current positions.

The Special Committee and the Board were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decisions with respect to the Merger Agreement, the Plan of Merger, and related matters. See “Special Factors—Interests of Certain Persons in the Merger.”

U.S. Federal Income Tax Consequences

The receipt of cash pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. See “Special Factors—U.S. Federal Income Tax Considerations.” The tax consequences of the Merger to a holder of the Ordinary Shares or ADSs will depend upon that holder’s particular circumstances. Holders of the Ordinary Shares or ADSs should consult their tax advisors regarding the U.S. federal, state, local, foreign and other tax considerations of the Merger to them.

Cayman Islands Tax Consequences

See “Special Factors—Cayman Islands Tax Consequences.”

Regulatory Matters

The Company and the Buyer Filing Persons do not believe that any material regulatory approval, filing, or notice is required in connection with the Merger other than (i) the filings and notices required under the U.S. federal securities laws, (ii) the giving of the Plan of Merger to every registered shareholder of each of the Company and Merger Sub prior to the Effective Time, (iii) the registration of the Plan of Merger and supporting documentation as specified in the Cayman Islands Companies Act with the Registrar of Companies of the Cayman Islands, (iv) the giving of a copy of the certificate of merger to the shareholders and creditors of each of the Company and Merger Sub, and (v) notification of the Merger being published in the Cayman Islands Government Gazette.

Litigation Related to the Merger

The Company and the Buyer Filing Persons are not aware of any legal proceeding challenging the Merger Agreement, the Plan of Merger, the Merger or any of the related transactions.

Accounting Treatment of the Merger

Upon the completion of the Merger, the Company will no longer be a public company. The Merger which is a business combination involving entities or businesses under common control is expected to be accounted for under the pooling of interest method.

Fees and Expenses

All fees and expenses incurred in connection with the Merger Agreement, the Merger and the related transactions will be paid by the party incurring such expenses whether or not the Merger is completed. See “Special Factors—Fees and Expenses.”

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following questions and answers address briefly some questions Unaffiliated Security Holders may have regarding the Merger. These questions and answers may not address all questions that may be important to the Unaffiliated Security Holders as holders of the Ordinary Shares or ADSs. See the more detailed information contained elsewhere in this Transaction Statement and the documents referred to or incorporated by reference in this Transaction Statement.

Q:	What is the Merger?

A:

The Merger is a going-private transaction pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the Surviving Company resulting from the Merger. The Merger will be effected through a statutory short-form merger in accordance with section 233(7) of the Cayman Islands Companies Act. After the Merger is completed, the Company will be a privately held company and all of its issued shares will be owned directly by Parent. As a result of the Merger, the ADSs will cease to be traded on the NYSE, and the Company will cease to be a public company.

Q:	What consideration will I be entitled to receive in the Merger?

A:

Under the terms of the Merger Agreement and the Plan of Merger, at the Effective Time, (i) each Ordinary Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and Ordinary Shares represented by ADSs), will be cancelled and cease to exist in exchange for the right to receive Per Share Merger Consideration of US$7.20 in cash per Share without interest (subject to adjustment) and net of any applicable withholding taxes, (ii) each American Depositary Share issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), and each Ordinary Share represented by such ADSs, shall be cancelled and cease to exist in exchange for the right to receive the Per ADS Merger Consideration of US$7.20 in cash per ADS without interest and net of any applicable withholding taxes (subject to adjustment as described below), less the applicable US$0.05 per ADS cancellation fee pursuant to the terms of the Deposit Agreement and any applicable expenses, taxes and other governmental charges; (iii) each Vested Warrant, issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in exchange for the right to receive Per Warrant Merger Consideration of US$7.19 in cash per Vested Warrant without interest (subject to adjustment) and net of any applicable withholding taxes; (iv) each Vested Performance Share issued and outstanding immediately prior to the Effective Time shall be cancelled in exchange for a cash amount (without interest) equal to the Per Share Merger Consideration with respect to each Vested Performance Share); (v) each Unvested Performance Share issued and outstanding immediately prior to the Effective Time shall be cancelled for no consideration or distribution, (vi) each Phantom Share issued and outstanding immediately prior to the Effective Time shall be cancelled for no consideration or distribution; and (vii) each Dissenting Share issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist for the right to receive the fair value of such Dissenting Share as determined by the Grand Court of the Cayman Islands in accordance with Section 238 of the Cayman Islands Companies Act.

See “Special Factors—U.S. Federal Income Tax Considerations” and “Special Factors—Cayman Islands Tax Consequences” for a description of the tax consequences of the Merger. Unaffiliated Security Holders should consult their tax advisors regarding the U.S. federal, state, and local and other non-U.S. tax considerations of the Merger to them.

Q:	How will a holder of ADSs receive the net Per ADS Merger Consideration to which the holder is entitled after the Merger is completed?

A:

If the ADSs are held in a securities account with a broker, bank or other intermediary, the beneficial holder will not be required to take any action to receive the net Per ADS Merger Consideration, because the Depositary will arrange for the surrender of the ADSs and the remittance of the Per ADS Merger Consideration, less applicable fees, expenses, taxes and governmental charges, to The Depository Trust Company (the clearance and settlement system for the ADSs) for distribution to the beneficial holder’s broker, bank or other intermediary on the holder’s behalf. Such beneficial holders of the ADSs with questions concerning receipt of the net Per ADS Merger Consideration should contact their brokers, banks or other intermediaries.

If the ADSs are not held in a securities account with a broker, bank or other intermediary and are registered in the name of the holder on the books of the Depositary and held directly by the beneficial holder in uncertificated form, after the completion of the Merger, the Depositary will send or cause to be sent to the holder the Per ADS Merger Consideration, less applicable fees, expenses, taxes and governmental charges, in exchange for the cancellation of all of the beneficial holder’s ADSs. The Per ADS Merger Consideration may be subject to U.S. federal backup withholding taxes if the Depositary has not received from the holder a properly completed and signed U.S. Internal Revenue Service Form W-8 or W-9, as applicable.

If the ADSs are evidenced by certificates, also referred to as American Depositary Receipts (“ADRs”), upon the holder’s surrender of the ADRs (or an affidavit and indemnity of loss in lieu of the ADRs) together with a duly completed letter of transmittal (which will be supplied to the holder by the Depositary after the Effective Time), after the completion of the Merger, the Depositary will send or cause to be sent to the holder the Per ADS Merger Consideration, less applicable fees, expenses, taxes and governmental charges, for each ADS represented by the ADRs in exchange for the cancellation of the ADRs.

Q:	How will a holder of the Ordinary Shares receive the net Per Share Merger Consideration to which the holder is entitled after the Merger is completed?

A:

If the Ordinary Shares are held directly by a registered holder, promptly after the Effective Time a bank or trust company appointed by Parent, which will act as paying agent (the “Paying Agent”), will mail to the holder (i) a form of letter of transmittal specifying how the delivery of the net Per Share Merger Consideration to the holder will be made and (ii) instructions for surrendering share certificates in exchange for the net Per Share Merger Consideration. Subject to complying with these instructions, the holder will receive cash for the holder’s Ordinary Shares from the Paying Agent. Upon surrender of the share certificates or a declaration of loss or non-receipt, the holder will receive an amount in cash equal to the number of the holder’s Ordinary Shares multiplied by the net Per Share Merger Consideration, in exchange for cancellation of the holder’s Ordinary Shares. The Per Share Merger Consideration may be subject to U.S. federal backup withholding taxes if the Paying Agent has not received from the holder a properly completed and signed U.S. Internal Revenue Service Form W-8 or W-9, as applicable.

Q:	When do you expect the Merger to be completed?

A:

The Company and the Buyer Filing Persons currently expect the Merger to be completed in the second quarter of 2024. In order for the Merger to be completed, the closing conditions under the Merger Agreement, including the passage of not less than twenty (20) days after this Transaction Statement is first mailed to the shareholders of the Company, must be satisfied or waived.

Q:	What will be the result if the Merger is not completed?

A:

If the Merger is not completed for any reason, Unaffiliated Security Holders will not receive any payment for their Ordinary Shares or ADSs pursuant to the Merger Agreement, the Company would remain a public company, and the ADSs would continue to be listed on the NYSE as long as the Company continues to meet the relevant requirements.

Q:	Will shareholders be able to assert dissenters’ rights (also referred to as “appraisal rights”) in connection with the Merger?

A:

Yes. Shareholders who dissent from the Merger will have the right to receive payment of the fair value of their Shares if the Merger is consummated as determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Act and as more fully set out in the Merger Agreement and Plan of Merger, but only if they (i) deliver to the Company, within twenty (20) calendar days immediately following the date on which the Plan of Merger is delivered to the shareholders, a written notice of objection in accordance with procedures set out in the Merger Agreement and the Plan of Merger, and (ii) deliver to the Company, within twenty (20) calendar days immediately following the date on which the Plan of Merger is filed with the Registrar of Companies of the Cayman Islands (as supplemented by procedures set out in the Merger Agreement and the Plan of Merger), a written notice and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Act for the exercise of Dissenters’ Rights, a copy of which is attached as Exhibit (f)(2) to this Transaction Statement. The fair value of each of their Shares as determined in accordance with the Cayman Islands Companies Act could be more than, the same as, or less than the Per Share Merger Consideration they would receive pursuant to the Merger Agreement and Plan of Merger if they do not exercise Dissenters’ Rights with respect to their Shares.

ADS holders will not have the right to dissent from the Merger and receive payment of the fair value of the Class A Ordinary Shares underlying their ADSs. The ADS depositary will not exercise or attempt to exercise any Dissenters’ Rights with respect to any of the Class A Ordinary Shares that it holds, even if an ADS holder requests the ADS depositary to do so. ADS holders wishing to exercise Dissenters’ Rights must surrender their ADSs to the ADS depositary, pay the ADS depositary’s fees required for such surrender, provide instructions for the registration of the corresponding Class A Ordinary Shares and become registered holders of such Class A Ordinary Shares within twenty (20) calendar days after delivery of the Plan of Merger to the ADS depositary (as the registered holder of each Class A Ordinary Share that is represented by ADSs). Thereafter, such former ADS holders must comply with the procedures and requirements for exercising Dissenters’ Rights with respect to the Shares as set out in the Merger Agreement and the Plan of Merger and otherwise under Section 238 of the Cayman Islands Companies Act.

We encourage you to read the section of this Transaction Statement entitled “Dissenters’ or Appraisal Rights” as well as “Exhibit (f)(2)—Section 238 of the Cayman Islands Companies Act” to this Transaction Statement carefully and to consult your own Cayman Islands legal counsel if you desire to exercise your Dissenters’ Rights.

Q:	What do Unaffiliated Security Holders need to do now?

A:

We urge all our Unaffiliated Security Holders to read this Transaction Statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein. As the Company is not soliciting proxies from Unaffiliated Security Holders (because there will be no shareholder vote with respect to the Merger Agreement, the Plan of Merger, and the Merger), there is nothing else that Unaffiliated Security Holders, other than Dissenting Shareholders who may wish to exercise Dissenters’ Rights, will need to do in connection with the Merger until the Merger is completed. Please see the questions above, “How will a holder of ADSs receive the net Per ADS Merger Consideration to which the holder is entitled after the Merger is completed?”, “How will a holder of the Ordinary Shares receive the net Per Share Merger Consideration to which the holder is entitled after the Merger is completed?” and “Will shareholders be able to assert dissenters’ rights (also referred to as “appraisal rights”) in connection with the Merger?” and the answers to those questions, for the steps persons who are Unaffiliated Security Holders as of the Effective Time should take after the Merger is completed in order to receive the consideration which they are entitled to receive in the Merger.

Q:	Who can answer Unaffiliated Security Holders’ questions?

A:	Unaffiliated Security Holders with questions about the Merger should contact our Investor Relations Department by email at investors@tdcx.com.

SPECIAL FACTORS

Background of the Merger

Events leading to the execution of the Merger Agreement described below occurred primarily in Singapore. Accordingly, all dates and times referenced in this Background of the Merger, including events that may have occurred in different time zones, refer to Singapore Time.

The board of directors (the “Board”) and senior management of the Company periodically review the Company’s long-term strategic plans with the goal of maximizing shareholder value. As part of this ongoing process, the Board and senior management have, from time to time, considered strategic alternatives that may be available to the Company. Founder, as an existing shareholder of the Company, has also from time to time evaluated the Company’s business and financial condition, market conditions and other developments relevant to the Company and its prospects.

On December 1, 2023, the representatives of Founder approached representatives of Goldman Sachs (Singapore) Pte. (“Goldman Sachs”) and discussed with Goldman Sachs generally about a going private process.

On December 4, 2023, the representatives of Founder approached Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) and discussed with Skadden generally about a going private process, and shortly thereafter, decided to engage Skadden as special U.S. legal counsel.

On December 5, the Founder decided to engage Goldman Sachs as financial advisor. An engagement letter between the Founder and Goldman Sachs was subsequently signed on January 16, 2024.

From early December 2023 to February 27, 2024, representatives of the Buyer Group and Skadden had extensive discussions with representatives of Goldman Sachs regarding the feasibility of Goldman Sachs providing debt financing for the Transactions, the structure of the Transactions and the terms and conditions of any debt financing that may be available for a going private process.

On January 2, 2024, a meeting of the Board was convened and Founder orally explained to the rest of the Board his preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding Ordinary Shares of the Company that are not already held by the Buyer Group for a proposed offer price of US$6.60 per Ordinary Share or ADS in cash (each ADS representing one Class A Ordinary Share as of the date of the Proposal) in a “going private” transaction (the “Proposed Transaction”). The Founder also submitted to the board a written preliminary non-binding proposal setting forth the Proposal.

During the meeting, the Board determined that it was in the best interests of the Company to establish the Special Committee consisting of Ms. Tan Yee Peng and Mr. Koh Chia Ling. The Special Committee with Ms. Tan Yee Peng serving as the chairlady was granted, by way of unanimous written resolutions by the Board on January 15, 2024, the power and authority to (i) establish, approve, modify, monitor and direct the process and procedures related to the review and evaluation of the Proposed Transaction and any alternative transaction, including the authority to determine not to proceed with any such process, procedures, review or evaluation; (ii) respond to any communications, inquiries or proposals regarding the Proposed Transaction or any alternative transaction; (iii) review, evaluate, investigate, pursue and negotiate the terms and conditions of the Proposed Transaction or any alternative transaction; (iv) solicit expressions of interest or other proposals for alternative transactions to the extent the Special Committee deems appropriate; (v) recommend to the Board and the Company whether the Proposed Transaction or any alternative transaction is advisable and is fair to, and in the best interests of, the Company and its shareholders (or any subset of the shareholders of the Company that the Special Committee determines to be appropriate); (vi) recommend rejection or approval of the Proposed Transaction or any alternative transaction to the Board; (vii) effect or recommend to the Board the consummation of the Proposed Transaction or any alternative transaction; (viii) review, analyze, evaluate and monitor all proceedings and activities of the Company related to the Proposed Transaction or any alternative transaction; (ix) take such actions as the Special Committee may deem to be necessary or appropriate in connection with anti-takeover provisions, including, without limitation, actions with respect to the adoption, amendment or redemption of a shareholder rights plan; (x) investigate the Company and any prospective acquirers, the Proposed Transaction or alternative transaction and matters related thereto as it deems appropriate; (xi) review and comment upon any and all documents and other instruments used in connection with the Proposed Transaction or any alternative transaction, including any and all materials to be filed with the SEC and other governmental and non-governmental persons and entities; (xii) authorize the issuance of press releases and other public statements, including filings with the SEC and other governmental and non-governmental persons and entities as the Special Committee considers appropriate regarding the Proposed Transaction or any alternative transaction or consideration thereof; and (xiii) take such other actions as the Special Committee may deem to be necessary or appropriate for the Special Committee to discharge its duties.

On January 3, 2024, the Company issued a press release announcing the receipt of the Proposal and furnished to the SEC the press release as an exhibit to a current report on Form 6-K.

On January 3, 2024, the Founder and Parent filed with the SEC a joint Schedule 13D (the “Original Schedule 13D”) with respect to the submission of the Proposal.

Between January 3, 2024 and January 12, 2024, the Special Committee reached out to and was approached by multiple prospective advisors, including financial advisors and legal counsels, and solicited and received proposals with respect to the prospective services to be rendered to the Special Committee in connection with the Proposed Transaction.

On January 10, 2024, the Special Committee determined to retain Hogan Lovells (“Hogan”) as its U.S. legal counsel to assist the Special Committee in evaluating and negotiating the Proposed Transaction or any alternative transaction. The Special Committee’s decision was based on, among other factors, Hogan’s qualifications, extensive experience with mergers and acquisitions transactions, including representation of special committees in going-private transactions, and its significant history of working with Asia-based companies. On January 10, 2024, the Special Committee confirmed Maples and Calder (Hong Kong) LLP (“Maples”) as its Cayman Islands legal counsel.

The Special Committee considered the proposals of two candidate investment banks, including their experience with similar transactions, reputation, knowledge of the relevant industry, fee proposals, and relevant qualifications of team members and potential conflicts of interests. After discussion, the Special Committee decided to engage Houlihan Lokey (China) Limited (“Houlihan Lokey”) as its financial advisor. Among the reasons for Houlihan Lokey’s selection were their extensive experience in mergers and acquisitions transactions, their strong reputation, their industry knowledge, and their lack of existing material relationships with the Company or the Buyer Group. The Special Committee, on behalf of the Company, entered into an engagement letter with Houlihan Lokey on January 12, 2024.

On January 15, 2024, the Special Committee convened an organizational meeting by video conference with Hogan, Houlihan Lokey and Maples. Hogan led the Special Committee in a discussion of its key duties and responsibilities in the context of a going-private transaction and suggested key guidelines for the Special Committee to consider in this context. Thereafter, the Special Committee engaged in a discussion with its advisors regarding establishing a process and adopting a strategy and practices designed to maximize shareholder value. Houlihan Lokey then briefly discussed the financial advisor’s responsibilities in the Proposed Transaction and the financial due diligence work it needed to conduct in order to perform its financial analysis of the Company and assess the offer. Then the Special Committee discussed with its advisors regarding the communication protocol with respect to potential investor questions and market inquires. After discussion, the Special Committee decided that all questions from external parties should be addressed to Houlihan Lokey who should consult the Special Committee and Hogan in responding to such questions.

During the meeting, the Special Committee discussed the considerations of a “short-form” merger with its advisors in light of the fact that the Founder holds approximately 98.4% of the aggregate voting power of the Company. Shareholder approval of a Cayman Islands subsidiary is not required for a merger of a Cayman Islands parent with such Cayman Islands subsidiary if a copy of the Plan of Merger is given to every member of each subsidiary company to be merged unless that member agrees otherwise. For these purposes, a parent is a company that owns at least 90% of issued shares in subsidiary that are entitled to vote. In the Proposed Transaction, if the Buyer Group, through a Cayman Islands entity, holds at least 90% of the aggregate voting power of the Company, it is theoretically possible to implement the Proposed Transaction in the form of a parent-subsidiary merger. It is noted that although shareholder approval is not required in a parent-subsidiary merger, the Special Committee is not discharged from fulfilling their fiduciary duties to the Company to maximize shareholder value. After the discussion, the Special Committee requested its advisors to engage in discussion with the Buyer Group to better understand their intention and deal structure of the Proposed Transaction, their financing plan and corresponding timing in connection with the Proposal.

During the ensuing days, the Special Committee considered draft communications and confidentiality guidelines prepared by Hogan for directors, officers and employees of the Company to follow in light of and in connection with the Proposed Transaction and any alternative transaction, including guidelines on what information can and should be provided to the Buyer Group and to third parties involved in or potentially interested in pursuing an alternative transaction, and the circumstances and conditions under which such information should be provided. The guidelines were adopted by the Special Committee and subsequently delivered to the management of the Company on January 15, 2024.

On January 16, 2024, the Company issued a press release regarding the Special Committee’s appointment of Houlihan Lokey as its financial advisor and Hogan as its U.S. legal counsel and furnished the press release as an exhibit to a current report on Form 6-K.

On January 24, 2024, the Special Committee held a video conference meeting with Hogan and Houlihan Lokey. During the meeting, Houlihan Lokey provided the Special Committee with an update on the progress being made to complete its preliminary financial analysis. The Special Committee was informed of and considered the comments from investors, and instructed its advisors to keep monitoring comments from investors and take all relevant factors, including such comments, into consideration while assisting the Special Committee in evaluating the Proposed Transaction.

On January 29, 2024, Skadden, Houlihan Lokey, Hogan, Goldman Sachs and certain representatives of the Buyer Group took part in a video conference meeting to discuss topics identified by Hogan. The parties on the call discussed structuring the transaction as a “short-form” merger in accordance with Part XVI and in particular section 233(7) of the Cayman Islands Companies Act, the proposed sources of funding for the transaction, the proposed treatment of the Performance Shares, Phantom Shares and Warrants, and Founder’s desired timeline for effectuating the transaction.

On January 31, 2024, Skadden sent an initial draft of the Merger Agreement to Hogan.

On February 5, 2024, the Special Committee held a video conference meeting with Hogan and Houlihan Lokey. At the invitation of the Special Committee, Mr. Chin Tze Neng, Chief Financial Officer of the Company joined the meeting and gave a presentation of management financial projections and explained the key assumptions of such projections. The Special Committee and Houlihan Lokey asked questions about the projections to which Mr. Chin responded. Mr. Chin then left the meeting.

Thereafter at the same meeting, Hogan updated the Special Committee of the meeting among Skadden, Houlihan Lokey, Hogan, Goldman Sachs and certain representatives of the Buyer Group on January 29, 2024. Hogan reported that Goldman Sachs confirmed, on behalf of the Buyer Group, that the Buyer Group is interested only in acquiring the outstanding shares of the Company that the Buyer Group does not already own, and that the Buyer Group does not intend to sell its shares in the Company to any third party in the foreseeable future. The advisors to the Buyer Group explained that the Proposed Transaction is expected to be implemented as a “short-form” merger and shared the Buyer Group’s desired timetable for such merger. With respect to the financing, the Buyer Group expects to fund the merger with a combination of the Buyer Group’s own existing cash and a debt facility from one or more financial institutions. The amount and financing terms of such financing are under discussion. The proposed treatment of the Performance Shares, Phantom Shares and Warrants is also under consideration by the Buyer Group.

During the meeting, Hogan provided the Special Committee with an overview of the principal issues contained in the initial draft of the Merger Agreement, which include, among other things, (i) the Buyer Group’s plan to finance the Proposed Transaction through a combination of rollover financing from the Rollover Shareholders, equity financing from the Buyer Group and debt financing, (ii) the closing condition for the benefit of the Buyer Group that shareholders representing no more than 2% of the outstanding shares had exercised dissenters rights, and (iii) certain trigger events for the termination of the merger agreement and the payment of termination fees. After lengthy discussion and considering the views of its advisors, the Special Committee agreed on a proposed response to the principal issues in the merger agreement, including, among other things, requesting the Buyer Group to consider offering the Unaffiliated Security Holders the possibility of joining the Buyer Group consortium for the going-private transaction, rejecting the closing condition relating to the exercise of dissenters rights, requesting the ability of the Company to terminate the agreement if an intervening event occurs, etc.

On February 6, 2024, the Buyer Group and Skadden received from White & Case LLP (“White & Case”), counsel to Goldman Sachs, an initial draft of the Debt Commitment Letter and termsheet (the “Termsheet”). These initial drafts were prepared based on discussions between the Buyer Group and Goldman Sachs as well as Goldman Sachs’ internal approval requirements. Skadden then provided a copy of the draft Debt Commitment Letter and Termsheet to Hogan for concurrent review. Between February 6, 2024 and February 27, 2024, Skadden had multiple rounds of negotiations with the Goldman Sachs and White & Case on the terms and conditions of the term loan facility as set out in the draft Debt Commitment Letter and Termsheet.

On February 8, 2024, the Special Committee held a video conference meeting with Hogan and Houlihan Lokey. During the meeting, Houlihan Lokey provided an update on the progress being made to complete its preliminary financial analysis. Houlihan Lokey explained the process and potential methodologies that could be used as part of their financial analysis, including (i) selected public companies analysis, (ii) selected precedent transactions analysis and (iii) discounted cash flow analysis.

On the same day, Hogan provided Skadden with comments to the initial draft of the Merger Agreement, which reflected the Special Committee’s position on key issues, including (i) a relatively broader “fiduciary out” construct that gives the Company the right to terminate the Merger Agreement not only in response to a superior proposal (as defined in the initial draft of the Merger Agreement), but also upon occurrence of an intervening event which would be reasonably likely to result in a breach of fiduciary duties for failure to take such action in terminating the Merger Agreement be inconsistent with the directors’ fiduciary duties, (ii) revised proposals for the Company and the Parent’s termination fees, (iii) a significantly reduced scope of limitations on Company’s conduct in the conduct of business pending the merger closing, (iv) significant changes to the dissenting shareholder provisions, including the deletion of the 2% threshold for dissenting shareholders, and (v) other changes that are generally more favorable to the Company.

Also on the same day, Skadden circulated drafts of the Limited Guarantee and Equity Commitment Letter to Hogan.

On February 14, 2024, Hogan provided Skadden with comments to the Limited Guarantee, the Equity Commitment Letter, the Debt Commitment Letter and Termsheet.

On February 15, 2024, a revised draft of the Merger Agreement was sent by Skadden to Hogan. The revised Merger Agreement proposed, among other things, a compromise position on the fiduciary out construct and a reduced scope of the Company’s obligations between signing and closing of the Transaction. The draft also reiterated the Buyer Group’s position on the quantum of the Company’s and Parent’s termination fees.

On February 16, 2024, the Special Committee held a video conference meeting with Hogan and Houlihan Lokey during which Houlihan Lokey communicated to the Special Committee with respect to its preliminary financial analysis performed to date. During the discussion, Houlihan Lokey indicated that it was considering the performance of selected public companies in the same industry sector, the evolving industry landscape over the last three years, the industry expectation about the future in light of the impact of Generative AI, the Company’s expense profile and customer profile, and selected comparable transactions, amongst other factors. The Special Committee instructed Houlihan Lokey to fully consider the market perception of comparable public companies in the same industry sector, as well as the market perception of the Company’s value itself.

During the meeting, Hogan provided the Special Committee with an overview of the principal issues contained in the revised draft of the Merger Agreement that Hogan received from Skadden on February 15, 2024. The Special Committee noted that in the revised draft of the Merger Agreement, the Buyer Group accepted, among other things, the Special Committee’s requests of (i) representations and warranties of the Company being qualified by the knowledge of the Buyer Group, (ii) enhanced warranties and covenants relating to financing in general, (iii) a “fiduciary out” allowing the Company to terminate the Proposed Transaction with the Buyer Group in the event of an intervening event.

Then the Special Committee discussed with its advisors regarding the possibility of using the Company cash in the Proposed Transaction. The Special Committee noted that, among other things, (i) the Company’s anticipated capital expenditures, indebtedness and insolvency are among the factors that the Company shall consider as to whether to permit the use of Company cash in a going-private transaction, (ii) the availability of cash (e.g. the amount and the circumstances under which such cash shall be maintained by the Company prior to the closing of the going-private transaction) shall be taken into account from the deal certainty perspective, and (iii) the availability of financing (with or without Company cash) should not be a condition for the Buyer Group to complete the Proposed Transaction.

The Special Committee then discussed at length with its advisors regarding the request for the Buyer Group to increase its offer price. The Special Committee deliberated all relevant factors, including inquiries and views from certain public shareholders, the preliminary financial observations of the Proposal as made by Houlihan Lokey, and the current terms of the Merger Agreement. The Special Committee then decided that it is timely to seek an improvement to the offer price from the Buyer Group, and instructed Houlihan Lokey and Hogan to ask the Buyer Group to propose its best offer price and package of terms. The package of terms would include the Special Committee’s recommended approaches with respect to the major terms of the Merger Agreement, including the dissenting shareholders threshold in the context of closing conditions, use of Company cash, the calculation of the termination fees of the parties, etc., which were subsequently included in the comments to the revised draft of the Merger Agreement that Hogan provided to Skadden on February 20, 2024.

On February 19, 2024, Houlihan Lokey and Hogan had a video conference meeting with the Founder. The Founder shared his view on the industry landscape in general, and his plan to manage the challenges faced by the Company through, among others, diversification of customer base, optimization of cost structure and pursuing suitable M&A opportunities, which in his view, would be most effectively implemented in the context of a private company structure. As a privately held entity, the Company’s management will have greater flexibility to focus on improving long-term profitability without the pressures exerted by the public market’s valuation of the Company and its emphasis on short-term period-to-period performance. In conclusion, the Founder believed that his offer to privatize the Company at US$6.60 per Ordinary Share or ADS in cash at this juncture represented a significant premium to the recent stock price of the Company, which would allow the Unaffiliated Security Holders to immediately realize liquidity for their investment and provide them with a specific amount of cash consideration for their shares in the Company. When being asked about any alternatives he might consider, the Founder confirmed that he is committed to the Proposal and not any potential acquisition proposal from a third party. He also indicated that allowing other shareholders or equity investors to participate in the Proposed Transaction would complicate the privatization process and compromise his goal as described above.

Later on the same day, Houlihan Lokey and Hogan had a discussion with Goldman Sachs and conveyed the Special Committee’s current view with respect to the offer price. Houlihan Lokey related the Special Committee’s request for the Buyer Group to revert with a “best offer price” together with all relevant terms in the definitive agreements in a package of terms which would be included in the Merger Agreement to be shared with Skadden after the meeting.

On February 20, 2024, Hogan provided comments to the revised draft of the Merger Agreement which generally made the agreement more favorable to the Company.

On February 21, 2024, Skadden provided Hogan with revised drafts of the Equity Commitment Letter and Limited Guarantee. Skadden also provided Hogan with a draft form of the rollover agreements. Skadden and Hogan also discussed the Buyer Group’s proposed treatment of the Company’s outstanding warrants.

On the same day, Skadden had a call with Hogan to discuss the Founder’s request that the Company provide financial assistance with respect to the payment of the merger consideration and the proposal that the Company provide an Available Company Cash closing condition. Hogan reiterated that the Special Committee was particularly interested in deal certainty and that an Available Company Cash closing condition would require further due diligence by the Special Committee in order to evaluate whether it caused too much uncertainty of closing, and the availability of financing (with or without Company cash) should not be a condition for the Buyer Group to complete the Proposed Transaction. Hogan and Skadden also discussed the Special Committee’s view that the transaction be subject to shareholder vote and a “majority of the minority” condition. Skadden expressed the Buyer Group’s view that such conditions were not required under Cayman Islands law and were not appropriate for this transaction given its nature as a “short form” merger under the Cayman Islands Companies Act.

On the same day, the Special Committee held a video conference meeting with Hogan and Houlihan Lokey. The advisors reported to the Special Committee regarding the meetings with the Founder and Goldman Sachs respectively on February 19, 2024. During the meeting, the Special Committee noted that during the meeting with the Founder on February 19, the Founder had reaffirmed that he would neither sell his shares in the Company nor participate in any alternative transaction. The discussion then turned to how to best assess whether the Proposed Transaction was the likely best alternative available. Hogan and Houlihan Lokey then provided an overview for the Special Committee of considerations it should take into account in determining whether to perform an active market check. After robust discussion with its advisors, and taking into consideration all available facts, including (i) the Buyer Group owns shares in the Company representing approximately 98.4% of the aggregate voting power of the Company, and the Buyer Group’s ability to veto any other transaction at a shareholders meeting, (ii) the Buyer Group’s clear indication that it is committed to the Proposal and not any potential proposal from a third party, (iii) the Buyer Group’s clear indication that allowing other shareholders or equity investors to participate in the Proposed Transaction does not fit its goal, and (iv) that the Special Committee may change its recommendation of the current proposal to pursue alternative transactions in accordance with the terms of the Merger Agreement, the Special Committee then came to the view that although it would not pursue an active market check at this stage of the privatization process, it would remain open to any competing bids that it may receive although no other alternative offers have been received to date.

On February 22, 2024, Goldman Sachs, Skadden and the Buyer Group had a discussion regarding feedback received by Goldman Sachs from Houlihan Lokey and Hogan on February 19, 2024 regarding the proposed offer price, closing conditions (including dissenting shareholders and financing) and termination fees.

On February 23, 2024, Skadden provided a revised draft of the Merger Agreement to Hogan which included a new version of the Available Company Cash covenant, but not an Available Company Cash closing condition. Skadden also related to Hogan that, if the Available Company Cash covenant was acceptable to the Special Committee, the Founder would potentially not utilize debt financing as a source of funds to pay the merger consideration.

On the same day, Goldman Sachs and Houlihan Lokey had a discussion regarding the proposed offer price, termination fees and the Available Company Cash covenant in the Merger Agreement. Goldman Sachs communicated to Houlihan Lokey that the Buyer Group was prepared to offer (i) US$7.20 per share, which represented a 9% increase from the initial offer price of US$6.60 and (ii) the Company Termination Fee and the Parent Termination Fee (each as defined in the draft Merger Agreement) to be specified as 2% of total consideration for the Company shares not owned by Parent and 4% of total consideration for the Company shares not owned by Parent, respectively. Goldman Sachs also stated to Houlihan Lokey that a minimum available cash covenant, as provided in the draft Merger Agreement circulated by Skadden to Hogan on February 23, 2024, would be required.

On the same day, the Special Committee held a video conference meeting with Hogan and Houlihan Lokey. The advisors reported to the Special Committee that Buyer group has increased their offer from US$6.60 to US$7.20 per share, proposed a minimum cash covenant of US$100,000,000 which may be partially or fully utilized by the Buyer Group to fund the Merger at closing, and the Company will not be responsible for paying a termination fee if such amount of cash is not available before closing, and increased the Company Termination Fee and the Parent Termination Fee to 2% and 4% of total consideration for the Company shares not owned by the Buyer Group, respectively. After discussion, the Special Committee requested a written revised proposal from the Buyer Group for the Special Committee’s further consideration.

On February 25, 2024, following discussions with Skadden and the Buyer Group, Goldman Sachs sent to Houlihan Lokey an email setting out in writing the Buyer Group’s revised terms as set forth above. It was noted in this communication that the proposed offer price contained therein was subject to the Special Committee agreeing to a robust Available Company Cash covenant, substantially in the form provided in the revised draft Merger Agreement circulated by Skadden to Hogan on February 23, 2024, and a Required Available Cash amount of at least US$100,000,000.

On February 26, 2024, Skadden provided Hogan with a revised version of the capitalization representation included in the draft Merger Agreement reflecting further input from the Buyer Group and certain monetary thresholds to be specified in the conduct of business covenants.

On the same day, White & Case provided Skadden with comments to the draft Merger Agreement with respect to the proposed debt financing.

On the same day, Hogan provided Skadden with comments to the drafts of the Equity Commitment Letter, Limited Guarantee and form of Rollover Agreement.

On February 27, 2024, the Special Committee held a video conference meeting with Hogan and Houlihan Lokey. Houlihan Lokey reported that on February 25, 2024 Goldman Sachs sent on behalf of the Buyer Group a revised offer via email. The revised offer sets forth, among others, the offer price of US$7.20 per share, and a package of terms as reflected in the draft merger agreement, including the Available Company Cash covenant (but not an Available Company Cash closing condition) and the termination fees. Houlihan Lokey then presented its preliminary financial analyses of the Company. The team provided to the Special Committee an overview of the Buyer Group’s offer and summarized the financial projections it had received from the Company management. The team then explained in detail the principal valuation methodologies they used or referred to in its preliminary financial analyses, including the discounted cash flow analysis, the selected transaction analysis and the selected companies analysis. Houlihan Lokey reported that, based on its preliminary financial analyses, the proposed offer price of US$7.20 per share is within the valuation ranges derived by the above valuation methodologies. After extensive discussions, the Special Committee instructed Houlihan Lokey to request the Buyer Group to present their best offer price, and instructed Hogan to work with Skadden to finalize the Merger Agreement. Following the meeting, Houlihan Lokey relayed such request to Goldman Sachs.

On the same day, Skadden and Hogan had a discussion on the Special Committee’s position on the Available Company Cash covenant and to clarify some of the disclosure points in the Company’s disclosure schedule. On the same day, Skadden provided Hogan with a revised draft of the Merger Agreement and comments to the Company disclosure schedule.

On the same day, Goldman Sachs, the Buyer Group and Skadden had a discussion regarding feedback from Houlihan Lokey regarding the proposed price increase. Following this discussion, Goldman Sachs confirmed to Houlihan Lokey by email that the email communication on February 25, 2024 reflected the Buyer Group’s best and final price.

On February 28, 2024, Hogan provided Skadden with comments to the draft Merger Agreement.

On the same day, Skadden provided Hogan with updated drafts of the Equity Commitment Letter, Limited Guarantee and forms of the Rollover Agreements, which were near agreed forms, subject to the finalization of commercial discussions on economic terms, such as the Parent’s termination fee under the Merger Agreement and the share allotments to the Rollover Shareholders in the Parent and Merger Sub under the Rollover Agreements.

On February 29, 2024, Hogan and Skadden traded cleanup comments on the various Transaction Documents in preparation of agreed forms of the Merger Agreement and other transaction documents.

On March 1, 2024, the Special Committee held a video conference meeting with Hogan and Houlihan Lokey. Hogan reviewed the fiduciary duties applicable to the Special Committee in connection with the Proposed Transaction and the key terms in the Merger Agreement and the related transaction documents. Houlihan Lokey then presented its updated financial analysis to the Special Committee and provided its oral opinion, which was subsequently confirmed in writing and is attached hereto as Exhibit C(1), to the effect that, as of March 1, 2024, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in the opinion, the Per Share Merger Consideration to be received by the holders of Shares (other than Excluded Shares, Dissenting Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) and the Per Warrant Merger Consideration to be received by the holders of Warrants pursuant to the Merger Agreement are fair, from a financial point of view, to such holders. Please see “Special Factors – Opinion of the Special Committee’s Financial Advisor” for additional information regarding the financial analysis performed by Houlihan Lokey and the opinion rendered by Houlihan Lokey to the Special Committee. After considering the presentations of Hogan and Houlihan Lokey, including Houlihan Lokey’s fairness opinion, and taking into account the other factors described below under the heading titled “Special Factors–Reasons for the Merger and Position of the Special Committee and the Board”, the Special Committee then unanimously (a) determined that it is fair (both substantively and procedurally) to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, for the Company to enter into the Merger Agreement, the Plan of Merger and the Transaction Agreements, and consummate the Transactions, (b) authorized and approved the execution, delivery and performance of the Merger Agreement, the Plan of Merger and the Transaction Agreements and the consummation of the Transactions, including the Merger, and (c) recommended that the Board authorize and approve the execution, delivery and performance of the Merger Agreement, the Plan of Merger and the Transaction Agreements and the consummation of the Transactions, including the Merger.

Following the meeting of the Special Committee, the Board convened a meeting with Hogan and Houlihan Lokey. After fully disclosing their interests in the Proposed Transaction (which interests are described under the heading titled “Special Factors –Interests of Certain Persons in the Merger”), the Founder and Mr. Edward Goh left the meeting and did not participate in or vote upon any matters discussed during the meeting. The Special Committee then provided to the Board an overview of the Proposed Transaction and presented its recommendation to the Board. After considering the proposed terms of the Merger Agreement, the other transaction agreements and the unanimous determination and recommendation of the Special Committee, (a) the Board, on behalf of the Company, determined that it was fair (both substantively and procedurally) to and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, for the Company to enter into the Merger Agreement, the Plan of Merger and the Transaction Agreements and consummate the Transactions, (b) the Board, on behalf of the Company, determined that the Per Share Merger Consideration was not less than the fair value of the Shares for purposes of section 238(8) of the Cayman Islands Companies Act, and (c) the execution, delivery and performance of the Merger Agreement, the Plan of Merger and the Transaction Agreements and the consummation of the Transactions, including the Merger, be, and each of them hereby was, authorized and approved. See “Special Factors–Reasons for the Merger and Position of the Special Committee and the Board” for a full description of the resolutions of the Board at this meeting.

Later on March 1, 2024, the Company, Parent and Merger Sub executed and delivered the Merger Agreement and the applicable parties executed the related ancillary documents.

Later that day, the Company issued a press release announcing that it has entered into a definitive Merger Agreement with Parent and Merger Sub, and furnished the press release and the Merger Agreement as exhibits to a current report on Form 6-K.

On March 4, 2024, the Founder and his holding companies filed with the SEC an amendment to the Original Schedule 13D as a “group” with respect to the execution of the Merger Agreement, the Equity Commitment Letters, the relevant Rollover Agreements and the Limited Guarantee.

Reasons for the Merger and Position of the Special Committee and the Board

The Special Committee and the Board believe that, as a privately-held entity, the Company’s management may have greater flexibility to focus on improving the Company’s long term financial performance without the pressures caused by the public equity market’s valuation of the Company and emphasis on short-term period-to-period performance.

The Board, acting upon the unanimous recommendation of the Special Committee, which the Special Committee formed based in part on the advice and assistance of its financial and legal advisors, and on behalf of the Company, evaluated the Merger, including the terms and conditions of the Merger Agreement.

At a meeting on March 1, 2024, the Special Committee unanimously recommended that the Company’s Board adopt resolutions that:

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determined that it was fair (both substantively and procedurally) to and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, for the Company to enter into the Merger Agreement, the Plan of Merger and the Transaction Agreements and consummate the Transactions;

•	determined that the Per Share Merger Consideration was not less than the fair value of the Shares for purposes of section 238(8) of the Cayman Islands Companies Act; and

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resolved to direct the authorization and approval of the execution, delivery and performance of the Merger Agreement, the Plan of Merger and the Transaction Agreements and the consummation of the Transactions, including the Merger.

On March 1, 2024, the Board (other than the Founder and Mr. Edward Goh, who did not participate in or vote upon any matters discussed during the Board meeting, owing to their respective interests in the Proposed Transaction) approved and adopted the resolutions recommended by the Special Committee.

In the course of reaching their respective determinations, the Special Committee and the Board considered the following substantive factors and potential benefits of the Merger, each of which the Special Committee and the Board believed supported their respective decisions, but which are not listed in any relative order of importance:

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the Per Share Merger Consideration of US$7.20 per Ordinary Share, the Per Warrant Merger Consideration of US$7.19 per Vested Warrant, or the Per ADS Merger Consideration of US$7.20 per ADS, each representing a premium of approximately 48% to the closing price of the ADSs on December 29, 2023, the last trading day prior to the Company’s receipt of the Proposal on January 2, 2024; and a premium of approximately 17% over the closing price of US$6.16 per ADS on February 29, 2024, the last trading day prior to the date of execution of the Merger Agreement;

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the all-cash merger consideration, which will allow the Unaffiliated Security Holders to immediately realize liquidity for their investment and provide them with a specific amount of cash consideration for their Shares;

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the negotiations with respect to the merger consideration and the Special Committee’s determination that, following extensive negotiations with the Buyer Group and the increase in the merger consideration by the Buyer Group, US$7.20 per Ordinary Share or ADS was the highest price that the Buyer Group would agree to pay, with the Special Committee basing its belief on a number of factors, including the duration, tenor and process of negotiations and the experience of the Special Committee’s advisors;

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the financial analysis prepared by Houlihan Lokey and reviewed by Houlihan Lokey, with the Special Committee on March 1, 2024, as well as the oral opinion of Houlihan Lokey rendered to the Special Committee on March 1, 2024 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated March 1, 2024), that the Per Share Merger Consideration to be received by the holders of Shares (other than Excluded Shares, Dissenting Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) and the Per Warrant Merger Consideration to be received by the holders of Warrants pursuant to the Merger Agreement are fair, from a financial point of view, to such holders, as of the date of such opinion, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Houlihan Lokey in preparing its opinion. See “Special Factors—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

•	the increased costs of regulatory compliance for public companies;

•	the trends in the Company’s industry, including competition;

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the recognition that, as a privately-held entity, the Company’s management may have greater flexibility to focus on improving the Company’s long term financial performance without the pressures caused by the public equity market’s valuation of the Company and emphasis on short-term period-to-period performance;

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the recognition that, as an SEC-reporting company, the Company’s management and accounting staff, which comprises a handful of individuals, must devote significant time to SEC reporting and compliance;

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the recognition that, as an SEC-reporting company, the Company is required to disclose a considerable amount of business information to the public, some of which would otherwise be considered proprietary and competitively sensitive and would not be disclosed by a non-reporting company and which potentially may help our actual or potential competitors, customers, lenders and vendors compete against the Company or make it more difficult for the Company to negotiate favorable terms with them, as the case may be;

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the belief of the Special Committee that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants and the conditions to their respective obligations, are reasonable;

•	the likelihood that the Merger would be completed based on, among other things (not in any relative order of importance):

•	the absence of an express financing condition in the Merger Agreement;

•	the likelihood and anticipated timing of completing the Merger in light of the scope of the conditions to completion; and

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the fact the Merger Agreement provides that, in the event of a failure of the Merger to be completed under certain circumstances, Parent will pay the Company a US$5,750,000 termination fee and the guarantee of such payment obligation by the Guarantor; and

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the Special Committee’s belief that it was unlikely that any transaction with a third party could be completed at this time in light of the Rollover Shareholders’ express intent not to sell or offer to sell their Shares to any third party or vote in favor of an alternative transaction.

In addition, the Special Committee and the Board believed that sufficient procedural safeguards were and are present to ensure that the Merger is procedurally fair to the Unaffiliated Security Holders and to permit the Special Committee and the Board to represent effectively the interests of such Unaffiliated Security Holders. These procedural safeguards, which are not listed in any relative order of importance, are discussed below:

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in considering the Merger with the Buyer Group, the Special Committee, which consists of two independent directors, acted solely to represent the interests of the Unaffiliated Security Holders, and the Special Committee had independent control of the negotiations with the Buyer Group and its advisors on behalf of such Unaffiliated Security Holders;

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all of the directors serving on the Special Committee during the entire process were and are independent directors and free from any affiliation with the Buyer Group. In addition, none of such directors is or ever was an employee of the Company or any of its subsidiaries or affiliates and none of such directors has any financial interest in the Merger that is different from that of the Unaffiliated Security Holders other than (i) the directors’ receipt of board compensation in the ordinary course, (ii) Special Committee members’ compensation in connection with its evaluation of the Merger (which is not contingent upon the completion of the Merger or the Special Committee’s or Board’s recommendation of the Merger), and (iii) the director’s indemnification and liability insurance rights, including under the Merger Agreement;

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following its formation, the Special Committee’s independent control of the sale process with the advice and assistance of Houlihan Lokey as its financial advisor and Hogan and Maples, as its legal advisors, each reporting solely to the Special Committee in connection with the Merger;

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the Special Committee was empowered to consider, attend to and take any and all actions in connection with the proposal from the Buyer Group and the transactions contemplated thereby from the date the Special Committee was established, and no evaluation, negotiation, or response regarding the transaction or any documentation in connection therewith from that date forward was considered by the Board for authorization and approval unless the Special Committee had recommended such action to the Board;

•	there are no limitations placed on the Special Committee’s authority, including the authority to reject the terms of any strategic transaction, including the Merger;

•	the Special Committee held nine video conference meetings to consider and review the terms of the Merger Agreement and the Merger;

•	the recognition by the Special Committee and the Board that it had no obligation to recommend the authorization and approval of the proposal from the Buyer Group or any other transaction;

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the recognition by the Special Committee and the Board that, under the terms of the Merger Agreement, it has the ability to consider any proposal regarding a competing transaction that is reasonably likely to lead to a “superior proposal” (as defined in the Merger Agreement and further explained under the caption “Summary – The Merger Agreement and Plan of Merger” of this Transaction Statement) subject to compliance with the terms and conditions of the Merger Agreement;

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the ability of the Company to terminate the Merger Agreement in connection with a “superior proposal” or an “intervening event” (as defined in the Merger Agreement and further explained under the caption “Summary – The Merger Agreement and Plan of Merger” of this Transaction Statement) subject to compliance with the terms and conditions of the Merger Agreement; and

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the availability of dissenters’ rights to the shareholders, other than the Rollover Shareholders, who comply with all of the required procedures under the Cayman Islands Companies Act for exercising dissenters’ rights (as further explained under the caption “Special Factor – Dissenters’ or Appraisal Rights” of this Transaction Statement).

The Special Committee and the Board also considered a variety of potentially negative factors discussed below concerning the Merger Agreement and the Merger, which are not listed in any relative order of importance:

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the fact that the Company’s shareholders, other than the Rollover Shareholders, will have no ongoing equity participation in the Company following the Merger, and that they will cease to participate in the Company’s future earnings or growth, if any, or to benefit from increases, if any, in the value of the Shares, and will not participate in any potential future sale of the Company to a third party or any potential recapitalization of the Company which could include a dividend to shareholders;

•	the fact that no vote of the Company’s shareholders is required to approve or effect the Merger;

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the restrictions on the conduct of the Company’s business prior to the completion of the Merger. Please see “Summary – The Merger Agreement and Plan of Merger” of this Transaction Statement for additional information;

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the risks and costs to the Company if the Merger does not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships;

•	the Company will be required to, under certain circumstances, pay Parent a termination fee of US$2,880,000 in connection with the termination of the Merger Agreement;

•	the Merger Agreement precludes the Company from actively soliciting alternative transaction proposals;

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the fact that the Founder may have interests in the transaction that are different from, or in addition to, those of the Unaffiliated Security Holders, as well as the other interests of the Company’s directors and officers in the Merger. Please see “Special Factors – Interests of Certain Persons in the Merger” of this Transaction Statement for additional information;

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the rights of Parent under the Merger Agreement not to consummate the Merger and/or to terminate the Merger Agreement if certain events that are not within the Company’s control take place, including, among other events, the occurrence of any material adverse effect or the holders of more than 4% of the outstanding Shares having validly served notice of objection before the applicable dissent deadline. Please see “Summary – The Merger Agreement and Plan of Merger” of this Transaction Statement for additional information;

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the possibility that the Merger might not be completed and the negative impact of a public announcement of the Merger on the Company’s sales and operating results and the Company’s ability to attract and retain key management, marketing and service personnel; and

•	the taxability of an all-cash transaction to the Unaffiliated Security Holders.

The forgoing information and factors considered by the Special Committee and the Board are not intended to be exhaustive, but include the material factors considered by the Special Committee and the Board. In view of the wide variety of factors considered by the Special Committee and the Board, neither the Special Committee nor the Board found it practicable to quantify or otherwise assign relative weights to the foregoing factors in reaching its conclusions. In addition, individual members of the Special Committee and the Board may have given different weights to different factors and may have viewed some factors more positively or negatively than others. The Special Committee recommended that the Board authorize and approve, and the Board authorized and approved the Merger Agreement, the Plan of Merger and the Transaction Agreements and the consummation of the Transactions, based upon the totality of the information presented to and considered by it.

In the course of reaching its conclusion regarding the fairness of the Merger to the Unaffiliated Security Holders and its decision to recommend the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Special Committee considered financial analyses presented by Houlihan Lokey as an indication of the going concern value of the Company. These analyses included, among others, a selected public companies analysis, a selected transactions analysis and a discounted cash flow analysis. All of the material analyses as presented to the Special Committee on March 1, 2024 are summarized under the caption “Special Factors – Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement. The Special Committee expressly adopted these analyses and the opinion of Houlihan Lokey, among other factors considered, in reaching its determination as to the fairness of the transactions contemplated by the Merger Agreement, including the Merger.

Neither the Special Committee nor the Board considered the liquidation value of Company’s assets because each considers the Company to be a viable going concern business where value is derived from cash flows generated from its continuing operations. In addition, the Special Committee and the Board believe that the value of the Company’s assets that might be realized in a liquidation would be significantly less than its going concern value on the following grounds: (i) the realization of value in a liquidation would involve selling many distinct operating entities and such a process would likely be complex and time consuming and involve substantial costs, as buyers for each asset would need to be found, agreements negotiated and various regulatory approvals would be required, which might delay or impede such a process, (ii) a liquidation of some (but not all) assets would risk leaving unattractive, orphaned assets that would be difficult to monetize and involve substantial costs, (iii) the tax implications in a liquidation are difficult to quantify, and could be significant relative to a sale of the Company as a going concern, (iv) liquidation value analysis does not take into account any value that may be attributed to the Company’s ability to build and attract new business.

Each of the Special Committee and the Board believes the analyses and additional factors it reviewed provided an indication of the Company’s going concern value. The Board and management of the Company have been dedicated to maximizing shareholder value. Taking into account the historical trading prices of ADSs and the current condition of the U.S. stock market, each of the Special Committee and the Board believes that the Per Share Merger Consideration, Per ADS Merger Consideration and Per Warrant Merger Consideration offered by the Buyer Group appropriately reflects the intrinsic present value of Shares, while allowing sufficient potential for future growth to attract the Buyer Group to enter into the Merger Agreement and complete the Merger. Each of the Special Committee and the Board also considered the purchase prices paid in previous purchases as described under the caption “Transactions in the Shares and ADSs” of this Transaction Statement. Neither the Special Committee nor the Board considered the Company’s net book value, which is defined as total assets minus total liabilities, attributable to the shareholders of the Company, as a factor. The Special committee and the Board believe that net book value is not a material indicator of the value of the Company as a going concern. The Company’s net book value per Share as of December 31, 2023 was US$3.42, based on the 144,039,491 issued and outstanding Shares as of December 31, 2023. Net book value does not take into account the future prospects of the Company, market conditions, trends in the Company’s industry or the business risks inherent in competing with other companies in that industry. The Company is not aware of any firm offers made by any person, other than the Buyer Filing Persons, during the past two years for (i) the merger or consolidation of the Company with or into another company, or vice-versa; (ii) the sale or other transfer of all or any substantial part of the assets of the Company; or (iii) a purchase of the Company’s securities that would enable the holder to exercise control of the Company.

In reaching its determination that the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are fair to and in the best interests of the Company and the Unaffiliated Security Holders and its decision to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Board, on behalf of the Company, considered the analysis and recommendation of the Special Committee and the factors examined by the Special Committee as described above under this section and under “Special Factors – Background of the Merger” of this Transaction Statement and adopted such recommendations and analysis.

During its consideration of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Board was also aware that some of the Company’s directors and shareholders, including the Founder, has interests with respect to the Merger that are, or may be, different from, or in addition to those of the Unaffiliated Security Holders generally, as described under the section entitled “Special Factors —Interests of Certain Persons in the Merger”. Except as discussed in “Special Factors – Background of the Merger,” “Special Factors – Reasons for the Merger and Recommendation of the Special Committee and the Board,” and “Special Factors – Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement, no director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of Unaffiliated Security Holders for purposes of negotiating the terms of the transaction and/or preparing a report concerning the fairness of the transaction.

For the foregoing reasons, each of the Special Committee and the Board believes that the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are substantively and procedurally fair to and in the best interests of the Company and the Unaffiliated Security Holders.

Position of the Buyer Filing Persons as to the Fairness of the Merger

Under SEC rules governing “going private” transactions, each Buyer Filing Person is required to express its beliefs as to the fairness of the Merger to Unaffiliated Security Holders.

Each Buyer Filing Person is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The Buyer Filing Persons and the Other Rollover Shareholder have interests in the Merger that are different from, and/or in addition to, those of the other shareholders of the Company by virtue of their continuing interests in the Surviving Company after the completion of the Merger. These interests are described under the section entitled “Special Factors—Interests of Certain Persons in the Merger—Interests of the Buyer Filing Persons and the Other Rollover Shareholder” beginning on page 59.

The Buyer Filing Persons believe that the interests of the Unaffiliated Security Holders were represented by the Special Committee, which negotiated the terms and conditions of the Merger Agreement with the assistance of its independent legal and financial advisors. The Buyer Filing Persons attempted to negotiate a transaction that would be most favorable to the Buyer Filing Persons, rather than to the Unaffiliated Security Holders and, accordingly, did not negotiate the Merger Agreement with a goal of obtaining terms that were substantively and procedurally fair to such holders. The Buyer Filing Persons did not participate in the deliberations of the Special Committee regarding, and did not receive any advice from the Special Committee’s independent legal or financial advisors as to, the fairness of the Merger to the Unaffiliated Security Holders. Furthermore, the Buyer Filing Persons did not themselves undertake a formal evaluation of the fairness of the Merger. No financial advisor provided the Buyer Filing Persons with any analysis or opinion with respect to the fairness of the Per Share Merger Consideration or the Per ADS Merger Consideration to the Unaffiliated Security Holders.

Based on their knowledge and analysis of available information regarding the Company, as well as the factors considered by, and findings of, the Special Committee and the Board discussed under the section entitled “Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” beginning on page 38, the Buyer Filing Persons believe that the Merger is both substantively and procedurally fair to the Company’s Unaffiliated Security Holders based upon the following factors, which are not listed in any relative order of importance:

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the Per Share Merger Consideration of US$7.20 per Ordinary Share, the Per Warrant Merger Consideration of US$7.19 per Vested Warrant, or the Per ADS Merger Consideration of US$7.20 per ADS, each representing a premium of approximately 48% to the closing price of the ADSs on December 29, 2023, the last trading day prior to the Company’s receipt of the Proposal on January 2, 2024; and a premium of approximately 17% over the closing price of US$6.16 per ADS on February 29, 2024, the last trading day prior to the date of execution of the Merger Agreement;

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in considering the Merger, the Special Committee, consisting solely of independent and disinterested directors, acted solely to represent the interests of Unaffiliated Security Holders, and the Special Committee had independent control of the negotiations with the Buyer Filing Persons and the advisors on behalf of Unaffiliated Security Holders;

•

the members of the Board serving on the Special Committee were and are independent and disinterested directors free from any affiliation with the Buyer Filing Persons. In addition, none of the members of the Board serving on the Special Committee has any financial interest in the Merger that is different from that of Unaffiliated Security Holders other than (i) the Special Committee members’ receipt of compensation in the ordinary course for their service on the Board, (ii) Special Committee members’ compensation in connection with Special Committee’s evaluation of the Merger (which is not contingent upon the Special Committee’s or Board’s approval or disapproval of the Merger), and (iii) the members of the Board’s indemnification and liability insurance rights under the Merger Agreement;

•

the Special Committee retained its own legal counsel and financial advisor that are independent from the Buyer Filing Persons to assist the Special Committee in connection with the review and consideration of the Merger, and such legal counsel and financial advisor acted solely on behalf of the Special Committee for the purposes of negotiating the terms of the Merger and preparing the opinion concerning the fairness of the transactions contemplated under the Merger Agreement;

•	the Special Committee did not have any obligation to approve the Merger Agreement, the Plan of Merger, and the related transactions, or to recommend that the Board approve them;

•	the fact that the aggregate Merger Consideration is all cash and will provide immediate liquidity to Unaffiliated Security Holders;

•

the fact that the Buyer Filing Persons informed the Special Committee of the extent to which the interests of the Buyer Filing Persons, the Other Rollover Shareholder and the directors and executive officers of the Company in the Merger differ from those of Unaffiliated Security Holders; and the Company has the ability, under certain circumstances, to seek specific performance to prevent breaches of the Merger Agreement and the Equity Commitment Letters to enforce specifically the terms of such agreements.

The Buyer Filing Persons do not consider the Company’s net book value to be a relevant factor in determining the fairness of the Per ADS Merger Consideration, Per Share Merger Consideration and Per Share Warrant Consideration to the Unaffiliated Security Holders, because the Buyer Filing Persons believe that net book value, which is an accounting concept based on historical cost, does not provide any meaningful indication of the Company’s current value, and does not provide any useful reference point for determining such fairness.

The Buyer Filing Persons believe that the market prices for the ADSs in periods shortly prior to the Company’s January 3, 2024 announcement that the Special Committee had received the Proposal provide to the Buyer Filing Persons the best indication of the Company’s value as a going concern. The Buyer Filing Persons used those market prices as a key reference point in their consideration of an appropriate premium to be paid to the Unaffiliated Security Holders in the Merger, and did not attempt to make any other analysis or estimate of the Company’s value as a going concern.

The Buyer Filing Persons believe that the Company’s potential liquidation value is not a meaningful factor in an assessment of the fairness of the Per ADS Merger Consideration, Per Warrant Merger Consideration and Per Share Merger Consideration to the Unaffiliated Security Holders, because the Company’s value is derived primarily from the cash flows it generates from its business of providing transformative digital customer experience (CX) solutions, and the Buyer Filing Persons expect the Company to continue its current business operations following the Merger. In addition, in view of the nature of the Company’s assets and operations and the consequent considerable execution risk that would be inherent in a liquidation of the Company’s assets, the Buyer Filing Persons believe that it would be difficult to arrive at a realistic assessment of the Company’s liquidation value.

The Buyer Filing Persons do not consider purchase prices paid for ADSs by the Buyer Filing Persons or their affiliates during the past two years to be relevant to an assessment of the fairness of the Per ADS Merger Consideration, Per Share Merger Consideration and Per Warrant Merger Consideration to the Unaffiliated Security Holders as the only purchases by any Buyer Filing Person in the last two years have been made by the Founder, and the only such purchases by Founder were purchases of ADSs in the public markets pursuant to a Rule 10b5-1 Purchase Plan controlled by a third party at the then prevalent market prices between March and May 2022. See “Transactions in the Shares and ADSs.”

The Buyer Filing Persons did not engage any third party related to the Merger to perform any independent reports, opinions or appraisals, and thus did not consider any such reports, opinions or appraisals in determining the substantive and procedural fairness of the Merger to Unaffiliated Security Holders.

The Buyer Filing Persons are not aware of any firm offer made by any Person unaffiliated with the Company during the past two years for (i) the merger or consolidation of the Company with or into another company, or vice versa; (ii) the sale or other transfer of all or any substantial part of the assets of the Company; or (iii) a purchase of the Company’s securities that would enable the holder to exercise control of the Company.

The Buyer Filing Persons believe that the Merger is procedurally fair to Unaffiliated Security Holders, notwithstanding the fact that they will not be entitled to vote to approve or disapprove the Merger Agreement and the Plan of Merger, based on the following factors, which are not listed in any relative order of importance: (i) in considering the transaction with the Buyer Filing Persons, the Special Committee acted solely to represent the interests of the Unaffiliated Security Holders, and the Special Committee had full control of the extensive negotiations with the members of the Buyer Filing Persons and their respective advisors on behalf of the Unaffiliated Security Holders; (ii) the Special Committee’s approval of the terms of the Merger Agreement and the Plan of Merger; (iii) the Merger Agreement, the Plan of Merger and the consummation of the Merger and the other transactions relating thereto, have been approved by all of the directors who are neither employees of the Company nor affiliated to any Buyer Filing Person; (iv) the availability of dissenters’ rights to the Unaffiliated Security Holders who hold their Ordinary Shares in their own names and comply with all of the required procedures under the Cayman Islands Companies Act for exercising dissenters’ rights, which allow registered shareholders to receive payment of the fair value of their Ordinary Shares as determined by the Court of Appeal of the Cayman Islands; and (v) the fact that the Special Committee received an opinion from Houlihan regarding the fairness, from a financial point of view, of the Per Share Merger Consideration, the Per ADS Merger Consideration and the Per Warrant Merger Consideration to Unaffiliated Security Holders.

Certain Financial Projections

The Company’s management does not, as a matter of course, make available to the public financial projections. However, in connection with Houlihan Lokey’s financial analysis of the consideration to be paid in the merger, the Company’s management provided financial projections for the fiscal year ending December 31, 2024 through the fiscal year ending December 31, 2028 to Houlihan Lokey, as the financial advisor to the Special Committee, on February 5, 2024. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of the Company’s management, was prepared on a reasonable basis, reflects the currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of the Company.

	Management Projections Calendar Year Ending December 31,
	2024E	2025E	2026E	2027E	2028E
(in S$ million except percentage)
Total Revenue	635.8	654.9	676.1	698.9	723.8
Growth rate	-3.4%	3.0%	3.2%	3.4%	3.6%
Total Operating Expenses excl. depreciation expense	496.4	505.5	522.5	540.8	561.1
EBITDA[1]	139.4	149.4	153.6	158.1	162.7
Total Adjustments	0.0	0.0	0.0	0.0	0.0
Adjusted EBITDA[1]	139.4	149.4	153.6	158.1	162.7
% Margin	21.9%	22.8%	22.7%	22.6%	22.5%
Depreciation Expense	41.8	43.7	45.1	47.4	49.1
Interest (Income)/Expense	(6.5)	(7.2)	(7.2)	(8.6)	(10.0)
Profit Before Income Tax	104.1	112.9	115.7	119.3	123.6
Income Tax Expense	19.1	20.7	21.2	21.9	22.7
Profit After Income Tax	85.0	92.2	94.5	97.4	100.9

[1]

EBITDA represents profit for the period before interest expense, interest income, income tax expense, and depreciation and amortization expense. Adjusted EBITDA represents profit for the period before interest expense, interest income, income tax expense, depreciation and amortization expense, equity-settled share-based payment expense, net foreign exchange gain or loss and certain material non-recurring items of expense or income.

In preparing the management financial projections, the Company’s management necessarily made certain assumptions about future financial factors affecting the Company’s business. The main assumptions underlying these projections are:

•

Revenue contraction of -3.4% in 2024E, growth of 3.0% in 2025E, 3.2% in 2026E, 3.4% and 3.6% in 2027E and 2028E respectively, in each case, based on assumptions of continuing business volumes from existing clients and assumptions related to new client wins;

•

Total Operating expenses excluding depreciation expense is based on assumptions of continuing existing business operating model and factored in latest known macroeconomics that surround the Company’s employee costs and other operating expenses;

•	EBITDA and Adjusted EBITDA margins of approximately 21.9% in 2024E and gradually increasing over the projection period to 22.5% in 2028E;

•	The effective tax rates projected to approximate 18.3% of consolidated profit before income tax from 2024E through 2028E; and

•	There are no equity-settled share-based payment expense, foreign exchange gain or losses and non-recurring items of expense and income assumed in the projection period from 2024E to 2028E.

For the reasons discussed above, as well as the bases and assumptions on which these financial projections were compiled, the inclusion of specific portions of the financial projections in this Transaction Statement should not be regarded as an indication that the Company, the Special Committee and its advisors or the Board considers such financial projections to be an accurate prediction of future events, and the projections and forecasts should not be relied on as such an indication. No one has made any representation to any shareholders of the Company or anyone else regarding the information included in the financial projections discussed above.

The financial projections and forecasts included in this Transaction Statement should not be considered in isolation or in lieu of the Company’s operating and other financial information prepared in accordance with IFRS.

NONE OF THE COMPANY OR ITS AFFILIATES, ADVISORS, OFFICERS, DIRECTORS OR REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY SHAREHOLDER OR OTHER PERSON REGARDING THE ULTIMATE PERFORMANCE OF THE COMPANY COMPARED TO THE INFORMATION CONTAINED IN THE PROJECTIONS OR THAT PROJECTED RESULTS WILL BE ACHIEVED.

BY INCLUDING IN THIS TRANSACTION STATEMENT A SUMMARY OF ITS INTERNAL FINANCIAL PROJECTIONS, THE COMPANY UNDERTAKES NO OBLIGATIONS TO UPDATE, OR PUBLICLY DISCLOSE ANY UPDATE TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAW.

The financial projections are forward-looking statements. For information on factors which may cause the Company’s future financial results to materially vary, please see “Cautionary Note Regarding Forward-Looking Statements” beginning on page 73, and “Item 3. Key Information— D. Risk Factors” included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, incorporated by reference into this Transaction Statement.

Opinion of the Special Committee’s Financial Advisor

The Special Committee retained Houlihan Lokey to act as its financial advisor in connection with the Merger, and on March 1, 2024, Houlihan Lokey rendered its oral opinion, which it subsequently confirmed in writing, to the Special Committee as to the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs), the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) and the Per Warrant Merger Consideration to be received by the holders of Warrants in the Merger pursuant to the Agreement and Plan of Merger, as of the date of such opinion, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Houlihan Lokey in preparing its opinion.

Houlihan Lokey’s opinion was directed to the Special Committee (in its capacity as such) and only addressed the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs), the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) and the Per Warrant Merger Consideration to be received by the holders of Warrants in the Merger pursuant to the Agreement and Plan of Merger, as of the date of such opinion and did not address any other aspect or implication of the Merger or any other agreement, arrangement, or understanding. The summary of Houlihan Lokey’s opinion in this Transaction Statement is qualified in its entirety by reference to the full text of its written opinion, which is attached as Exhibit (c)(1) to this Transaction Statement and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Transaction Statement are intended to be, and each of them do not constitute, advice or a recommendation to the Special Committee, the Board, any shareholder or holder of ADSs or holder of Warrants, or any other person as to how to act or vote with respect to any matter relating to the Merger.

In arriving at its opinion, Houlihan Lokey, among other things:

•	reviewed the draft dated February 29, 2024 of the Agreement and Plan of Merger;

•

reviewed certain publicly available business and financial information relating to the Company that Houlihan Lokey deemed to be relevant, including certain publicly available research analyst estimates (and adjustments thereto) with respect to the future financial performance of the Company;

•

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to Houlihan Lokey by the Company, including financial projections (and adjustments thereto) prepared by the management of the Company relating to the Company for the calendar years ending 2024 through 2028;

•	spoke with certain members of the management of the Company regarding the business, operations, financial condition and prospects of the Company, the Merger and related matters;

•	compared the financial and operating performance of the Company with that of other public companies that Houlihan Lokey deemed to be relevant;

•	considered publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

•

reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant;

•

reviewed certificates and/or confirmation emails addressed to Houlihan Lokey from senior management of the Company which contain, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Houlihan Lokey by or on behalf of the Company; and

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors Houlihan Lokey deemed appropriate.

In giving its opinion, Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of the Company advised Houlihan Lokey, and Houlihan Lokey assumed, that the financial projections (and adjustments thereto) reviewed by it were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company and the other matters covered thereby, and Houlihan Lokey expressed no opinion with respect to such projections or the assumptions on which they were based. With respect to the publicly available research analyst estimates for the Company referred to above, Houlihan Lokey reviewed and discussed such estimates with the management of the Company and such management advised Houlihan Lokey, and Houlihan Lokey assumed, that such estimates represent reasonable estimates and judgments of the future financial results and condition of the Company and the other matters covered thereby, and Houlihan Lokey expressed no opinion with respect to such estimates or the assumptions on which they are based. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. In addition, Houlihan Lokey expressed no view as to, and its opinion did not address, foreign currency exchange risks (if any) associated with the Merger, the financial projections or otherwise.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that were referred to therein were true and correct, (b) each party to the Merger Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Merger will be satisfied without waiver thereof, and (d) the Merger would be consummated in a timely manner in accordance with the terms described in the Merger Agreement and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Merger would be consummated in a manner that complies in all respects with all applicable foreign, federal, and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of the Company, or otherwise have an effect on the Merger or the Company that would be material to Houlihan Lokey’s analyses or its opinion. Houlihan Lokey also relied upon and assumed, without independent verification, at the direction of the Company, that any adjustments to the Merger Consideration pursuant to the Merger Agreement would not be material to its analyses or its opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Merger Agreement would not differ in any respect from the draft of the Merger Agreement reviewed by Houlihan Lokey.

Furthermore, in connection with such opinion, Houlihan Lokey was not requested to make and did not make any physical inspection or independent appraisal or evaluation of any of the assets, properties, or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey undertook no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims, or other contingent liabilities, to which the Company was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company was or may have been a party or was or may have been subject.

Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Merger, or the securities, assets, business or operations of the Company or any other party, or any alternatives to the Merger, (b) negotiate the terms of the Merger, or (c) advise the Special Committee, the Board, or any other party with respect to alternatives to the Merger. Houlihan Lokey’s opinion was necessarily based on financial, economic, market, and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of such opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm, or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of such opinion.

Houlihan Lokey’s opinion was furnished for the use of the Special Committee (in its capacity as such) in connection with the Special Committee’s evaluation of the Merger, and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey’s opinion was not intended to be, and did not constitute, a recommendation to the Special Committee, the Board, any security holder, or any other party as to how to act or vote with respect to any matter relating to the Merger or otherwise.

Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Special Committee, the Board, the Company, or Parent, their respective security holders, or any other party to proceed with or effect the Merger, (ii) the terms of any arrangements, understandings, agreements, or documents related to, or the form, structure, or any other portion or aspect of, the Merger or otherwise (other than the Merger Consideration to the extent expressly specified in Houlihan Lokey’s opinion), (iii) the fairness of any portion or aspect of the Merger to the holders of any class of securities, creditors, or other constituencies of the Company or Parent, or to any other party, except if and only to the extent expressly set forth in the last sentence of Houlihan Lokey’s opinion, (iv) the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available for the Company, Parent or any other party, (v) the fairness of any portion or aspect of the Merger to any one class or group of the Company’s, Parent’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s, Parent’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company or its security holders, Parent, or its security holders, or any other party is receiving or paying reasonably equivalent value in the Merger, (vii) the solvency, creditworthiness, or fair value of the Company, Parent, or any other participant in the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance, or similar matters, (viii) the fairness, financial or otherwise, of the amount, nature, or any other aspect of any compensation to or consideration payable to or received by any officers, directors, or employees of any party to the Merger, any class of such persons or any other party, relative to the Merger Consideration or otherwise. Furthermore, no opinion, counsel, or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax, or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel, or interpretations were or would be obtained from appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Special Committee, on the assessments by the Special Committee, the Board, the Company, Parent, and their respective advisors as to all legal, regulatory, accounting, insurance, tax, and other similar matters with respect to the Company and the Merger or otherwise.

In performing its analyses, Houlihan Lokey considered general business, economic, industry, and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to the Company or the proposed Merger and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the financial projections prepared by members of the management of the Company and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses, or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was only one of many factors considered by the Special Committee and the Board in evaluating the proposed Merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Merger Consideration or of the views of the Special Committee or the Board with respect to the Merger or the Merger Consideration. Under the terms of its engagement by the Company, neither Houlihan Lokey’s opinion nor any other advice or services rendered by it in connection with the proposed Merger or otherwise should be construed as creating, and Houlihan Lokey should not be deemed to have, any fiduciary duty to, or agency relationships with, the Special Committee, the Board, the Company, Parent, any security holder or creditor of the Company, Parent, or any other person, regardless of any prior or ongoing advice or relationships. The type and amount of consideration payable in the Merger were determined through negotiation between the Special Committee on the one hand and the Buyer Group on the other hand, and the decision to enter into the Merger Agreement was solely that of the Special Committee and the Board.

Financial Analyses

In preparing its opinion to the Special Committee, Houlihan Lokey performed a variety of analyses. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative, and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses are readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology, or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies, and factors, without considering all analyses, methodologies, and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the Special Committee on March 1, 2024. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including:

•

Enterprise Value — generally, the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable, or exchangeable into or for equity securities of the company) plus the amount of its net debt (the amount of its outstanding indebtedness, and capital lease obligations less the amount of cash and cash equivalents on its balance sheet) plus non-controlling interests and other certain non-operating liabilities less the amount of its equity-method investments and other certain non-operating assets.

•	Adjusted EBITDA — generally, the amount of the relevant company’s earnings before interest, taxes, depreciation, and amortization for a specified time period, adjusted for certain non-recurring items.

Unless the context indicates otherwise, enterprise values used in the selected companies analysis described below were calculated using the closing price of the Shares and the common stock of the selected companies listed below as of February 28, 2024, and transaction values for the selected transactions analysis described below were calculated on an enterprise value basis based on the announced transaction equity price and other public information available at the time of the announcement. The estimates of the future financial performance of the Company relied upon for the financial analyses described below were based on the financial projections prepared by the management of the Company. The estimates of the future financial performance of the selected companies listed below were based on certain publicly available research analyst estimates for those companies.

Selected Companies Analysis. Houlihan Lokey reviewed certain data for selected companies, with publicly traded equity securities, that Houlihan Lokey deemed relevant. The financial data reviewed included:

•

Enterprise value as a multiple of LTM (based on the latest twelve-month information that was publicly available on February 28, 2024 for the selected companies, and the twelve-month period ended December 31, 2023 for the Company Adjusted EBITDA);

•	Enterprise value as a multiple of estimated calendar year (“CY”) 2023 Adjusted EBITDA;

•	Enterprise value as a multiple of estimated CY 2024 Adjusted EBITDA; and

•	Enterprise value as a multiple of estimated CY 2025 Adjusted EBITDA.

The selected companies and resulting data were as follows:

•	Concentrix Corporation

•	IBEX Limited

•	TaskUs, Inc.

•	Teleperformance SE

•	TELUS International (Cda) Inc.

•	TTEC Holdings, Inc.

Enterprise Value to Adjusted EBITDA
	CY 2023	CY 2024E	CY 2025E
Concentrix Corporation	Not Meaningful Figure	5.8x	5.4x
IBEX Limited	3.9x	3.7x	3.3x
TaskUs, Inc.	6.1x	6.3x	5.4x
Teleperformance SE	5.2x	4.3x	4.0x
TELUS International (Cda) Inc.	7.6x	7.2x	6.6x
TTEC Holdings, Inc.	6.1x	6.0x	5.5x
Low	3.9x	3.7x	3.3x
High	7.6x	7.2x	6.6x
Median	6.1x	5.9x	5.4x
Mean	5.8x	5.6x	5.0x

Note: In the case of Concentrix Corporation, which has as fiscal year ending of November 30, Houlihan Lokey used information as of November 30 as a proxy for CY when calculating enterprise value as a multiple of Adjusted EBITDA in each period it analyzed.

Taking into account the results of the selected companies analysis, Houlihan Lokey applied selected multiple ranges of 5.0x to 7.0x estimated CY 2023 Adjusted EBITDA, 5.5x to 7.5x estimated CY 2024 Adjusted EBITDA and 4.5x to 6.5x estimated CY 2025 Adjusted EBITDA to corresponding financial data for the Company. The selected companies analysis indicated implied per Share value reference ranges of US$6.85 to US$8.63 per Share based on the selected range of multiples of estimated CY 2023 Adjusted EBITDA, US$6.35 to US$7.79 per Share based on the selected range of multiples of estimated CY 2024 Adjusted EBITDA and US$5.87 to US$7.41 per Share based on the selected range of multiples of estimated CY 2025 Adjusted EBITDA, as compared to the Per Share Merger Consideration of US$7.20.

Selected Transactions Analysis. Houlihan Lokey considered certain financial terms of certain transactions involving target companies that Houlihan Lokey deemed relevant.

The financial data reviewed included:

•	Transaction value as a multiple of latest 12 months, or LTM, Adjusted EBITDA; and

•	Transaction value as a multiple of next fiscal year Adjusted EBITDA.

The selected transactions and resulting data were as follows:

Transaction Value /
Date Announced	Target	Acquiror	LTM Adjusted EBITDA	NFY Adjusted EBITDA
10/10/2023	Startek, Inc.	Capital Square Partners (CSP)	5.8x	5.9x
4/26/2023	Majorel Group Luxembourg S.A.	Teleperformance SE	7.9x	7.9x
3/29/2023	Webhelp SAS	Concentrix Corporation	12.1x	9.6x
4/6/2022	GRUPO KONECTANET, S.L.U.	Comdata S.p.A.	6.7x	NA
12/28/2021	Senture, LLC	Teleperformance SE	10.5x	NA
9/1/2021	Unisono Solutions Group SL	Intelcia Group S.A	8.0x	NA
6/18/2021	Sykes Enterprises, Incorporated	Sitel Worldwide Corporation	10.2x	10.2x
12/8/2020	Everise Holdings	Brookfield Business Partners L.P.	9.0x	NA
9/22/2020	Odigo SAS	Apax Partners SAS (nka: Seven2 SAS)	11.5x	NA
12/4/2019	CCC Holding GmbH	TELUS International (Cda) Inc.	9.8x	NA
7/9/2019	Webhelp SAS	Groupe Bruxelles Lambert SA	NA	10.7x
8/9/2018	TU TopCo, Inc. (nka: TaskUs, Inc.)	The Blackstone Group L.P.	17.0x	NA
6/28/2018	Convergys Corporation	SYNNEX Corporation	7.5x	8.0x
6/14/2018	Intelenet Global Services Private Ltd.	Teleperformance SE	12.0x	NA
3/15/2018	CSP Alpha Midco Pte Ltd (dba: Aegis)	StarTek, Inc.	9.7x	NA
Low			5.8x	5.9x
High			17.0x	10.7x
Median			9.7x	8.8x
Mean			9.8x	8.7x

Taking into account the results of the selected transactions analysis, Houlihan Lokey applied selected multiple ranges of 6.0x to 8.0x estimated CY 2024 Adjusted EBITDA. The selected transactions analysis indicated implied per Share value reference ranges of US$6.71 to US$8.15 per Share based on the selected range of multiples of estimated CY 2024 Adjusted EBITDA, as compared to the Per Share Merger Consideration of US$7.20.

Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis by calculating the estimated net present value of the projected unlevered, after-tax free cash flows of the Company based on the financial projections prepared by the management of the Company. Houlihan Lokey calculated terminal values for the Company by applying a range of perpetuity growth rates of 1.00% to 3.00% to the Company’s 2028 unlevered free cash flows, as certain terminal period assumption adjustments. The net present values of the Company’s projected future cash flows and terminal values were then calculated using discount rates ranging from 11.00% to 13.00%. The discounted cash flow analysis indicated an implied per Share reference range of US$6.31 to US$7.75 per Share, as compared to Per Share Merger Consideration of US$7.20.

Miscellaneous

Houlihan Lokey was engaged by the Special Committee to act as its financial advisor in connection with the Merger and provide financial advisory services to the Special Committee, including an opinion as to the fairness from a financial point of view of the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs), the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) and the Per Warrant Merger Consideration to be received by the holders of Warrants in the Merger pursuant to the Agreement and Plan of Merger. The Special Committee engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to its engagement by the Special Committee, Houlihan Lokey is entitled to a fixed fee of US$750,000, US$300,000 of which became payable upon the execution of Houlihan Lokey’s engagement letter, US$400,000 of which became payable upon the earlier of the execution by the Company of the Merger Agreement or the delivery of Houlihan Lokey’s opinion, and the remaining US$50,000 balance of which will become payable upon the consummation of the Merger. No portion of Houlihan Lokey’s fee is contingent upon any conclusions set forth in Houlihan Lokey’s opinion. The Company has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates, and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or related to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold, or sell long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent, or any other party that may be involved in the Merger and their respective affiliates or security holders or any currency or commodity that may be involved in the Merger.

Neither Houlihan Lokey nor any of its affiliates has in the past two years provided or is currently providing any investment banking, financial advisory and/or other financial or consulting services to the Company, Parent and their respective affiliates. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, the Parent, other participants in the Merger or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by the Company, the Parent, other participants in the Merger or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with the Company, the Parent, other participants in the Merger or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, the Parent, other participants in the Merger or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Buyer Filing Persons’ Reasons for the Merger

Under Rule 13e-3 and related SEC rules under the Exchange Act governing “going private” transactions, each Buyer Filing Person is deemed to be engaged in a “going private” transaction and is required to express its reasons for the Merger to Unaffiliated Security Holders. Each Buyer Filing Person is making the statements below solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. For the Buyer Filing Persons, the purpose of the Merger is to enable Parent to acquire 100% control of the Company in a transaction in which Unaffiliated Security Holders will be cashed out in exchange for the net Per ADS Merger Consideration and the net Per Share Merger Consideration and the Net Per Warrant Merger Consideration, such that Parent will bear the rewards and risks of sole direct ownership of the Company after the Merger is completed, including any increases in value of the Company from improvements to the Company’s operations and results.

The Buyer Filing Persons believe that the operating environment has changed significantly since the Company’s initial public offering and that the Company faces a number of challenges, including, among others, the following:

•

the Company’s largest clients account for a significant portion of total revenue and loss of business from any of those large clients could have material adverse effect on the Company’s business, financial condition and results of operations;

•	the development of new technologies such as generative artificial intelligence which may cause disruption to the industry;

•	macroeconomic headwinds affecting the industry generally; and

•	the factors noted under the heading “Risk Factors” in the 2022 Form 20-F.

These changes have increased the uncertainty and volatility inherent in the business models of companies similar to the Company. As a result, the Buyer Filing Persons are of the view that there is potential for considerably greater short and medium-term volatility in the Company’s earnings. Responding to current market challenges will require tolerance for volatility in the performance of the Company’s business and a willingness to make business decisions focused on improving the Company’s long-term profitability. The Buyer Filing Persons believe that these strategies may not be able to be effectively implemented if the Company were to continue to be publicly traded in the United States. Following the Merger, the Company’s management will have greater flexibility to focus on its business operations without the pressures exerted by the U.S. public market’s valuation of the Company and the emphasis on short-term period-to-period performance.

As a privately-held company, the Company will be relieved of many of the other expenses, requirements and constraints imposed on companies that are subject to the public reporting requirements under the U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act of 2002. The need for the management of the Company to be responsive to Unaffiliated Security Holders’ concerns and to engage in an ongoing dialogue with Unaffiliated Security Holders can distract from management’s time and attention to the effective operation and improvement of the business.

In particular, the Buyer Filing Persons believe that as a privately held company, the Company would no longer be subject to (i) the increased costs of regulatory compliance as an SEC reporting company and (ii) the requirement to disclose a considerable amount of business information to the public, some of which would otherwise be considered competitively sensitive and may potentially help the Company’s actual or potential competitors, customers, lenders and vendors compete against the Company or make it more difficult for the Company to negotiate favorable terms with them, as the case may be. The Surviving Company will become the direct beneficiary of such cost savings on a recurring basis and members of the Buyer Filing Persons and the Other Rollover Shareholder will become the indirect beneficiaries thereof.

The Buyer Filing Persons decided to propose the Merger because it wants to take advantage of the benefits of the Company being a privately held company as described above. In the course of considering the Merger, the Buyer Filing Persons did not consider alternative transaction structures, because the Buyer Filing Persons believed that a short-from merger under Section 233(7) of the Cayman Islands Companies Act, such as the Merger, is the most efficient way for Parent to acquire full ownership of the Company.

Effects of the Merger on the Company

Memorandum and Articles of Association; Management

The third amended and restated memorandum and articles of association in the form of APPENDIX II to the Plan of Merger that is attached to the Merger Agreement, which in turn is attached to this Transaction Statement as Exhibit (d)(1), will be the memorandum and articles of association of the Company, as the Surviving Company, as of and after the Effective Time. In addition, the director of Merger Sub immediately prior to the Effective Time will be the initial director of the Surviving Company at the Effective Time. The executive officers of the Company immediately prior to the Effective Time will continue to be the executive officers of the Company following the completion of the Merger.

Company Privately Held; Removal from the NYSE; Termination of SEC Registration;

The purpose of the Merger is to effect a going-private transaction with respect to the Company. Pursuant to the Rollover Agreements, the Rollover Shareholders have irrevocably agreed to contribute their respective Ordinary Shares of the Company to Merger Sub prior to the Closing in exchange for newly issued ordinary shares of Parent or Merger Sub (as the case may be), such that Merger Sub will hold 559,625 Class A Ordinary Shares and 123,500,000 Class B Ordinary Shares immediately prior to the Closing, collectively representing approximately 98.4% of the voting power of the Shares. Merger Sub will be merged with and into the Company through a statutory short-form merger in accordance with section 233(7) of the Cayman Islands Companies Act, with the Company continuing as the Surviving Company after the Merger, as a means of acquiring all of the other Shares (including Shares in the form of ADSs) of the Company not owned directly or indirectly by the Buyer Group immediately after the Proposed Contribution and providing a source of immediate liquidity to the holders of such Shares. Following the Merger, the Company will be a wholly-owned subsidiary of Parent.

Upon completion of the Merger, Parent will cause the Company to request the NYSE to file a notification on Form 25 with the SEC reporting that the ADSs of the Company are no longer listed on the NYSE, and to file a Form 15 with the SEC requesting the termination of the Company’s reporting obligations under the Securities Exchange Act. Upon the effectiveness of that termination, the Company will no longer be required to file periodic reports with the SEC. In contemplating the going-private transaction, the Buyer Filing Persons believe that the Company is burdened by certain aspects of public company status and neither the Company nor holders of its Shares (including Ordinary Shares represented by ADSs) have received significant benefits from its public company status. Specifically, as a public reporting company the Company is required to comply with periodic reporting, internal control evaluation, audit and other requirements.

Primary Benefits and Detriments of the Merger

Benefits of the Merger to Unaffiliated Security Holders

Benefits of the Merger to Unaffiliated Security Holders include the following:

•

their receipt following the completion of the Merger of US$7.20 per ADS, or US$7.20 per Ordinary Share or US$7.19 per Vested Warrant, in cash, in exchange for the cancellation of their ADSs and Ordinary Shares, representing, each representing a premium of approximately 48% to the closing price of the ADSs on December 29, 2023, the last trading day prior to the Company’s receipt of the Proposal on January 2, 2024; and a premium of approximately 17% over the closing price of US$6.16 per ADS on February 29, 2024, the last trading day prior to the date of execution of the Merger Agreement; and they will no longer be subject to the risks of the Company’s experiencing decreased revenues and profitability in the future and of volatility in the market prices for the ADSs.

Detriments of the Merger to Unaffiliated Security Holders

Detriments of the Merger to Unaffiliated Security Holders include the following:

•

they will no longer have any interest in the Company and as a result will not benefit from any future growth in the revenues, profitability or overall value of the Company, and will not be entitled to receive any dividends that the Company might pay on its equity shares in the future; and the receipt of cash pursuant to the Merger will generally be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws. As a result, a U.S. Holder of the Ordinary Shares, ADSs or Warrants who receives cash in exchange for such U.S. Holder’s Ordinary Shares, ADSs or Warrants in the Merger will generally be required to recognize gain as a result of the Merger for U.S. federal income tax purposes if the amount of cash received exceeds such U.S. Holder’s aggregate adjusted tax basis in such Ordinary Shares. See “Special Factors—U.S. Federal Income Tax Considerations.”

Benefits of the Merger to the Company’s Directors and Executive Officers

Benefits of the Merger to the Company’s directors and executive officers include the following:

•	the beneficial ownership of equity interests in Parent by the Rollover Shareholders that are affiliates of the Company’s directors and executive officers;

•

continued indemnification rights, rights to advancement of fees, and directors and executive officers liability insurance, which will continue to be provided to the existing directors and officers of the Company following the completion of the Merger. See “Summary—the Merger Agreement and the Plan of Merger—Directors’ and Officers’ Indemnification and Insurance” of this Transaction Statement; and

•

the monthly compensation of US$20,000 of each member of the Special Committee in exchange for his or her services in such capacity; and the planned continuation of service of the executive officers of the Company in positions that are substantially similar to their current positions.

Detriments of the Merger to the Company’s Directors and Executive Officers

Detriments of the Merger to the Company’s directors and executive officers include the following:

•

directors and executive officers who currently hold the Company’s ADSs, Ordinary Shares or Warrants will no longer hold those ADSs, Ordinary Shares or Warrants and as a result will not benefit from any future growth in the revenues, profitability, or overall value of the Company, and will not be entitled to receive any dividends that the Company might pay on its equity shares in the future; and directors’ and executive officers’ receipt of cash pursuant to the Merger will generally be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws; and

•

the benefits of there being a trading market for the Company’s shares of equity capital, including the use of the Company’s publicly-traded equity to incentivize key employees, will no longer be available.

Benefits of the Merger to the Buyer Filing Persons and the Other Rollover Shareholder

Benefits of the Merger to the Buyer Filing Persons and the Other Rollover Shareholder include the following:

•

Parent, as the beneficial owner of all of the Company’s outstanding equity after the Merger, will benefit from any future growth in the revenues, profitability, or overall value of the Company, and will be entitled to receive all of any dividends that the Company might pay on its equity shares in the future;

•	the Company will have more freedom to focus on long-term strategic planning; and

•

Parent and the Company will be able to adjust strategies for the Company, including expenditures and exploring new or different initiatives, without the public market scrutiny and analysts’ quarterly expectations to which the Company is currently subject as a stand-alone public company; and the costs and administrative burdens associated with the Company’s status as a U.S. public company, including the costs associated with regulatory filings and compliance requirements, will be reduced.

Detriments of the Merger to the Buyer Filing Persons and the Other Rollover Shareholder

Detriments of the Merger to the Buyer Filing Persons and the Other Rollover Shareholder include the following:

•	all of the risks of any possible decrease in the Company’s revenues, free cash flow or value following the Merger will be borne by Parent; and

•

the business risks facing the Company, including increased competition and government regulation, will be borne by Parent; and an equity investment in the Surviving Company by Parent following the Merger will involve substantial risk resulting from the limited liquidity of such an investment since there will be no trading market for the Surviving Company’s equity securities.

Effect of the Merger on the Company’s Net Book Value and Net Income

Pursuant to the Rollover Agreements, prior to the Closing, Parent will become the beneficial owner of 559,625 Class A Ordinary Shares and 123,500,000 Class B Ordinary Shares, collectively representing approximately 98.4% of the voting power of the Shares exercisable in a general meeting of the Company as of March 1, 2024.

Following consummation of the Merger, Parent will own 100% of the issued shares of the Company and will have a corresponding interest in the Company’s net book value and net income.

The following table sets out the direct or indirect interest in the Company’s net book value and net income for Parent before and immediately after the merger, based on the Company’s historical total shareholders’ deficits and net income attributable to the Company’s ordinary shareholders as of and for the year ended December 31, 2023.

	Ownership Prior to the Merger(1)						Ownership After the Merger
	Net Book Value			Net Income			Net Book Value			Net Income
Name	US$	’000	%	US$	’000	%	US$	’000	%	US$	’000	%
Parent		424,693	86.1		68,885	86.1		493,084	100.0		79,978	100.0

Note:

(1)	Ownership percentage calculation is based on 20,539,491 Class A Ordinary Shares and 123,500,00 Class B Ordinary Shares issued and outstanding as of March 1, 2024.

Plans for the Company after the Merger

The Buyer Filing Persons anticipate that the Company’s operations will be conducted after the Merger substantially as they are currently being conducted, except that the Company will no longer be a public company and will instead be a direct wholly-owned subsidiary of Parent. The Company has estimated that no longer being required to comply with the reporting requirements of the Exchange Act will result in direct cost savings to the Company of approximately US$2,200,000 for the first year following the completion of the Merger, and commensurate cost savings thereafter. The Surviving Company will become the direct beneficiary of such cost savings on a recurring basis and members of the Buyer Filing Persons and the Other Rollover Shareholder will become the indirect beneficiaries thereof.

The Buyer Filing Persons currently have no plans or proposals, other than as contemplated by the Merger Agreement and the Plan of Merger with respect to the Merger and the related transactions as described in this Transaction Statement, that would result in an extraordinary corporate transaction involving the Company’s corporate structure, business, or management, such as a merger, reorganization, liquidation, relocation of any material operations, or sale or transfer of a material amount of assets. However, following the Effective Time, Parent will continue to evaluate the Company’s entire business and operations from time to time, and undertake various initiatives regarding the Company which it considers to be in the best interests of Parent as the beneficial owner of the Company’s equity capital, including the disposition or acquisition of material assets, alliances, joint ventures, and other forms of cooperation with third parties or other extraordinary transactions. At this time, however, no actual agreement or understanding as to the particulars of the abovementioned plans has been determined or agreed upon.

Alternatives to the Merger

The Board did not independently determine to initiate a process for the sale of the Company. The Special Committee was formed in response to the Board’s receipt on January 2, 2024 of the Founder’s non-binding proposal to acquire all of the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs) of the Company that the Founders and his affiliates did not already beneficially own. The Special Committee noted that (i) the Founder, who controls approximately 98.4% of the total voting power in the Company, indicated in the Proposal to the Board that he was interested only in pursuing the transaction outlined in the Proposal and was not interested in selling his Ordinary Shares in the Company; (ii) the Proposal had been publicly announced January 3, 2024 and was therefore known to the market in general, and would continue to be known to the market through and after the execution of the Merger Agreement; and (iii) the Rollover Shareholders entered into the Rollover Agreements, pursuant to which the Rollover Shareholders have irrevocably agreed to contribute their respective Ordinary Shares in the Company to Merger Sub prior to the Closing in exchange for newly issued ordinary shares of Parent, such that Merger Sub will hold 559,625 Class A Shares and 123,500,000 Class B Shares immediately prior to Closing, representing over 90% of the voting power of the Ordinary Shares exercisable in a general meeting of the Company. Taking these considerations into account, the Special Committee decided that reaching out to third parties to assess their interest in an alternative transaction would be futile and would not be in the best interests of the Company or its shareholders. Since the Company’s receipt of the Proposal on January 2, 2024, the Company has not received any actionable offer from any third party for a merger or consolidation of the Company with another company, the sale or transfer of all or substantially all of the Company’s assets, or the purchase of all of the Company’s Ordinary Shares, or a sufficient number of Ordinary Shares to enable such third party to exercise control of or significant influence over the Company.

The Special Committee also took into account that, prior to the Effective Time, the Company, subject to compliance with the terms and conditions of the Merger Agreement, can terminate the Merger Agreement in order to enter into an acquisition agreement with respect to a superior proposal or an intervening event, subject to the payment of a termination fee to the extent provided in the Merger Agreement. In this regard, the Special Committee recognized that it has flexibility under the Merger Agreement to respond to an intervening event, or an alternative transaction proposed by a third party that is or is reasonably likely to result in a superior proposal, including the ability to provide information to and engage in discussions and negotiations with such party (and, if such proposal is a superior proposal, recommend such proposal to the Board).

The Special Committee also considered the advisability of rejecting the Proposal and allowing the Company to remain as a public-traded company. However, based on the considerations set forth in “Special Factors—Reasons for the Merger and Position of the Special Committee and the Board,” the Special Committee concluded that remaining as a public company would be less favorable than the Merger as a means to enhance the value of Unaffiliated Security Holders’ interests in the Company.

Effects on the Company If the Merger Were Not Completed

The Company is not currently aware of any reason why the Merger will not be completed as contemplated by the Merger Agreement. If the Merger were not completed for any reason, however, Unaffiliated Security Holders would not receive the Per ADS Merger Consideration, Per Share Merger Consideration or Per Warrant Merger Consideration that is contemplated by the Merger Agreement and the Plan of Merger. Instead, the Company would remain a publicly-traded company and ADSs would continue to be listed and traded on NYSE for so long as the Company continues to meet NYSE’s listing requirements. Unaffiliated Security Holders would therefore continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of ADSs and the Ordinary Shares. The effect of these risks and opportunities on the future value of Unaffiliated Security Holders’ ADSs and the Ordinary Shares cannot be predicted with any certainty. There is also a risk that the market price of ADSs would decline if the Merger were not completed, based on an assumption that the current market price reflects an expectation on the part of investors that the Merger will be completed.

If the Merger were not completed for any reason, the Board could be expected from time to time thereafter to evaluate and review the business, operations, dividend policy, and capitalization of the Company and make such changes as it deemed appropriate. If the Merger were not completed for any reason, it is possible that no other comparable transaction acceptable to the Company would be offered, and that the Company’s business, prospects, and results of operations would be adversely affected.

Financing of the Merger Consideration and Related Expenses

The Company and the Buyer Filing Persons estimate that the total amount of funds necessary to complete the Merger and the Transactions, excluding payment of fees and expenses in connection with the Merger, would be approximately US$144.0 million, assuming no exercise of dissenters’ rights by shareholders of the Company. In calculating this amount, the Company and the Buyer Filing Persons did not consider the value of the Excluded Shares, which will be cancelled for no consideration pursuant to the Merger Agreement and in the case of the Rollover Shares will be contributed to Merger Sub prior to the Closing in exchange for newly issued ordinary shares of Parent or Merger Sub pursuant to the Rollover Agreements. This amount includes the cash to be paid to the Unaffiliated Security Holders, in connection with the Transactions.

It is expected that this amount will be provided through the cash contributions by the Guarantor contemplated by the Equity Commitment Letter and the Available Company Cash Financing.

Pursuant to the Equity Commitment Letter, the Guarantor has agreed, subject to the terms and conditions thereof, to provide financing in an amount of US$49.9 million, for the purpose of funding the Merger Consideration, any other amounts required to be paid by Parent pursuant to the Merger Agreement and other fees and expenses incurred by Parent in connection with the transactions contemplated by the Merger Agreement.

The funding of the Guarantor’s commitment under its Equity Commitment Letter is subject to (a) the satisfaction or waiver of all of the conditions to Parent’s and Merger Sub’s obligations to effect the Merger set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, each of which remains capable of being satisfied assuming the Closing would occur), (b) the substantially simultaneous consummation of the Closing; provided, that if the Company seeks specific performance in accordance with the Merger Agreement and Parent and Merger Sub are ordered by a final and non-appealable order by a court of competent jurisdiction to specifically perform their obligations to effect the Closing pursuant to the Merger Agreement, the conditions set forth in this item and (b) shall be deemed satisfied.

The Equity Commitment Letter and the Guarantor’s obligation to fund the Commitment will terminate automatically and immediately upon the earliest to occur of (a) the Closing, (b) the valid termination of the Merger Agreement pursuant to the terms thereof, (c) the satisfaction in full of Guarantor’s obligation to complete the funding of the Commitment at or prior to the Closing, (d) commencement of any claim for specific performance against Parent if Parent is not required to perform its obligations under the Merger Agreement to pay the Merger Consideration pursuant to a final and non-appealable order by an arbitration tribunal or court of competent jurisdiction, (e) the assertion by the Company or any of its affiliates, directly or indirectly, in any litigation, arbitration or other legal proceedings of certain claim (whether in tort, contract or otherwise, and including in respect of any oral representations made or alleged to be made in connection therewith) against the Guarantor, any Non-Recourse Party (as defined in the Limited Guarantee) or Parent, as applicable, relating to the Equity Commitment Letter, the Limited Guarantee, the Merger Agreement, or any other transaction document in connection with the Transactions, or any of the transactions contemplated thereby, and (f) the assertion by the Company or any of its affiliates, directly or indirectly, that the cap of US$49.9 million on the Founder Entity’s liabilities under the Equity Commitment Letter is illegal, invalid or unenforceable in whole or in part.

The Company is an express third-party beneficiary of the Equity Commitment Letter to the extent of its right to seek specific performance of the equity commitment pursuant to the terms and subject to the conditions of the Equity Commitment Letter.

Interests of Certain Persons in the Merger

The Buyer Filing Persons, the Other Rollover Shareholder and the Company’s directors and executive officers have interests in the Merger and related transactions that are different from the interests of Unaffiliated Security Holders. The Special Committee and the Board were aware of such interests and considered them in reaching their decisions to authorize and approve the Merger Agreement, the Plan of Merger and the related transactions contemplated by the Merger Agreement.

Interests of the Buyer Filing Persons and the Other Rollover Shareholder

Following the completion of the Merger, Parent will have beneficial ownership of 100% of the outstanding equity share capital in the Company. As a result, following the Merger, Parent will benefit from any future growth in the revenues, profitability, or overall value of the Company, and will be entitled to receive all of any dividends that the Company might pay on its equity shares in the future, and will bear the burden of any future losses of the Company. Unaffiliated Security Holders will not be able to enjoy any such future benefits, but also will not bear the burden of any such future losses. In addition, Parent will be able to benefit from the elimination of the Company’s costs and burdens associated with being a public company, such as the burden and expense of reporting and other disclosure requirements of the Exchange Act, including requirements to file with or furnish to the SEC an annual report on Form 20-F, Forms 6-K, and other reports. The Company has estimated that no longer being a public company will result in a saving of direct costs of approximately US$2,200,000 for the first year following the completion of the Merger, and commensurate cost savings thereafter. The Surviving Company will become the direct beneficiary of such cost savings on a recurring basis and members of the Buyer Filing Persons and the Other Rollover Shareholder will become the indirect beneficiaries thereof. Unaffiliated Security Holders will not be able to share the benefit of any such cost savings.

The Buyer Filing Persons and the Other Rollover Shareholder will also be able to benefit from any enhancement in the Company’s value following the completion of the Merger that may result from the Company having more freedom to focus on long-term strategic planning and being able to adjust strategies for the Company, including incurring expenditures and exploring new or different initiatives, without the public market scrutiny and analysts’ quarterly expectations to which the Company is currently subject as a stand-alone public company.

See “Special Factors—Primary Benefits and Detriments of the Merger—Benefits of the Merger to the Buyer Filing Persons and the Other Rollover Shareholder.”

Interests of the Company’s Directors and Executive Officers

The Company’s directors and executive officers have interests in the Merger and related transactions that are different from the interests of the Company’s shareholders generally. These interests include the following:

•	the beneficial ownership of equity interests in Parent by the Rollover Shareholders that are affiliates of the Company’s directors and executive officers;

•

continued indemnification rights, rights to advancement of fees, and directors’ and officers’ liability insurance that are required by the Merger Agreement to be provided by the Surviving Company to the existing directors and officers of the Company following the Effective Time; and

•

the monthly compensation of US$20,000 of each member of the Special Committee in exchange for his or her services in such capacity; and the continuation of service of the executive officers of the Company in positions that are substantially similar to their current positions.

Related Party Transactions

The information in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” from the 2022 Form 20-F is incorporated by reference herein.

Fees and Expenses

Fees and expenses incurred or to be incurred by the Company and the Buyer Filing Persons in connection with the Merger are estimated at the date of this Transaction Statement and set forth in the table below. Such fees are subject to change pending completion of the Merger.

Description	Amount
Financial advisory fees and expenses	US$	2,600,000
Legal fees, accounting and other professional fees and expenses	US$	2,200,000
Special Committee Fees	US$	200,000
Filing Fees	US$	21,233
Miscellaneous fees and expenses (e.g., accounting, printer and mailing costs)	US$	200,000
Total	US$	5,221,233

These fees and expenses will not reduce the amount of the Merger Consideration that will be received by Unaffiliated Security Holders. The party incurring any costs and expenses in connection with the Merger will pay those costs and expenses. The Company will pay all costs and expenses incurred by itself or the Special Committee in connection with the Merger, including legal fees and expenses, financial advisory fees and expenses, and any other miscellaneous fees and expenses. The Company will also pay the fees to be paid to the Special Committee in connection with the Merger.

Litigation Related to the Merger

The Company and the Buyer Filing Persons are not aware of any legal proceeding challenging the Merger Agreement, the Plan of Merger, the Merger or any of the related transactions.

Accounting Treatment of the Merger

Upon the completion of the Merger, the Company will no longer be a public company. The Merger which is a business combination involving entities or businesses under common control is expected to be accounted for under the pooling of interest method.

Regulatory Matters

The Company and the Buyer Filing Persons do not believe that any material regulatory approval, filing, or notice is required in connection with the Merger other than (i) the filings and notices required under the U.S. federal securities laws, (ii) the giving of the Plan of Merger to every registered shareholder of each of the Company and Merger Sub prior to the Effective Time, (iii) the registration of the Plan of Merger and supporting documentation as specified in the Cayman Islands Companies Act with the Registrar of Companies of the Cayman Islands, (iv) the giving of a copy of the certificate of merger to the shareholders and creditors of each of the Company and Merger Sub and (iv) notification of the Merger being published in the Cayman Islands Government Gazette.

No Shareholder Vote Required to Authorize the Plan of Merger and the Merger

As Merger Sub will hold at least 90% of the total voting power in the Company immediately prior to the Closing and the Merger will constitute a “short-form” merger in accordance with part XVI (and in particular section 233(7)) of the Cayman Islands Companies Act, which does not require the vote or approval by shareholders if a copy of the Plan of Merger is given to every registered shareholder of the Company and the Merger Sub, the shareholders will not have the opportunity to vote on the Merger.

Dissenters’ or Appraisal Rights

As the Merger will constitute a “short-form” merger pursuant to section 233(7) of the Cayman Islands Companies Act, no shareholder vote on the Merger will take place.

On September 16, 2022, the Court delivered the Judgment in which the Court determined that Dissenters’ Rights are available in a short-form merger notwithstanding the lack of statutory procedure by which such rights might be exercised. Although the Judgment is subject to final appeal, and noting that the Cayman Islands Companies Act does not expressly provide a mechanism by which such rights might be properly exercised, we have determined to offer shareholders Dissenters’ Rights provided that the procedural steps as set out in the Merger Agreement and Plan of Merger, which provisions are in line with the procedure set forth in the Judgment, are followed.

Shareholders who elect to dissent from the Merger will have the right to receive payment of the fair value of their Shares in accordance with Section 238 of the Cayman Islands Companies Act if the Merger is consummated, but only if they: (i) deliver to the Company, within twenty (20) calendar days immediately following the date on which the Plan of Merger is delivered to the shareholders, a written notice of objection in accordance with the procedures set out in the Merger Agreement and Plan of Merger, and (ii) deliver to the Company, within twenty (20) calendar days immediately following the date on which the Plan of Merger is filed with the Registrar of Companies of the Cayman Islands, a written notice and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Act (as supplemented by the procedures set out in the Merger Agreement and Plan of Merger) for the exercise of Dissenters’ Rights. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the Merger Agreement and Plan of Merger if you do not exercise Dissenters’ Rights with respect to your Shares.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO DISSENT FROM THE MERGER AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE CLASS A ORDINARY SHARES UNDERLYING THEIR ADSS. THE ADS DEPOSITARY WILL NOT EXERCISE OR ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE CLASS A ORDINARY SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSS TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELATION OF THE ADSS, AND PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING CLASS A ORDINARY SHARES AND BECOME REGISTERED HOLDERS OF SUCH CLASS A ORDINARY SHARES WITHIN TWENTY DAYS AFTER DELIVERY OF THE PLAN OF MERGER TO THE ADS DEPOSITARY (AS THE REGISTERED HOLDER OF EACH CLASS A ORDINARY SHARE THAT IS REPRESENTED BY ADSS). THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE CLASS A ORDINARY SHARES AS SET OUT IN THE MERGER AGREEMENT AND PLAN OF MERGER AND OTHERWISE UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES ACT. IF THE MERGER IS NOT CONSUMMATED, THE COMPANY WILL CONTINUE TO BE A PUBLIC COMPANY IN THE UNITED STATES AND ADSS WILL CONTINUE TO BE LISTED ON THE NYSE. THE SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE BUT THE NYSE, AND IN SUCH CASE ONLY IN THE FORM OF ADSS. AS A RESULT, IF A FORMER ADS HOLDER HAS CONVERTED HIS, HER OR ITS ADSS TO SHARES IN ORDER TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT CONSUMMATED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS, HER OR ITS SHARES ON A STOCK EXCHANGE OR OVER THE COUNTER, SUCH FORMER ADS HOLDER WILL NEED TO DEPOSIT HIS, HER OR ITS SHARES INTO THE COMPANY’S ADS PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ADSS, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSS (UP TO US$0.05 PER ADS ISSUED), APPLICABLE SHARE TRANSFER TAXES (IF ANY), AND RELATED CHARGES PURSUANT TO THE DEPOSIT AGREEMENT. FOR THE AVOIDANCE OF DOUBT, THE COMPANY WILL IN ALL CASES CONSIDER THE DATE ON WHICH THE PLAN OF MERGER IS DELIVERED TO THE ADS DEPOSITARY (AS THE REGISTERED HOLDER OF EACH CLASS A ORDINARY SHARE THAT IS REPRESENTED BY ADSS) TO BE THE FIRST DAY OF THE DISSENT PERIOD WITH REGARD TO ALL CLASS A ORDINARY SHARES REPRESENTED BY ADSS. ACCORDINGLY, TO THE EXTENT THAT ANY ADS HOLDER ELECTS TO SURRENDER ITS ADSS TO THE ADS DEPOSITARY SUBSEQUENT TO SUCH PLAN OF MERGER DELIVERY DATE, THE FIRST DAY OF THE DISSENT PERIOD WITH RESPECT TO SUCH CLASS A ORDINARY SHARES SHALL REMAIN THE DATE ON WHICH THE PLAN OF MERGER WAS DELIVERED TO THE ADS DEPOSITARY (AND, FOR SUCH PURPOSES, THE ACTUAL DATE ON WHICH SUCH ADS HOLDER BECOMES THE REGISTERED HOLDER OF THE RELEVANT CLASS A ORDINARY SHARES SHALL BE DISREGARDED).

A copy of section 238 of the Cayman Islands Companies Act is attached to this Transaction Statement as Exhibit (f)(2) for the information of Unaffiliated Security Holders. Unaffiliated Security Holders are urged to seek their own advice on Part XVI of the Cayman Islands Companies Act from a licensed Cayman Islands law firm.

U.S. Federal Income Tax Considerations

The following is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the receipt of Merger Consideration in exchange for Ordinary Shares, ADSs or Vested Warrants. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations, judicial authority and administrative interpretations, all as in effect on the date of this Transaction Statement, and which are subject to change, possibly with retroactive effect; any such change could affect the accuracy of the statements and conclusions set forth in this discussion. We have not sought and do not intend to seek any ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to the U.S. federal income tax consequences described herein. Therefore, this discussion is not binding on the IRS, and the IRS or a court in the event of an IRS dispute may challenge the conclusions set forth below. This summary is for general information purposes only and does not purport to be a complete analysis of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Merger. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the Merger to such U.S. Holder. This summary does not address the U.S. federal estate or gift, U.S. federal alternative minimum, U.S. state and local, or non-U.S. tax consequences to U.S. Holders of the Merger, or any tax consequences with respect to the Options, Excluded Shares or Dissenting Shares.

This discussion is limited to U.S. Holders who hold their Ordinary Shares or ADSs as capital assets within the meaning of the Code (generally, property held for investment). This discussion does not address tax considerations that may be important to a particular holder in light of their individual circumstances, or to certain categories of holders that may be subject to special tax rules, such as:

•	dealers in securities, commodities or currencies;

•	traders in securities that have elected the mark-to-market method of accounting for their securities;

•	persons whose functional currency is not the U.S. dollar;

•	persons holding our Ordinary Shares or ADSs as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

•	persons that acquired our Ordinary Shares or ADSs pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation or in connection with services;

•	certain U.S. expatriates;

•	financial institutions;

•	insurance companies;

•	regulated investment companies or real estate investment trusts;

•	persons subject to the alternative minimum tax;

•

persons that actually or under applicable constructive ownership rules own any interest in Parent, or 10% or more of our Ordinary Shares and/or ADSs; and entities that are tax-exempt for U.S. federal income tax purposes.

If a holder of our Ordinary Shares or ADSs is a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes), the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our Ordinary Shares or ADSs should consult their tax advisors to determine the appropriate tax treatment of the Merger to them.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares or ADSs that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs.

Treatment of Receipt of Cash Merger Consideration in the Merger

Upon the receipt of the Merger Consideration in the Merger, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount of the Merger Consideration received and such U.S. Holder’s tax basis in such U.S. Holder’s Ordinary Shares or ADSs, as applicable. Subject to the PFIC rules discussed below, gain or loss recognized on such sale or other disposition will generally be long-term capital gain or loss if, at the time of the Merger, the Ordinary Shares or ADSs, as applicable, have been held for more than one year, and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes, which may limit the ability to receive a foreign tax credit. Preferential rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses may be subject to limitations.

If a U.S. Holder acquired different blocks of Ordinary Shares or ADSs at different times or different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of such Ordinary Shares or ADSs.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is generally treated as a passive asset and the company’s intangible assets (including any unbooked intangible assets) associated with active business activity are taken into account as a non-passive asset. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although a non-U.S. corporation’s PFIC status is determined annually, if we were classified as a PFIC for any taxable year during which a U.S. Holder held our Ordinary Shares, the PFIC rules discussed below will generally apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, subsequent years even if we ceased to be a PFIC.

Based upon our income and assets and the market price of our ADSs, we believe we were not a PFIC for the taxable year ended December 31, 2023, and, as explained in the Company’s 2022 Form 20-F at “Taxation—U. S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations,” we do not believe that we were a PFIC for our taxable year ended December 31, 2022. Although we also do not expect to be a PFIC for our taxable year ended December 31, 2024, PFIC status is a factual determination that must be made annually after the close of each taxable year. Depending on our use of cash and other passive assets and the value of our gross assets, as well as on the value of our shares, it is possible that we could be a PFIC for the current taxable year, including because of changes to the values of our assets after the Merger. Therefore, there can be no assurance that the Company will not be classified as a PFIC for the current taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder held our Ordinary Shares, such holder will generally be subject to special tax rules with respect to any gain such holder realizes from the exchange of such shares pursuant to the Merger, unless such holder made a mark-to-market election as described in the 2022 Form 20-F at “Taxation—U. S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.” Under these special tax rules:

•	any gain recognized pursuant to the Merger will be allocated ratably over such holder’s holding period for the Ordinary Shares;

•

amounts allocated to the current taxable year and any taxable years in such holder’s holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income; and

•

amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to such holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years (an “interest charge”).

If we were a PFIC for any taxable year during which a U.S. Holder held our ordinary shares and any of our non-U.S. subsidiaries were also PFICs, such holder will be treated as having owned a proportionate amount (by value) of the shares of such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

If a U.S. Holder owns our ADSs or Ordinary Shares during any taxable year that we are a PFIC, such holder must generally file an annual IRS Form 8621. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax considerations of the Merger and the application of the PFIC rules to their particular facts and circumstances.

THE SUMMARY SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR HOLDERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES. ALL HOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES OF THE MERGER APPLICABLE TO THEM, INCLUDING THE EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, OR NON-U.S. TAX LAWS.

Cayman Islands Tax Consequences

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments executed or brought into the Cayman Islands.

The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not a party to any double taxation treaties.

MARKET PRICE OF ADSS; DIVIDENDS

Market Price of ADSs

The Company’s ADSs are listed on the NYSE under the symbol “TDCX”. The following table sets forth the high and low sales prices for the Company’s ADSs for the periods indicated as quoted on the NYSE.

	Trading Price Per ADS (US$)
	High	Low
2022
First Quarter	19.34	9.89
Second Quarter	14.59	8.65
Third Quarter	10.66	6.66
Fourth Quarter	13.64	9.26
2023
First Quarter	14.63	8.75
Second Quarter	10.28	6.96
Third Quarter	7.98	4.78
Fourth Quarter	5.88	4.31

Dividends

The Company has not declared or paid any cash dividend, nor does it has any present plan to pay any cash dividends on its ordinary shares in the foreseeable future.

In the event that the Merger Agreement is terminated for any reason and the merger is not consummated, the payment of future dividends will be subject to the discretion of the Board. Even if the Board decides to pay dividends, the form, frequency and amount will depend on the Company’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

SUMMARY FINANCIAL INFORMATION

The following sets forth certain selected historical consolidated financial information of the Company for each of the two years ended December 31, 2021 and December 31, 2022 and each of three months ended December 31, 2022 and December 31, 2023. The historical consolidated financial information as of and for the years ended December 31, 2021 and December 31, 2022 has been derived from the audited financial statements filed as part of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, beginning on page F-1, which are incorporated into this Transaction Statement by reference. The historical consolidated financial information for the three months ended December 31, 2022 and December 31, 2023 and as of December 31, 2022 and December 31, 2023, has been derived from the unaudited financial information included in the Company’s 2023 fourth quarter and full year earnings release furnished on Form 6-K on March 6, 2024, which are incorporated into this Transaction Statement by reference. The information set forth below is not necessarily indicative of future results and should be read in conjunction with the financial statements and the related notes and other financial information contained in such Annual Report on Form 20-F and Company’s Reports on Form 6-K. Please see “Where You Can Find More Information” for a description of how to obtain a copy of such Annual Report on Form 20-F and Company’s Report on Form 6-K, respectively.

The following table presents the Company’s selected consolidated comprehensive (loss)/income data for the periods indicated.

	For the three months ended December 31,
	2023		2022
Consolidated Statements of Operations	US$’000	S$’000	S$’000
Revenue	120,434	158,804	176,671
Employee benefits expense	(74,472)	(98,199)	(114,810)
Depreciation and amortization expense	(8,112)	(10,696)	(10,672)
Rental and maintenance expense	(1,819)	(2,398)	(2,690)
Recruitment expense	(1,943)	(2,562)	(3,404)
Transport and travelling expense	(328)	(432)	(666)
Telecommunication and technology expense	(2,411)	(3,179)	(3,271)
Interest expense	(453)	(597)	(549)
Other operating expense(1)	(5,039)	(6,644)	(9,472)
Share of profit from an associate	—	—	4
Interest income	2,666	3,515	1,426
Other operating income	1,140	1,503	395

Profit before income tax	29,663	39,115	32,962
Income tax expense	(5,419)	(7,146)	(7,952)

Profit for the period	24,244	31,969	25,010
Item that will not be reclassified to profit or loss:
Remeasurement of retirement benefit obligation	(36)	(47)	924
Item that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(8,313)	(10,961)	(16,179)

Total comprehensive income for the period	15,895	20,961	9,755

Profit attributable to:
- Owners of TDCX Inc.	24,242	31,967	25,010
- Non-controlling interests	2	2	—

	24,244	31,969	25,010

Total comprehensive income attributable to:
- Owners of TDCX Inc.	15,893	20,959	9,755
- Non-controlling interests	2	2	—

	15,895	20,961	9,755

Basic earnings per share (in US$ or S$)(2)	0.17	0.22	0.17
Diluted earnings per share (in US$ or S$)(2)	0.17	0.22	0.17

(1)	The Company reported foreign exchange gains or losses, as applicable, on a net basis for the relevant period under the “other operating expense” line item.
(2)	Basic and diluted earnings per share

	For the three months ended December 31,
	2023	2022
Weighted average number of ordinary shares for the purposes of basic earnings per share	144,210,719	144,921,462
Weighted average number of ordinary shares for the purposes of diluted earnings per share	144,210,719	144,921,462

	For the twelve months ended December 31,
	2022	2022	2021
Consolidated Statements of Operations	US$’000	S$’000	S$’000
Revenue	493,916	664,120	555,198
Employee benefits expense	(324,520)	(436,350)	(339,683)
Depreciation and amortization expense	(29,549)	(39,731)	(39,853)
Rental and maintenance expense	(7,422)	(9,980)	(9,832)
Recruitment expense	(10,562)	(14,201)	(10,884)
Transport and travelling expense	(1,217)	(1,637)	(1,461)
Telecommunication and technology expense	(8,792)	(11,822)	(8,826)
Interest expense	(1,440)	(1,936)	(8,414)
Other operating expense	(10,931)	(14,699)	(11,126)
Gain on disposal of a subsidiary	—	—	—
Share of profit from an associate	103	139	101
Interest income	2,490	3,348	544
Other operating income	3,522	4,736	6,315

Profit before income tax	105,598	141,987	132,079
Income tax expenses	(27,554)	(37,049)	(28,237)

Profit for the year	78,044	104,938	103,842
Item that will not be reclassified to profit or loss:
Remeasurement of retirement benefit obligation	687	924	276
Item that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(10,734)	(14,432)	(6,500)

Total comprehensive income for the year	67,997	91,430	97,618

Profit attributable to
- Owners of TDCX Inc.	78,043	104,936	103,841
- Non-controlling interests	1	2	1

	78,044	104,938	103,842

Total comprehensive income attributable to
- Owners of TDCX Inc.	67,996	91,428	97,617
- Non-controlling interests	1	2	1

	67,997	91,430	97,618

Basic earnings per share (in US$ or S$)	0.54	0.72	0.81

Diluted earnings per share (in US$ or S$)	0.54	0.72	0.81

Weighted average number of ordinary shares used in computing basic earnings per share	145,298,557	145,298,557	128,803,824

Weighted average number of ordinary shares used in computing diluted earnings per share	145,298,557	145,298,557	128,830,134

The following table presents the Company’s selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2023		2022	2021
Selected Consolidated Balance Sheets Data	US$’000	S$’000	S$’000	S$’000
Cash and cash equivalents	342,671	451,849	389,100	313,147
Total current assets	517,554	682,450	589,282	501,153
Total assets	581,744	767,089	677,800	581,510
Total current liabilities	67,740	89,322	89,383	85,871
Total non-current liabilities	20,889	27,546	26,565	31,933
Equity attributable to owners of TDCX Inc.	493,084	650,180	561,869	463,686
Non-controlling interests	31	41	(17)	20
Total equity	493,115	650,221	561,852	463,706
Total liabilities and equity	581,744	767,089	677,800	581,510

Net Book Value per Share of the Shares

The Company’s net book value per Share as of December 31, 2023 was US$3.42, based on the 144,039,491 issued and outstanding Shares as of December 31, 2023.

TRANSACTIONS IN THE SHARES AND ADSs

Purchases by the Company

Effective March 14, 2022, the Board approved a share repurchase program under which the Company might repurchase in the open market up to US$30.0 million worth of outstanding ADSs of the Company. The repurchase program has no expiration date and may be suspended, modified or discontinued at any time without prior notice.

For the year ended December 31, 2022, 1,045,812 outstanding ADSs (representing 1,045,812 Class A Ordinary Shares) were repurchased with a total consideration (including any applicable commission payable) of US$9,881,584, on the open market at a weighted-average price (which, for the avoidance of doubt, excludes any applicable commission payable) of US$9.40 per ADS.

For the year ended December 31, 2023, 1,174,916 outstanding ADSs (representing 1,174,916 Class A Ordinary Shares) were repurchased with a total consideration (including any applicable commission payable) of US$6,872,693, on the open market at a weighted-average price (which, for the avoidance of doubt, excludes any applicable commission payable) of US$5.81 per ADS.

Purchases by the Founder

Mr. Junique entered into a Rule 10b5-1 Purchase Plan (the “Trading Plan”), dated as of March 31, 2022. Under the Trading Plan, Mr. Laurent agreed to purchase up to US$2,000,000 in ADSs representing the Class A Ordinary Shares, subject to certain volume and pricing limits. For the year ended December 31, 2022, 393,625 outstanding ADSs (representing 393,625 Class A Ordinary Shares) were repurchased with a total consideration (including any applicable commission payable) of US$3,416,957, on the open market at a weighted-average price (which, for the avoidance of doubt, excludes any applicable commission payable) of US$8.66 per ADS.

Except as described above, there was no purchase of any Ordinary Share or ADS by any Filing Person or any affiliate of such Filing Person during the past two years.

Transactions in Prior 60 Days

Except as described above and elsewhere in this Transaction Statement, other than the Merger Agreement and agreements entered into in connection therewith, there have been no transactions in the Company’s Ordinary Shares or ADSs during the past 60 days by us, any of the Company’s officers or directors, any Buyer Filing Person, or any person with respect to which disclosure is provided in “Schedule I—Directors and Executive Officers of Each Filing Person” or any associate or majority-owned subsidiary of the foregoing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE

COMPANY

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of the Ordinary Shares, as of March 1, 2024, by:

•	each of the Company’s directors and executive officers;

•	each person known to the Company to own beneficially more than 5.0% of the total issued and outstanding Class A Ordinary Shares or Class B Ordinary Shares; and each Filing Person, as applicable.

The calculations in the shareholder table below are based on 144,039,491 Ordinary Shares issued and outstanding as of March 1, 2024, comprising (i) 20,539,491 Class A Ordinary Shares (excluding (a) 2,220,728 Class A Ordinary Shares represented by 2,220,728 ADSs that the Company repurchased, and (b) 350,000 Class A Ordinary Shares issued to the depositary for future vesting of warrants granted to a customer) and (ii) 123,500,000 Class B Ordinary Shares.

For the purpose of this table, beneficial ownership is determined in accordance with the rules and regulations of the SEC. Except as indicated below, the persons named in the table have sole voting and investment power with respect to the Ordinary Shares shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 1, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary Shares Beneficially Owned as of March 1, 2024
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares on an as-converted basis	% of Total Ordinary Shares†	% of Aggregate Voting Power††
Directors and Executive Officers(1):
Laurent Bernard Marie Junique(2)	559,625	123,500,000	124,059,625	86.1	98.4
Chin Tze Neng	*	—	*	*	*
Edward Goh Kok Hwee	*	—	*	*	*
Koh Chia Ling	—	—	—	—	—
Tan Yee Peng	—	—	—	—	—
Tay Hui Kiang	*	—	*	*	*
Byron Joseph Fernandez	*	—	*	*	*
Ricart Valvekens	*	—	*	*	*
Lim Chee Gay	*	—	*	*	*
Sophie Jane Chelmick	*	—	*	*	*
Andrew Thomas Cranshaw	*	—	*	*	*
Pan Sin Michael Shane Yat Thow	*	—	*	*	*

	Ordinary Shares Beneficially Owned as of March 1, 2024
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares on an as-converted basis	% of Total Ordinary Shares†	% of Aggregate Voting Power††
All Directors and Executive Officers	857,304	123,500,000	124,357,304	86.3	98.4
Principal Shareholders:
Transformative Investments Pte Ltd(2)	—	123,500,000	123,500,000	85.7	98.4
Ward Ferry Management (BVI) Ltd(3)	2,732,857	—	2,732,857	1.9	0.2
Goldman Sachs Asset Management, L.P.(4)	1,887,522	—	1,887,522	1.3	0.1
Morgan Stanley Entities(5)	1,485,904	—	1,485,904	1.0	0.1

Notes:

*	Less than 1% of our total outstanding shares.
†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 1, 2024, by the sum of Class A and Class B Ordinary Shares, and the number of Class A Ordinary Shares that such person or group has the right to acquire beneficial ownership within 60 days after March 1, 2024.

††

For each person and group included in this column, percentage of total voting power represents voting power based on both Class A and Class B Ordinary Shares beneficially owned by such person or group with respect to all of our outstanding Class A and Class B Ordinary Shares as one single class. Holders of Class A Ordinary Shares are entitled to one vote per share and holders of Class B Ordinary Shares are entitled to ten votes per share.

(1)	Except as otherwise indicated below, the business address of our directors and executive officers is 750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore 469004, Singapore.
(2)

Represents (i) 166,000 Class A Ordinary Shares directly held by Mr. Junique’s spouse, (ii) 393,625 Class A Ordinary Shares directly held by Mr. Junique and his spouse and (iii) 123,500,000 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares directly held by Transformative Investments Pte Ltd. The entire interest of Transformative Investments Pte Ltd is held by a trust that was established for the benefit of Mr. Junique and his family. The registered office of Transformative Investments Pte Ltd is at the Offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(3)

Information is based on a Form 13F filed with the SEC on February 13, 2024 by Ward Ferry Management (BVI) Ltd. Ward Ferry Management (BVI) Ltd reported sole voting power over 2,732,857 ADSs, each representing one Class A Ordinary Share, and sole dispositive power over 2,732,857 ADSs. The address of Ward Ferry Management (BVI) Ltd is Suite 2608, Two Exchange Square, Central, Hong Kong.

(4)

Information is based on a Schedule 13G/A filed with the SEC on February 5, 2024 by Goldman Sachs Asset Management, L.P. Goldman Sachs Asset Management, L.P. reported shared voting power over 1,710,891 ADSs, each representing one Class A Ordinary Share, and shared dispositive power over 1,887,522 ADSs. The address of Goldman Sachs Asset Management, L.P. is 200 West Street, New York, NY 10282.

(5)

Information is based on a Schedule 13G/A jointly filed with the SEC on February 9, 2024 by Morgan Stanley and Morgan Stanley Investment Management Company, or Morgan Stanley Entities. The Morgan Stanley Entities reported shared voting power over 1,485,904 ADSs, each representing one Class A Ordinary Share, and shared dispositive power over 1,485,904 ADSs. Morgan Stanley is the parent holding company of Morgan Stanley Investment Management Company and the shares beneficially owned by Morgan Stanley may be deemed to be beneficially owned by Morgan Stanley Investment Management Company, a wholly-owned subsidiary of Morgan Stanley. The address of Morgan Stanley is 1585 Broadway New York, NY 10036. The address of Morgan Stanley Investment Management Company is #16-01 Capital Square 23 Church Street, Singapore.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Transaction Statement, the documents attached hereto and the documents incorporated by reference into this Transaction Statement are forward-looking statements based on estimates and assumptions. These include statements as to such things as the Company’s financial condition, results of operations, plans, objectives, future performance and business, as well as forward-looking statements relating to the Merger. Such forward-looking statements are based on facts and conditions as they exist at the time such statements are made. Forward-looking statements are also based on current expectations, estimates and projections about the Company’s business and the Merger, the accurate prediction of which may be difficult and involve the assessment of events beyond its control. The forward-looking statements are further based on assumptions made by management. Forward-looking statements can be identified by forward-looking language, including words such as “believes,” “anticipates,” “expects,” “estimates,” “intends,” “may,” “plans,” “predicts,” “projects,” “will,” “would” and similar expressions, or the negative of these words. These statements are not guarantees of the underlying expectations or future performance and involve risks and uncertainties that are difficult to predict. Readers of this Transaction Statement are cautioned to consider these risks and uncertainties and not to place undue reliance on any forward-looking statements.

The following factors, among others, could cause actual results or matters related to the Merger to differ materially from what is expressed or forecasted in the forward-looking statements:

•	the satisfaction of the conditions to the consummation of the Merger;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement;

•	the effect of the announcement or pendency of the Merger on the Company’s business relationships, results of operations and business generally;

•	the risk that the Merger may not be consummated in a timely manner or at all, which may adversely affect the Company’s business and the prices of its Shares;

•	the potential adverse effect on its business, properties and operations because of certain covenants agreed to in the Merger Agreement;

•	inability to manage the expanding operations effectively, which could harm the Company’s business;

•	inability to hire or retain key personnel;

•	the amount of the costs, fees, expenses and charges related to the Merger;

•	the Company’s failure to comply with regulations and changes in regulations; and

•	the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against the Company and others relating to the Merger; and

•

other risks detailed in the Company’s filings with the SEC, including the information set forth under the section entitled “Item 3D. Risk Factors” in the Company’s Annual Report. See “Where You Can Find More Information” beginning on page 74 for additional information.

Furthermore, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by the parties. The Company believes that the assumptions on which its forward-looking statements are based are reasonable. However, forward-looking statements involve inherent risks, uncertainties and assumptions. In addition, many of the factors that will determine the Company’s future results are, however, beyond the Company’s ability to control or predict and the Company cannot guarantee any future results, levels of activity, performance or achievements. The Company cannot assure you that the actual results or developments it anticipates will be realized or, if realized, that they will have the expected effects on its business or operations. In light of the significant uncertainties inherent in the forward-looking statements, readers should not place undue reliance on forward-looking statements, which speak only as of the date on which the statements were made and it should not be assumed that the statements remain accurate as of any future date. All subsequent written and oral forward-looking statements concerning the Merger or other matters addressed in this Transaction Statement and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further, forward-looking statements speak only as of the date they are made and, except as required by applicable law or regulation, The Company undertake no obligation to update these forward-looking statements to reflect future events or circumstances.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the periodic reporting and other informational requirements of the Exchange Act applicable to foreign private issuers and is required to file with or furnish to the SEC an Annual Report on Form 20-F, current reports on Form 6-K, and other information. Copies of such reports and other information, when so filed with or furnished to the SEC, may be inspected without charge and copies may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The information the Company files with or furnishes to the SEC is also available, free of charge, on the SEC’s website at http://www.sec.gov through the SEC’s EDGAR system.

You also may obtain free copies of the documents the Company files with or furnishes to the SEC by going to the “Investor Relations” section of the Company’s website at https://investors.tdcx.com/financials/sec-filings/default.aspx. The Company’s website address is provided as an inactive textual reference only. The information provided on the Company’s website is not part of this Transaction Statement and is not incorporated by reference herein unless expressly so incorporated.

The opinion of Houlihan Lokey, the Special Committee’s financial advisor, is attached as Exhibit (c)(1) to this Transaction Statement. In addition, Houlihan Lokey’s opinion will be made available for inspection and copying at the Company’s executive offices at 750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore 469004, Singapore, during the Company’s regular business hours by any interested Unaffiliated Security Holder or a representative of any interested Unaffiliated Security Holder who has been so designated in writing.

SCHEDULE 13E-3 ITEMS

ITEM 1	SUMMARY TERM SHEET

See:

“Summary” of this Transaction Statement; and

“Questions and Answers About the Merger” of this Transaction Statement.

ITEM 2	SUBJECT COMPANY INFORMATION

(a)	Name and Address

TDCX Inc. is the subject company. See “Summary—The Parties Involved in the Merger” of this Transaction Statement.

(b)	Securities

The Company’s ADSs are listed on the NYSE under the symbol “TDCX”.

As of March 1, 2024, there were a total of 144,039,491 Ordinary Shares issued and outstanding as of March 1, 2024, comprising (i) 20,539,491 Class A Ordinary Shares (excluding (a) 2,220,728 Class A Ordinary Shares represented by 2,220,728 ADSs that the Company repurchased, and (b) 350,000 Class A Ordinary Shares issued to the depositary for future vesting of warrants granted to a customer) and (ii) 123,500,000 Class B Ordinary Shares.

(c)	Trading Market and Price

See “Market Price of ADSs; Dividends” of this Transaction Statement.

(d)	Dividends

See “Market Price of ADSs; Dividends” of this Transaction Statement.

(e)	Prior Public Offerings

Not applicable.

(f)	Prior Stock Purchases

See:

“Transactions in the Shares and ADSs” of this Transaction Statement; and

“Special Factors—Related Party Transactions” of this Transaction Statement;

ITEM 3	IDENTITY AND BACKGROUND OF FILING PERSON

(a)	Name and Address

See:

“Summary—The Parties Involved in the Merger” of this Transaction Statement; and

“Schedule I—Directors and Executive Officers of Each Filing Person” of this Transaction Statement.

(b)	Business and Background of Entities

See:

“Summary—The Parties Involved in the Merger” of this Transaction Statement; and

“Schedule I—Directors and Executive Officers of Each Filing Person” of this Transaction Statement.

(c) Business and Background of Natural Persons

See “Schedule I—Directors and Executive Officers of Each Filing Person.”

ITEM 4	TERMS OF THE TRANSACTION

(a)(2) Material Terms

See:

“Summary—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

“Special Factors— Buyer Filing Persons’ Reasons for the Merger” of this Transaction Statement;

“Special Factors—No Shareholder Vote Required to Authorize the Plan of Merger and the Merger” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement;

“Special Factors—Accounting Treatment of the Merger” of this Transaction Statement;

“Special Factors—Material U.S. Federal Income Tax Consequences” of this Transaction Statement;

“Questions and Answers About the Merger” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(b) Purchases

See:

“Summary—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Summary—Interests of the Company’s Directors and Executive Officers in the Merger” of this Transaction Statement; and

“Special Factors—Interests of Certain Persons in the Merger—Interests of the Company’s Directors and Executive Officers” of this Transaction Statement.

(c) Different Terms

See:

“Summary—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Summary—Interests of the Company’s Directors and Executive Officers in the Merger” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(d) Appraisal Rights

See “Special Factors—Dissenters’ or Appraisal Rights.”

(e) Provisions for Unaffiliated Security Holders

None of the Filing Persons intends to grant Unaffiliated Security Holders special access to the corporate files of such Filing Person in connection with the Merger. None of the Filing Persons intends to obtain counsel or appraisal services at the expense of the Filing Persons for Unaffiliated Security Holders.

(f) Eligibility for Listing or Trading

Not applicable.

ITEM 5	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Transactions

See:

“Special Factors—Related Party Transactions” of this Transaction Statement; and

“Transactions in the Shares and ADSs” of this Transaction Statement.

(b) Significant Corporate Events

See:

“Summary—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

“Special Factors— Buyer Filing Persons’ Reasons for the Merger” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(c) Negotiations or Contacts

See:

“Summary—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Plans for the Company after the Merger” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement; and Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(e) Agreements Involving the Subject Company’s Securities

See:

“Summary—The Merger Agreement and Plan of Merger” of this Transaction Statement;

“Summary—Financing of the Merger” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Plans for the Company after the Merger” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement;

“Transactions in the Shares and ADSs” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

ITEM 6	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b) Use of Securities Acquired

See:

“Summary” of this Transaction Statement;

“Questions and Answers about the Merger” of this Transaction Statement;

“Special Factors—Buyer Filing Persons’ Reasons for the Merger” of this Transaction Statement;

“Special Factors—Effects of the Merger on the Company” of this Transaction Statement;

“Special Factors—Plans for the Company after the Merger” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(c) (1)—(8) Plans

See:

“Summary—the Merger” of this Transaction Statement;

“Summary—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Summary—Purposes and Effects of the Merger” of this Transaction Statement;

“Summary—Financing of the Merger” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

“Special Factors—Buyer Filing Persons’ Reasons for the Merger” of this Transaction Statement;

“Special Factors—Effects of the Merger on the Company” of this Transaction Statement;

“Special Factors—Plans for the Company after the Merger” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement; and Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

ITEM 7	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE TRANSACTION

(a) Purposes

See:

“Summary—Purposes and Effects of the Merger” of this Transaction Statement;

“Special Factors—Plans for the Company after the Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement; and

“Special Factors—Buyer Filing Persons’ Reasons for the Merger” of this Transaction Statement.

(b) Alternatives

See:

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger” of this Transaction Statement;

“Special Factors— Buyer Filing Persons’ Reasons for the Merger” of this Transaction Statement;

“Special Factors—Alternatives to the Merger” of this Transaction Statement; and

“Questions and Answers About the Merger—What will be the result if the Merger is not completed?” of this Transaction Statement.

(c) Reasons

See:

“Summary—Purposes and Effects of the Merger” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger” of this Transaction Statement;

“Special Factors— Buyer Filing Persons’ Reasons for the Merger” of this Transaction Statement;

“Special Factors—Effects of the Merger on the Company” of this Transaction Statement; and

“Special Factors—Alternatives to the Merger” of this Transaction Statement.

(d) Effects

See:

“Summary—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Summary—Purposes and Effects of the Merger” of this Transaction Statement;

“Questions and Answers About the Merger—What will be the result if the Merger is not completed?” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

“Special Factors—Effects of the Merger on the Company” of this Transaction Statement;

“Special Factors—Primary Benefits and Detriments of the Merger” of this Transaction Statement;

“Special Factors—Plans for the Company after the Merger” of this Transaction Statement;

“Special Factors—Effect of the Merger on the Company’s Net Book Value and Net Income” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement;

“Special Factors—Material U.S. Federal Income Tax Consequences” of this Transaction Statement;

“Special Factors—Cayman Islands Tax Consequences” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

ITEM 8	FAIRNESS OF THE TRANSACTION

(a) (b) Fairness; Factors Considered in Determining Fairness

See:

“Summary—Recommendation of the Special Committee to the Board” of this Transaction Statement;

“Summary—Position of the Buyer Filing Persons as to Fairness” of this Transaction Statement;

“Summary—Interests of the Company’s Directors and Executive Officers in the Merger” of this Transaction Statement;

“Summary—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger” of this Transaction Statement;

“Special Factors—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement;

“Special Factors—Alternatives to the Merger” of this Transaction Statement; and

Exhibit (c)(1) to this Transaction Statement (“Opinion of Houlihan Lokey (China) Limited as Financial Advisor”).

(c) Approval of Security Holders

See:

“Special Factors—No Shareholder Vote Required to Authorize the Plan of Merger and the Merger” of this Transaction Statement.

(d) Unaffiliated Representative

See:

“Summary—Recommendation of the Special Committee to the Board” of this Transaction Statement;

“Summary—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement; and

“Special Factors—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement.

A majority of directors who are not employees of the Company has not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Merger or preparing a report concerning the fairness of the transaction.

(e) Approval of Directors

See:

“Summary—Recommendation of the Special Committee to the Board” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement; and

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement.

The Merger Agreement and the other Transaction Agreements were approved by a majority of the directors of the Company who are not employees of the Company.

(f) Other Offers

Not applicable.

ITEM 9	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a) Report, Opinion or Appraisal

See:

“Summary—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement; and

Exhibit (c)(1) to this Transaction Statement (“Opinion of Houlihan Lokey (China) Limited as Financial Advisor”).

(b) Preparer and Summary of the Report, Opinion or Appraisal

See:

“Summary—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement; and

Exhibit (c)(1) to this Transaction Statement (“Opinion of Houlihan Lokey (China) Limited as Financial Advisor”).

(c) Availability of Documents

See:

“Where You Can Find More Information” of this Transaction Statement; and

Exhibit (c)(1) to this Transaction Statement (“Opinion of Houlihan Lokey (China) Limited as Financial Advisor”).

ITEM 10	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds

See:

“Summary—Financing of the Merger” of this Transaction Statement; and

“Special Factors—Financing of the Merger Consideration and Related Expenses” of this Transaction Statement.

(b) Conditions

See:

“Summary—Financing of the Merger” of this Transaction Statement; and

“Special Factors—Financing of the Merger Consideration and Related Expenses” of this Transaction Statement.

(c) Expenses

See “Special Factors—Fees and Expenses” of this Transaction Statement.

(d) Borrowed Funds

Not applicable.

ITEM 11	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership

See:

“Summary—Share Ownership of the Company’s Directors and Executive Officers” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement; and

“Security Ownership of Certain Beneficial Owners and Management of the Company” of this Transaction Statement.

(b) Securities Transactions

See “Transactions in the Shares and ADSs” of this Transaction Statement.

ITEM 12	THE SOLICITATION OR RECOMMENDATION

(d) Intent to Tender or Vote in a Going-Private Transaction

Not applicable.

(e) Recommendations of Others

See “Summary—Recommendation of the Special Committee to the Board” of this Transaction Statement.

ITEM 13	FINANCIAL STATEMENTS

(a)	Financial Information

The audited consolidated financial statements of the Company for the two years ended December 31, 2021 and 2022 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2022, filed on April 26, 2023 (see page F-1 and following pages). The unaudited consolidated financial statements of the Company for the three months periods ended December 31, 2022 and December 31, 2023 and the unaudited balance sheet information of the Company as of December 31, 2022 and December 31, 2023 are incorporated herein by reference to the Company’s 2023 fourth quarter and full year earnings release furnished on Form 6-K on March 6, 2024.

See:

“Summary Financial Information” of this Transaction Statement;

“Where You Can Find More Information” of this Transaction Statement;

Exhibit (a)(2) (“Annual Report on Form 20-F for the year ended December 31, 2022 of the Company”) to this Transaction Statement;

Exhibit (a)(3) (“Press Release issued by the Company to the Report on Form 6-K furnished by the Company to the SEC filed on March 6, 2024”) to this Transaction Statement.

(b)	Pro Forma Information

Not applicable.

ITEM 14	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a)	Solicitations or Recommendations

Not applicable.

(b)	Employees and Corporate Assets

See:

“Summary—The Parties Involved in the Merger” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement; and

“Schedule I—Directors and Executive Officers of Each Filing Person.”

ITEM 15	ADDITIONAL INFORMATION

(c)	Other Material Information

None.

ITEM 16	EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)	Press Release issued by the Company, dated January 3, 2024 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on January 3, 2024).

(a)(2)	Annual Report on Form 20-F for the year ended December 31, 2022 of the Company, filed with the SEC on April 26, 2023.

(a)(3)	Press Release issued by the Company, dated March 7, 2024 Singapore time, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 6, 2024.

(c)(1)	Opinion of Houlihan Lokey (China) Limited as Financial Advisor.

(c)(2)	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee of TDCX Inc., dated as February 27, 2024.

(c)(3)	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee of TDCX Inc., dated as March 1, 2024.

(d)(1)	Agreement and Plan of Merger, dated as of March 1, 2024, by and among Parent, Merger Sub and the Company (incorporated herein by reference to Exhibit 99.2 to a Current Report on Form 6-K furnished by the Company to the SEC on March 1, 2024).

(d)(2)	Rollover and Contribution Agreement, dated as of March 1, 2024, by and between Parent and Merger Sub (incorporated herein by reference to Exhibit G to Schedule 13D, as amended, filed with the SEC by Parent and Merger Sub on March 4, 2024).

(d)(3)	Form of Rollover and Contribution Agreement, dated March 1, 2024, by and among Parent, Merger Sub and certain Rollover Shareholders (incorporated herein by reference to Exhibit H to a Current Report on Schedule 13D, as amended, filed with the SEC by Parent, Merger Sub and certain Rollover Shareholders on March 4, 2024).

(d)(4)	Equity Commitment Letter, dated as of March 1, 2024, by and between Parent and LLJ Limited (incorporated herein by reference to Exhibit F to Schedule 13D, as amended, filed with the SEC by Parent and LLJ Limited on March 4, 2024).

(d)(5)	Limited Guarantee, dated as of March 1, 2024, executed by LLJ Limited in favor of the Company with respect to certain obligations of Parent under the Merger Agreement (incorporated herein by reference to Exhibit J to Schedule 13D, as amended, filed with the SEC by LLJ Limited and the Company on March 4, 2024).

(f)(1)	Dissenter Rights. See “Special Factors—Dissenters’ or Appraisal Rights.”

(f)(2)	Section 238 of the Cayman Islands Companies Act.

(g)	Not applicable.

107	Calculation of Filing Fee Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

Dated: March 8, 2024

TDCX Inc.

By:	/s/ TAN Yee Peng
	Name:	TAN Yee Peng
	Title:	Chairlady of the Special Committee of
the Board of Directors of TDCX Inc.

Transformative Investments Pte Ltd

By:	/s/ Laurent Bernard Marie Junique
	Name:	Laurent Bernard Marie Junique
	Title:	Director

Helium

By:	/s/ Laurent Bernard Marie Junique
	Name:	Laurent Bernard Marie Junique
	Title:	Director

Laurent Junique

By:	/s/ Laurent Bernard Marie Junique

LLJ Limited

For and on behalf of Bartley Directors Ltd. Director

By:	/s/ Jean-Marc Rentsch /s/ Joanne Teng
	Name:	Jean-Marc Rentsch Joanne Teng
	Title:	Authorized Signatory Authorized Signatory

Schedule I

Directors and Executive Officers of Each Filing Person

I. Directors and Executive Officers of the Company

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Laurent Bernard Marie Junique (1)	750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore 469004	Executive Chairman and Chief Executive Officer of the Company	Singapore

Chin Tze Neng (2)	750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore 469004	Chief Financial Officer and Executive Director of the Company	Malaysia

Edward Goh Kok Hwee (3)	750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore 469004	Executive Vice President of Corporate Development and Executive Director of the Company	Singapore

Koh Chia Ling (4)	750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore 469004	Independent Non-Executive Director of the Company	Singapore

Tan Yee Peng (5)	750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore 469004	Independent Non-Executive Director of the Company	Singapore

Tay Hui Kiang (6)	750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore 469004	Group Chief Operating Officer and Executive Vice President for Singapore, Thailand, China, Korea and Taiwan	Singapore

Byron Joseph Fernandez (7)	750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore 469004	Group Chief Information Officer and Executive Vice President	Malaysia

Ricart Valvekens (8)	750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore 469004	Group Chief Client Solutions Officer and Executive Vice President for the Americas	Belgium

Lim Chee Gay (9)	750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore 469004	Group Chief Human Resources Officer	Malaysia

Sophie Jane Chelmick (10)	750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore 469004	Executive Vice President for TDCX Europe	United Kingdom

Andrew Thomas Cranshaw (11)	750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore 469004	Senior Vice President for Learning and Development	United Kingdom

Pan Sin Michael Shane Yat Thow (12)	750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore 469004	Senior Vice President for Digital Innovation	Mauritius

(1)

Mr. Junique founded the business that developed into the Company in Singapore in 1995 and is one of the pioneers in the industry in Asia with over 26 years of outsourcing experience. He ensures that the Company delivers innovative solutions that have a profound impact on clients’ businesses. Mr. Junique leveraged his unified vision to grow the Company into one of the global leading outsourced business services providers and trusted customer experience partner to some of the world’s most valuable brands. Mr. Junique emerged as one of the leading voices in the global business process outsourcing industry when he received the 2018 Ernst & Young Entrepreneur of the Year—Outsourced Solutions Award. Prior to founding the Company, Mr. Junique worked as a managing director at Phone Communication Pte Ltd. Mr. Junique has a bachelor’s degree in marketing from E.S.A.E/E.S.I.A.E Paris.

(2)

Chin Tze Neng joined the Company in May 2005 as the Regional Financial Controller, then became the Group Finance Director before being redesignated as Chief Financial Officer in April 2021. He is responsible for operational areas of accounting and finance, treasury, taxation, and general insurance matters of the Company. His work also includes managing the budgeting and forecasting of the Company’s financial performance for the board of directors’ review. Mr. Chin’s initial accounting career was with Kuala Lumpur’s office of Coopers and Lybrand (now a part of PricewaterhouseCoopers) where his role was largely to serve clients for statutory audit compliance and special audit assignments. He has also worked in finance roles at Malayan Cement Berhad, which later became part of the French-based Lafarge SA. Immediately prior to joining the Company, Mr. Chin worked at a German-owned decorative paper maker and supplier, Interprint, as a Financial Controller for approximately two years. Mr. Chin has an Australian degree holder from RMIT University, Melbourne as well as various professional qualifications such as a designated Chartered Accountant as re-designated by Malaysian Institute of Accountants (MIA) on June 28, 2001 and a Certified Practicing Accountant by the Australian Society of Certified Practicing Accountants on November 30, 1994.

(3)

Edward Goh Kok Hwee has served as Executive Vice President of Corporate Development since 2017 and as a director since April 2021. He is responsible for mergers and acquisitions, strategic partnerships, and achieving optimal value creation for the organization. Since 2021, he has oversight on investor relations and corporate communications functions. Prior to joining the Company in 2017, he worked for Bank Julius Baer as Managing Director Senior Advisor in the investment finance team. He has 15 years of experience in corporate finance, strategy research and credit. Since joining the Company in 2017, Mr. Goh has worked closely with the CEO and other executive officers to enhance ownership structure, create access to funding options, and support expansion plans into new markets. Mr. Goh earned his Bachelor of Business degree from Nanyang Technological University in 2000 and his Master of Business Administration degree from Imperial College, London in 2003. He is also a Chartered Financial Analyst.

(4)

Koh Chia Ling has served as an independent non-executive director on the Company’s board of directors since September 2021. He also serves in the position of Managing Director for the Singapore law practice OC Queen Street LLC, a member firm of Osborne Clark and previously was a partner at Bird & Bird ATMD LLP from 2006 to July 2016. Mr. Koh earned his Bachelor of Laws degree from the University of London in 1996 and Master of Laws in Media, Communication and Information Technology from the University of New South Wales in 2000. Mr. Koh also has a Master of Technology in Knowledge Engineering degree from the National University of Singapore, which he earned in 2004.

(5)

Tan Yee Peng has served as an independent non-executive director on the Company’s board of directors since September 2021. Amongst others, she also serves as a director on the board of directors of First Sponsor Group Limited, Oiltek International Limited, Vanguard Health Fund Limited, and Singapore Aerospace Manufacturing Pte Ltd. Ms. Tan also previously worked at KPMG LLP as a partner where she led the healthcare and biomedical sciences practice and managed an audit portfolio of numerous entities listed on the Singapore Exchange Securities Trading Limited (SGX-ST). Ms. Tan also served as an adjunct associate professor at Nanyang Technological University (Nanyang Business School) from 2009 to 2018. Ms. Tan earned her Bachelor of Accountancy degree, First Class Honours, from Nanyang Technological University in 1995.

(6)

Tay Hui Kiang has been with the Company since 2004. Ms. Tay has served as Executive Vice President since October 2018. Ms. Tay was appointed to the position of Group Chief Operating Officer of the Company on January 12, 2021. She is responsible for leading over 2000 staff in four countries. She has more than 20 years of business process outsourcing experience from designing customer access strategies, inbound customer contact, outbound outreach and all supporting functions of a high performing contact center. Prior to joining the Company in 2004, she worked for MobileOne Pte Limited as their Customer Service Executive and for Standard Chartered Bank as their Customer Service Manager. Ms. Tay earned her Bachelor of Business degree from Nanyang Technological University in 1997 and her Executive MBA from Nanyang Technological University in 2014. Ms. Tay is a certified COPC Coordinator, as well as a certified Six Sigma Green Belt from Singapore Quality Institute. She is a member in the Total Defence Awards Evaluation Board (2017 to 2024). Ms. Tay is also a member of Republic Polytechnic School of Hospitality School Advisory Committee (2018 to 2024).

(7)

Byron Joseph Fernandez has served as Executive Vice President since September 2014 and Group Chief Information Officer since January 2019. In 2019, his role was expanded to serve as Chief Information Officer, and he is now responsible for information technology deployments globally. Prior to joining the Company in 2014, he worked for SRG Asia Pacific Sdn. Bhd. as their General Manager and for Vision IP Services (now known as Redberry) as their Head of Operations. Mr. Fernandez earned his MBA degree from Olympia College in 2002 and his Advanced Diploma in Computer Science from Informatics Institute in 1998. Mr. Fernandez is also a CIAC Certified Strategic Leader and a COPC Certified Implementation Leader. Mr. Fernandez has over 20 years of experience in the outsourcing industry.

(8)

Ricart Valvekens has served as the Company’s Chief Client Solutions Officer since 2022, and Executive Vice President since 2015. Prior to joining the Company, he worked for Nestle as their Regional Customer Service Manager covering the whole of Asia. Mr. Valvekens earned his Master’s degree in European Marketing and Management from IDRAC Business School in 2002 and also attended an Executive Program in Strategy and Organization at Stanford University in 2019. Mr. Valvekens has 15 years of customer experience and outsourcing industry experience.

(9)

Lim Chee Gay joined the Company in 2017 as Chief Human Resources Officer for Malaysia before promoted to Group Chief Human Resources Officer in March 2021. Mr. Lim is a business person and a seasoned ‘C’ Level HR Professional. He has more than 25 years of experience in HR, manufacturing, IT and supply chain, and this varied experience has enabled him to reinvent and transform the HR field during his career. He has managed diverse and large teams globally. He has held management and board positions at a country, regional and global level over the years and is also a well-known global speaker. His key areas of focus include group-level HR transformation, talent acquisition, talent retention, talent development, building the best employer brand, digitized HR processes, data analytics, and strengthening operation excellence in HR for sustainable growth. Before joining TDCX, he was with AIA, Samsung, T-Systems, Astro, and Intel. He has been awarded Southeast Asia HR Icons, Asia Greatest Chief Human Resources Officer (CHRO), Most Influential HR Leader, National HR Leader of the Year and HR Professional of the Year. He is an appointed Adjunct Professor with UNITAR and an advisory panel member for Human Resources Online, SAP Advisory Board, RockBird Media, UNTI University, Management and Science University (MSU), and TAR College University. Mr. Lim obtained his honors degree of Bachelor of Applied Science (Hons) from University Science Malaysia in 1994. He is a qualified Chartered Fellow CIPD, 6 Sigma Black Belt, Lean, Design Thinking, Customer Operations Performance Centre (COPC), Project Management and Associate and Life Management Institute (ALMI).

(10)

Sophie Jane Chelmick has served as the Company’s Senior Vice President since October 2018, and Executive Vice President since April 2023. She is responsible for launching the TDCX business in Spain, Romania and Türkiye. She has over 15 years of experience in managing Pan-European customer operations and sites that positively impact business results for clients. She achieves this by building great relationships with her clients at all levels while in parallel building and supporting talented operational teams who consistently produce ambitious sales, productivity and quality results. Prior to joining the Company in 2018, she worked for CPM International, part of the Omnicom Group as their Business Unit Director for Key European Accounts. She earned her degree from the University of London in 1997 and her post-graduate degree from the University of Aberdeen in 2000. She is also a COPC certified practitioner.

(11)

Andrew Thomas Crenshaw joined the Company as Senior Vice President of Learning & Development in July 2019. He is responsible for overseeing the next phase in the development of the Company’s training practice as the Company create a Global Learning and Development culture that will differentiate the Company both as an employer and as a partner for clients. Mr. Cranshaw is a well-respected educator in customer experience and contact center management and before joining the Company was Director Southeast Asia for COPC Inc. He has over 25 years of experience in business process outsourcing management roles and CX consulting, over 20 of which have been spent in Southeast Asia and has personally delivered hundreds of training programs for Contact Center staff and managers throughout the Asia Pacific region as well as in the United Kingdom and the United States. Mr. Cranshaw is a founding member of the Contact Center Association of Malaysia from whom he is the recipient of a career achievement award for his service to the Malaysian contact center industry.

(12)

Pan Sin Michael Shane Yat Thow joined the Company in 2014 as the Regional Digital Marketing Manager. In March 2020, he was promoted to Senior Vice President for Digital Innovation, where he oversees the Company’s broad marketing initiatives including branding, digital marketing, digital innovation, and exponential technologies such as AI, augmented and virtual reality, machine learning, finance technology, and internet of things. Mr. Pan Sin sits on several international judging panels for prominent digital awards and is a member of the Interactive Media Council, Web Marketing Association, Academy of the Interactive & Visual Arts and The One Club for Creativity. Mr. Pan Sin also was formerly employed as the head of one of the largest digital agencies in Malaysia. He was also one of the first in Asia to be inducted into Google’s #CertifiedChamps Hall of Fame for completing all Google Ads certifications. Mr. Pan Sin graduated with a Bachelor of Arts (Hons) in Creative Multimedia from Limkokwing University of Creative Technology in 2007.

II. Directors and Executive Officers of Parent

The following table sets forth information regarding the sole director of Parent as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Parent does not have any executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Laurent Junique	750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore 469004	Executive Chairman and Chief Executive Officer of the Company (1)	Singapore

(1)	Has been in the current position for the past five years.

III. Directors and Executive Officers of Merger Sub

The following table sets forth information regarding the sole director of Merger Sub as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Merger Sub does not have any executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Laurent Junique (1)	750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore 469004	Executive Chairman and Chief Executive Officer of the Company (1)	Singapore

(1)	Has been in the current position for the past five years.

IV. Directors and Executive Officers of LLJ Limited

The following table sets forth information regarding the directors of LLJ Limited as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, LLJ Limited does not have any officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Bartley Directors Ltd.	c/o Butterfield Trust (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke HM 08, Bermuda	Nominee Director(1)	Bermuda

(1)	Has been in the current position since the director appointment on June 30, 2023.